
RENAULT
RECEIVED
2006 SEP 18 P 2:55
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BY RAPID MAIL


06016906

Securities and Exchange Commission
Office of International Corporate Finance
Chief Councel
450 Fifth Street N.W.
WASHINGTON, D.C. 20549
U.S.A.

September 12, 2006
S. 0760 - VD / AM

SUPPL

RE : **File N° 82-4001/RENAULT**
Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Gentlemen,

Please find enclosed herewith information with respect to Renault required by subparagraph (b) (1) (iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Act") to maintain its exemption from the registration requirements of Section 12(g) of the Act.

Following is information considered by Renault to be material pursuant to paragraphs (b) (i) and (b) (3) of the Rule that it (i) has made public pursuant to the laws of France; (ii) has filed with a stock exchange on which its securities are traded (the Paris Bourse or the Luxembourg Stock Exchange) and which is made public by such exchange ; or (iii) has distributed to its security holders since Renault's last submission dated december, 2003. English-language versions, translations summaries or descriptions of these documents, as required by paragraph (b) (4) of the Rule, are enclosed herewith, as indicated.

As stated in paragraph (5) of the Rule, the information and documents being furnished hereby pursuant to paragraph (b) (1) of the Rule are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Act and that neither this letter, nor the furnishing of such documents and information constitutes an admission for any purpose that Renault is subject to the Act.

If you have any questions regarding this request, please contact the undersigned at (33.1) 76.84.53.09 (telephone) or (33.1) 76.84.51.49 (facsimile) or veronique.dosdat@renault.com (email).

Very truly yours,

PROCESSED
SEP 19 2006
THOMSON
FINANCIAL

Véronique DOSDAT

(Attachments)

9/19

ISSUER : Renault SA	
Rule 12g3-2(b)	Exemption (SEC File n° : 82-4001)

Most documents are available on web site : www.renault.com

Documents included pursuant to Rule 12g3-2(b):

Periodic reports and documents since April 1, 2006:

- First half 2006 earnings. Exhibit A:
  - First half 2006 earnings report *(Exhibit A.1)*
  - Slides show *(Exhibit A.2)*
  - Press release *(Exhibit A.3)*

Documents submitted by Renault to the AMF since April 1, 2006:

- List of all information made public by Renault between Jan 1, 2005 to April 10, 2006 pursuant to the 'French Code monétaire et financier' and 'AMF'. Exhibit B

Material press releases and information made public by Renault since April 1, 2006:

- All material press releases since April 1, 2006. Exhibit C
  (also available on the AMF web site : www.amf-france.org)

  - In first quarter 2006, Renault reports revenues of €10,538 million, up 5,8% thanks to growth outside Europe - April 24, 2006 *(Exhibit C.1)*
  - Renault reports the impact of Nissan's fourth quarter on 2006 earnings - April 26, 2006 *(Exhibit C.2)*
  - Renault Mixed General Meeting - May 4, 2006 *(Exhibit C.3)*
  - Renault Shareholders' Meeting Notice Mixed General Meeting - May 4, 2006 *(Exhibit C.4)*
  - Renault statement (GM and the Alliance) - June 30, 2006 *(Exhibit C.5)*
  - Renault statement (Board Approval) - July 3, 2006 *(Exhibit C.6)*
  - Renault pursues growth outside Europe in the first half of 2006 - July 6, 2006 *(Exhibit C.7)*
  - Renault statement (Renault and Nissan Boards' Approval) - July 3, 2006 *(Exhibit C.8)*
  - Renault, Nissan and General Motors joint statement - July 14, 2006 *(Exhibit C.9)*
  - Renault and NTN reach an agreement - July 24, 2006 *(Exhibit C.10)*



RECEIVED
2006 SEP 18 P 2:57
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PRESS RELEASE

JULY 27, 2006

In first-half 2006,

Renault reports operating margin of 2.7%

- **Renault reports operating margin of €592 million (2.7% of revenues) in first-half 2006, confirming its forecast of 2.5% for full year 2006, despite external headwinds : higher energy costs and higher raw material costs**

- **The deployment of Renault Commitment 2009 is going ahead as announced on February 9. Our foreseen milestones for Renault's operating margin are 3.0% for 2007, 4.5% for 2008 and 6% for 2009**

In first-half 2006, the Renault group's sales declined by 3.2% on first-half 2005 to 1,315,351 units, reflecting contrasting levels of performance:
- In the European market[1], sales totaled 951,339 vehicles down 7.6%, primarily as a result of the selective commercial policy introduced in 2005 to reduce the low value sales. This policy was stepped up at the start of the year. Despite the unfavorable product cycle, Renault reported strong sales of Clio III, launched in September 2005 and voted Car of the Year 2006. With 250,955 units sold, Clio remained the best-selling car in its segment in the European market.

- Outside Europe, as announced at the beginning of the year, Renault pursued its development in first-half 2006 and reported a 10.5% increase in sales, to 364,012 units. Sales outside Europe accounted for 28% of total Renault sales worldwide, up 4 percentage points on last year. This increase was driven by the three Group brands: Renault, Dacia and Samsung[2].

Operating margin of 2.7% in first-half 2006

On a consistent basis, Renault reported **revenues** of €21,547 million, up 0.4% on first-half 2005.
The contribution of the **Automobile Division** to group revenues rose 0.2% to €20,560 million. The decline in sales on the European market was offset by continued sales development outside Europe, the start of SM3 exports by Renault Samsung Motors for Nissan, a slightly positive currency effect (mainly in South Korea and Mercosur) and other Group businesses (sales of spare parts, powertrains and built-up vehicles to partners).
On a consistent basis, the **sales financing** subsidiary, RCI Banque, contributed €987 million to revenues, up 3.9% on first-half 2005 due to growth in insurance services and average loans outstanding.

RENAULT PRESS
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 84 67 90

Group **operating margin** totaled €592 million or 2.7% of revenues, compared with 4.1% in first-half 2005.

The **Automobile Division** reported an operating margin of €323 million or 1.6% of revenues in first-half 2006, compared with 3.3% in first-half 2005. In first-half 2006, this fall was linked primarily to:

- a leveling-off in sales in the European market;
- an unfavorable model mix and pricing effect despite a strong growth in Clio and Logan sales;
- product enrichment with, in particular, the transition to the Euro 4 standard.

At the same time, Renault increased efforts to cut purchasing costs, despite an additional cost of €185 million linked to the rise in raw material prices. The Group also kept down G&A (general and administrative) expenses, despite a faster pace of international development.

The contribution of **RCI Banque** to operating margin totaled €269 million, compared with €266 million in first-half 2005.

Other operating income and expenses showed income of €57 million, bringing **operating income** to €649 million, compared with €1,207 million in first-half 2005.

Net financial expense came to €36 million, compared with an expense of €186 million in first-half 2005. That included a negative impact of €174 million from mark-to-market measurement of redeemable shares under IAS 39.

Renault reported a profit of €1,212 million for its share in the **net income of associated companies**[3]. **Nissan's** contribution totaled €1,013 million, compared with €911 million in first-half 2005 (excluding non-recurring income[4]). Renault's share in the net income of other associated companies, particularly **AB Volvo**, showed a positive contribution of €199 million, compared with €175 million at June 30, 2005.

Pre-tax income thus totaled €1,825 million, compared with €2,557 million in first-half 2005. In first-half 2006, **current and deferred taxes** represented a net charge of €166 million.

Net income (Renault share) totaled €1,627 million in first-half 2006, compared with a profit of €2,170 million in first-half 2005.
Earnings per share totaled €6.34, compared with €8.52 in first-half 2005.

Shareholders' equity rose by €780 million to total €20,441 million at end-June 2006.
At December 31, 2005, the **net financial debt of the Automobile Division** stood at €2,252 million. In first-half 2006, debt was reduced by €264 million to total €1,988 million. The following items contributed to this outcome:
- cash flow contracted by €67 million to €2,297 million;
- net capital expenditure amounted to €1,795 million (compared with €1,405 million at June 30, 2005);
- the working capital surplus was up €212 million, owing to a seasonally-driven rise in receivables.

The Automobile Division generated free cash flow[5] of €714 million.
Driven by a decline in debt and an increase in shareholders' equity, the debt-to-equity ratio was 9.7% at June 30, 2006, compared with 11.5% at December 31, 2005.

Outlook

Renault confirms the full-year forecast

Since Renault Commitment 2009 was announced on February 9, 2006, the company has been focused on the success of its business plan. 2006 is a year of transition. The course has been set. The priorities are clearly defined and broken down into measurable objectives. The new profit - and customer - focused processes are in place. Over the next six months, Renault will continue to implement its business plan.

- In Europe, Renault will pursue its selective commercial policy. Renault will launch the phase-two Scénic in September and phase-two Trafic and phase-three Master in October.
- Outside Europe, Renault will release two versions of Logan specially designed for emerging markets: a station wagon and LCV. The development of the Logan program, backed up by dynamic sales at Renault Samsung Motors, will sustain sales growth.

Overall, Renault expects sales to remain at the same level as in 2005.

- Despite external headwinds, continuously rising energy costs and raw material prices, Renault confirms its forecast for operating margin of 2.5% in 2006.

Beyond 2006, Renault specifies the operating margin milestones

- In 2007, Renault will start its product offensive with eight new products launched in the second half of the year. Given this product rollout schedule, earnings will mainly be driven by the cost-reduction program accelerated under Renault Commitment 2009 in all company functions.

- In 2008 and 2009, earnings growth will gather momentum, driven by the reinforcement and expansion of the range (seven models in 2008 and nine models in 2009), as well as by our continued international development.
  Based on this outlook, our foreseen milestones for Renault's operating margin are 3.0% for 2007, 4.5% for 2008 and our commitment of 6% in 2009.

Contact:
Renault Press – Anne-Emmanuelle Dognon-Remy: + 33 (0)1 76 84 64 69
Websites: www.media.renault.com – www.renault.com

[1] France and Europe Regions.
[2] The Euromed Region (Eastern Europe, Russia/CIS, Turkey and North Africa) (+16.4%) was buoyed by the successful launch of Logan in Russia and Morocco. In the Americas Region (Northern and Southern Latin America) (+13.4%), Renault reported particularly strong growth in Argentina (+40.4%) and Colombia (+40.9%). The Asia-Africa Region posted a dip of 2.8%, although sales grew by 3.3% in South Korea, owing to the strong performance of the SM3 and SM5.
[3] Under IFRS, "associated companies" corresponds to companies formerly defined as "accounted for by the equity method".
[4] In first-half 2005, Renault reported €450 million in non-recurring profit, linked to the finalization by Nissan of arrangements to transfer part of its retirement commitments to the Japanese government.
[5] Free cash flow = cash flow less net capital expenditure, including the change in the working capital requirement.

Renault group's consolidated revenues[1] by Division and half-year period

€ million	*H1 2006*	*H1 2005 on a consistent basis with 2006*	*% change 2006/2005*
Automobile	20,560	20,520	+ 0.2%
Sales Financing (RCI Banque)	987	950	+3.9%
Total	**21,547**	**21,470**	**+ 0.4%**

Renault's consolidated results by half-year period

[illegible]	[illegible]	[illegible]
Operating margin	592	943
Operating income	649	1,207
Net financial income (expense)	(36)	(186)
Share in net income of associated companies	1,212	1,536
Pre-tax income	1,825	2,557
Current and deferred taxes	(166)[2]	(346)
Net income	1,659	2,211
Net income (Renault share)	1,627	2,170

Divisional contribution to Renault's operating margin by half-year period

€ million	*H1 2006*	*H1 2005*
Automobile	323	677
As a % of revenues	*1.6%*	*3.3%*
Sales Financing (RCI Banque)	269	266
As a % of revenues	*27.3%*	*28.0%*
Total	**592**	943
As a % of revenues	**2.7%**	4.4%

---

1 On a consistent basis.

2 In first-half 2006, Renault benefited from tax credits for research activity in South Korea.




RECEIVED
2006 SEP 18 P 2:57
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Société Anonyme au capital social de 1 085 610 419,58€
441 639 465 RCS Nanterre
Siège social : 13/15, Quai Alphonse Le Gallo
92100 Boulogne Billancourt

Liste des informations publiées ou rendues publiques en application de l'article L 451-1-1 du Code monétaire et financier et de l'article 221-1-1 du Règlement Général de l'AMF.
Période du 01/01/2005 au 10/04/2006.

Date	Documents
Informations périodiques ou occasionnelles disponibles sur le site Internet de l'AMF ou sur le site de Renault, www.renault.com (CP ou *)	
06-janv-05	Accroissement des ventes mondiales 2004 de 4.2% (CP).
19-janv-05	Déclaration de transactions sur titres par un dirigeant.
08-févr-05	Résultat année 2004 (CP).
18-févr-05	Déclaration de transactions sur titres par un dirigeant.
22-févr-05	Préparation de la nouvelle gouvernance : dissociation des fonctions PCA /DG (CP).
22-févr-05	Création d'une société commune Mahindra pour fabriquer la Logan en Inde (CP).
22-févr-05	Déclaration de transactions sur titres par un dirigeant.
28-févr-05	Résultats financiers 2004 aux normes IFRS (CP).
08-mars-05	Cession de la participation Renault dans Nissan Diesel (CP).
10-mars-05	Dépôt du Document de référence 2004*.
15-mars-05	Déclaration de transactions sur titres par un dirigeant.
16-mars-05	Déclaration de transactions sur titres par un dirigeant (annule et remplace le communiqué publié sur le site de l'AMF le 15 mars à 10h12)
21-mars-05	Signature de l'Accord de création d'une société commune en Inde (CP).
25-mars-05	Dépôt note d'information sur le programme de rachat d'actions*.
26-avr-05	Chiffre d'affaires du 1er trimestre 2005 (CP).
28-avr-05	Contribution de Nissan aux résultats du 1er semestre de Renault (CP).
28-avr-05	Augmentation de participation de Renault dans Somaca à hauteur de 54 % (CP).
04-mai-05	Nomination de Carlos Ghosn à la tête de Renault (CP).
05-juil-05	Accroissement des ventes mondiales au 1er semestre 2005 (CP).
25-juil-05	Ventes mondiales groupe Renault 1er semestre 2005 et Annexe (CP).
27-juil-05	Résultats du 1er semestre 2005 (CP).
02-sept-05	Déclaration de transactions sur titres par un dirigeant.
13-sept-05	Annonce du plan triennal et des résultats financiers Renault (CP).
26-oct-05	Chiffre d'affaires des 9 premiers mois 2005 (CP).
28-oct-05	Contribution de Nissan aux résultats du 2nd semestre de Renault (CP).
16-nov-05	Révision de l'objectif de la marge opérationnelle 2005 (CP).
04-janv-06	Résultats commerciaux monde 2005 (CP).
06-févr-06	Déclaration sur le capital.
09-févr-06	Renault Contrat 2009 et résultats annuels 2005 (CP)
20-févr-06	Déclaration de transactions sur titres par un dirigeant.
21-févr-06	Déclaration de transactions sur titres par un dirigeant.
27-févr-06	Déclaration de transactions sur titres par un dirigeant.
13-mars-06	Dépôt du Document de référence 2005*.
31-mars-06	Déclaration de transactions sur titres par un dirigeant.
	CP : Communiqué de presse

Informations publiées au Bulletin des Annonces légales Obligatoires (BALO) et dans un Journal d'annonces légales (JAL)	
14-févr-05	Publication au BALO du chiffre d'affaires consolidé au 31/12/2004.
28-févr-05	Publication au BALO de l'avis de réunion de l'Assemblée des actionnaires.
23-mars-05	Publication de l'avis de convocation sur 1ère convocation de l'Assemblée des actionnaires en date du 29 avril 2005 au BALO et au JAL "les Affiches Parisiennes".
25-mars-05	Publication au BALO des documents comptables (comptes consolidés) 2004.
30-mars-05	Publication au BALO de l'avis de convocation sur 1ère convocation de l'Assemblée des porteurs de titres participatifs en date du 18 avril 2005.
31-mars-05	Publication de l'avis de convocation sur 1ère convocation de l'Assemblée des porteurs de titres participatifs en date du 18 avril 2005 au Journal Spécial des Sociétés des Hts de Seine.
08-avr-05	Complément à l'avis paru au BALO du 25 mars 2005.
09-avr-05	Publication au BALO du chiffre d'affaires consolidé au 31 mars 2005.
22-avr-05	Publication de l'avis de convocation sur 2ème convocation de l'AGM en date du 29 avril 2005 au BALO et au JAL "les Affiches Parisiennes".
22-avr-05	Publication de l'avis de convocation sur 2ème convocation de l'Assemblée des porteurs de titres participatifs en date du 29 avril 2005 au BALO et au Journal Spécial desSociétés (92).
09-mai-05	Publication au BALO des documents comptables en date du 25 mars 2005 approuvés par l'Assemblée Générale des actionnaires en date du 29 avril 2005.
13-mai-05	Publication des droits de vote lors de l'Assemblée Générale Mixte du 29/04/2005.
29-juil-05	Publication au BALO du chiffre d'affaires au 30/06/2005.
07-sept-05	Publication au BALO du résultat du 1er semestre 2005.
28-oct-05	Publication au BALO du chiffre d'affaires au 30/09/2005.
08-mars-06	Publication au BALO de l'avis de réunion de l'Assemblée Générale des actionnaires.
24-mars-06	Publication de l'avis de convocation sur 1ère convocation de l'Assemblée des actionnaires en date du 4 mai 2006 au BALO et au JAL "les Affiches Parisiennes".
29-mars-06	Publication des documents comptables (comptes consolidés) 2005 au BALO.
05-avr-06	Publication de l'avis de convocation sur 1ère convocation de l'Assemblée des porteurs de titres participatifs en date du 24 avril 2006 au Journal Spécial des Sociétés (92).
06-avr-06	Publication au BALO de l'avis de convocation sur 1ère convocation de l'Assemblée des porteurs de titres participatifs en date du 24 avril 2006.
Informations déposées auprès du Kanto Local Finance (Japon) et publiées sur EDINET	
18-mai-05	Publication du Extraordinary Report
22-juin-05	Publication du Annual Securities Report au 31/12/2004
22-sept-05	Publication du Semi-Annual Securities Report au 30/06/05
22-sept-05	Publication du Shelf-Registration Statement
08-nov-05	Publication de l'Amendement au Shelf Registration Statement
18-nov-05	Publication de l'Amendement au Shelf Registration Statement
18-nov-05	Publication de l'Amendement au Semi-Annual Securities Report
18-nov-05	Publication de l'Amendement au Securities Report
2-dec-05	Supplemental au Shelf Registration Statement
Informations publiées sur le site internet de la Bourse de Luxembourg	
22-juil-05	Publication du Prospectus de Base dans le cadre du Programme EMTN.
19-sept-05	Publication d'un Supplemental au Prospectus de Base (Comptes Semestriels au 30/06/05)11/04/2006
27-mars-06	Publication d'un 2nd Supplemental au Prospectus de Base (Résultats 2005).



RECEIVED
2006 SEP 18 P 2:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

APRIL 24, 2006

In first quarter 2006

Renault reports revenues of €10,538 million, up 5.8% thanks to growth outside Europe

Renault's first-quarter 2006 revenues came to €10,538 million compared with €9,961 million in first quarter 2005, on a consistent basis.

The **Automobile Division** generated revenues of €10,055 million, a 5.8% increase[1] on first quarter 2005. The impact of the 2.6% decline in world sales was more than offset by several factors:

- growing business in the sales network – workshops, spare parts and used vehicles,
- increasing parts and vehicle sales to partners, in particular with the start of SM3 exports from Korea on behalf of Nissan,
- a favorable currency effect.

In this context, the rise in first-quarter 2006 billings has prompted us to reinforce the inventory control measures implemented in the sales network.

In Europe, Renault's sales contracted by 7.1% in first quarter 2006. More than half of the decline arose on the least profitable sales, in line with the company's selective commercial policy, which will continue in the coming months. The very good performance of Clio, which rose 32% thanks to the confirmed success of Clio III and a sound showing from Clio II, only partially compensated for this trend in Q1 sales.

Outside of Europe, Renault continued to expand, recording strong 12.4% sales growth under the impetus of its three brands, Renault (+14.1%), Dacia (+11.6%) and Samsung (+7.5%).

- The Euromed region[2] (+12.1%) benefited from the successful Logan launches in Russia and Morocco.
- The Americas region (+20%) was boosted by strong growth in Argentina's buoyant market (+48.8%) as well as in Columbia (+72.3%), where the rollout of Logan under the Renault brand proved a success.
- The Africa/Asia region (+5.3%) was driven by strong business in Korea, where Renault Samsung Motor sales increased by over 7.4% thanks to the good performances of the SM3 and SM5 models in a growing market.

The new company organization comprising Regional Management Committees (RMC) set up within the framework of the Renault Commitment 2009 plan is now effective.

[1] On a consistent structure and accounting method basis.
[2] Eastern Europe, Russia/CIS, Turkey, Maghreb

RENAULT PRESSE
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 84 67 90

The **sales financing subsidiary** RCI Banque contributed €483 million to revenues (+4.8%). This increase is due chiefly to continuing growth in outstanding credits. RCI Banque has been keeping pace with Renault's sustained international development, launching sales financing activities in Columbia and Korea.

Renault will release its first-half 2006 earnings on July 27, 2006.

Renault Group consolidated revenues by division

€ million	Q1 2005 Reported	Q1 2005 Restated*	Q1 2006	% change Q1 2006/Q1 2005 Restated*
Automobile	9,381	9,500	10,055	+ 5.8%
Sales financing	459	461	483	+ 4.8%
Total	9,840	9,961	10,538	+ 5.8%

*For comparison purposes, 2005 data have been restated on a consistent basis with 2006.

Contact

Renault Presse: Anne-Emmanuelle Dognon-Remy, + 33 (0)1 76 84 64 69
Internet: www.media.renault.com – www.renault.com



PRESS RELEASE

APRIL 26, 2006

Following the announcement of Nissan's financial results for fiscal year 2005,

Renault reports the impact of Nissan's fourth quarter on 2006 earnings

On Tuesday, April 25, 2006 Nissan announced its financial results for fiscal year 2005 (April 1, 2005 – March 31, 2006).

After restatement, the profit reported by Nissan for the fourth quarter of fiscal year 2005 (January 1, 2006 – March 31, 2006) will make a positive contribution of €603 million(1) to Renault's net income.

Renault will release its first-half 2006 earnings on July 27, 2006, including the impact of Nissan's earnings for first-quarter 2006 (April 1, 2006 – June 30, 2006).

(1) Based on an exchange rate of 141 yen/euro, the average rate for the period under review.

Press contact: Anne-Emmanuelle Dognon-Remy +33 (0)1 76 84 64 69

Websites: www.media.renault.com – www.renault.com

RENAULT PRESSE

1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex

Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 84 67 90




RECEIVED
2006 SEP 18 P 2:57
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PRESS RELEASE

JUNE 30, 2006

RENAULT STATEMENT

The Renault-Nissan Alliance is an open partnership, which has never been restricted to two partners. Under the right circumstances and with the appropriate partners, the Alliance could be expanded further. Such an expansion would only be considered by the Alliance if it were executed in the full spirit of the Alliance, which is founded on trust, transparency, performance and the full respect for individual corporate and brand identity.

Mr.Ghosn, President and CEO of Renault and Nissan was approached by Mr.Kerkorian, Mr.York and representatives of Tracinda Corporation to assess the merits of GM joining the Renault Nissan Alliance.

At this point, it is necessary that GM Board and top management fully support this project in order to start the study of this opportunity after agreement of Renault and Nissan boards.

Press contact : Anne-Emmanuelle Dognon-Remy +33 (0)1 76 84 64 69

Websites : www.media.renault.com – www.renault.com

RENAULT PRESSE

1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex

Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 84 67 90




RECEIVED
2006 SEP 18 P 2:57
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PRESS RELEASE

PARIS, JULY 3, 2006

RENAULT statement

The Board of Directors of Renault met today to discuss on the events following the initiative taken by Tracinda Corporation regarding General Motors forming a new alliance with Renault and Nissan.

The Board of Directors approved the position proposed by Carlos Ghosn : Exploratory discussions with General Motors, concerning a potential alliance, could start if General Motors Corporation makes the proposal.

Press contacts :
Marie-Françoise Damesin : +33 6 14 92 20 66
Claire Martin : +33 (0)1 76 84 64 69
Websites : www.media.renault.com – www.renault.com

RENAULT PRESSE
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 84 67 90

RENAULT

PRESS RELEASE

JULY 6, 2006

Renault pursues growth outside Europe in the first-half of 2006

- **With a sales increase of 10.6% to 364,371 vehicles outside Europe, the Renault Group pursues international growth thanks to its Renault, Dacia and Renault Samsung Motors brands. Sales outside Europe represent 27.7% of all Group sales in the first half of 2006.**
- **Given the drop in sales on European markets of 7.6%, group global sales dropped 3.2% to 1,315,385 vehicles sold in the first six months of 2006, representing a 4.1% share of the global market.**
- **In Europe, Clio sales grew by 44.7% thanks to the success of Clio III. The new Renault Sport has been on sale since May 2006.**
- **Logan sales double to nearly 124,000 units worldwide. (Dacia and Renault brands).**

"As the first year of our new business plan, 2006 will be a year of transition. On the one hand, we will be on the defensive in our markets because we have few new products and the competitive environment is challenging. On the other hand, we will be on the offensive internally - preparing new products, new technologies and the ramp-up of the action plans we will present today." - Carlos Ghosn, President & CEO of Renault Group at the announcement of the Renault Commitment 2009.

Renault Group sales decreased by 3.2% in the first half of 2006 to 1,315,385 vehicles sold. The global market share of the Group was 4.1%. This overall result came from contrasting performances.

Sales on European* markets dropped by 7.6% on the one hand because of Renault's selective commercial policy, and on the other because of a less favorable product cycle at this time. Sales outside Europe grew strongly by 10.6% thanks to the Group's three brands. At the end of June 2006, sales outside Europe accounted for 27.7% of the Renault group's sales.

By brand:

- **Renault** was second in Europe with a market share for cars and LCVs of 9.5%, and remained solid leader in France with 26.8% of the car and LCV market.

- **Dacia** sales increased worldwide by 28.5% to 103,604 thanks to Logan's increasing presence on the market.

- In Korea, **Renault Samsung Motors** raised its volumes by 3.3% to 57,710 units.

*(Region France + Region Europe) see annex

RENAULT PRESS
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 84 67 90

| New regional organization

As announced on February 1, 2006, Renault has put in place a new geographical organization for Renault Commitment 2009, creating five regions. The objective: to better take into account the specific needs of the different markets, react more quickly, with the aim of maximizing results in each of the five regions. These five regions are: France, Europe (outside France), Euromed, Asia-Africa and the Americas.

| France & Europe Region

The **European** market remains very competitive and more and more sustained by promotional offers. It has grown by 1.8% in the first half of 2006. In this context, Renault pursues its selective commercial policy in Western Europe. This consists of prioritizing the most valuable sales channels and limiting certain volumes that are insufficiently profitable, such as short term rentals, notably because of the deterioration of the market for used cars.

This strategy translates into a drop in sales of 7.6% to 951,014 units in the first half of 2006 for the Group, securing 9.8% of the European market. While the Renault brand dropped by 9.3%, Dacia pursued its growth with a sales increase of 147% to 26,677 units sold, of which 20,124 were sold in Western Europe.

Renault was the second brand in **Europe** for cars and LCVs, with a 9.5% share of market, selling 924,337 vehicles, a drop of 9.3%. Renault was the second brand in the car market in Europe with 755,968 cars sold, equaling 8.9% market share, and the leading brand on the European LCV market for the ninth year running with 167,788 vehicles sold representing 14.2% of the market.

Renault remained solid leader in **France** with a 26.8% market share selling 360,336 vehicles in the first half of 2006. The two best-selling cars in France in 2006 are Clio and Mégane. In addition, Dacia sold 11,385 Logans in France during the first six months of 2006.

| On strategy, group sales continue to grow outside Europe

Outside Europe, the **Renault Group** grew its sales by 10.6% to 364,371 units in the first half of 2006.

The Group's three brands progressed outside Europe: sales of the **Renault brand** rose 13.3% to 228,156 vehicles, while **Dacia** sales grew by 10.2% to 76,927 and **Renault Samsung Motors** sold 59,288 vehicles, up 2.1% over the first six months of 2005.

| Euromed Region

In the Euromed region, **Renault Group** sales grew by 16.5% in the first half of 2006, driven by excellent sales growth for Logan in Russia and Morocco. Production of Logan began in April 2005 in Russia and in July 2005 in Morocco.

By brand:

- **Renault** grew by 21.7% in the Euromed region. In **Russia**, on a market that grew by 21%, sales leapt by 194.4% with 30,864 vehicles sold, thanks to the success of Logan which is sold under the Renault brand. The brand has also progressed in **North Africa** (+11%). However, sales dropped by 6.5% in **Turkey** and by 9.3% in Romania.

- Thanks to Logan, **Dacia** also enjoyed success in the Euromed region with car sales growing by 19.3% in the first half. A slight drop of 4.1% in sales in Romania was compensated by the success of Logan on export markets, such as in Turkey where sales increased by 11% and in Morocco and Algeria where sales were sustained.

| Americas Region

In the Americas region, the **Renault Group's** sales, essentially represented by the Renault brand, increased by 13.5% in the first half of 2006 to 91,658 units, notably thanks to strong advances in Argentina and Colombia.

In Argentina, on a dynamic market, Renault sales increased by 40.9% to 27,069 vehicles. In Colombia the increase was 39% thanks to Logan, produced locally since the end of 2005. In Brazil, Renault sales were stable in the first half of 2006 with 23,345 sales. 82% of the cars sold by Renault in Brazil run on Flex-Fuel.

|Asia-Africa Region

Renault Group sales in the Asia-Africa region experienced a slight drop of 2.5% to 85,963 vehicles sold in the first half of 2006.

RSM progressed by 3.3% in South Korea to 57,710 while the Renault brand dropped by 11.5% in the rest of the region, notably in South Africa where the market is increasingly competitive.

Model sales in Europe

| Clio - the top-selling small car on the B segment in Europe

Clio sales in Europe increased by 44.7% in the first six months of 2006. With 245,695 cars sold and 8.1% of the small car segment (A+B), Clio was the top-selling car on its segment in Europe.

Clio III, 2006 Car of the Year, is in its first full year of sales. It has had an excellent start to its sales and the press has presented the car as the benchmark in its segment.

Clio III has attained a level of quality never reached at the launch of a model, surpassing the ambitious objectives fixed for it. It is one of the concrete examples of Renault's quality approach.

The **Renault Sport** version of Clio III went on sale in May 2006.

Thanks to Clio and Modus, Renault occupied first place in the B segment with a total of 293,649 cars sold, 12.1% of the segment. In addition, Renault was the second-placed auto maker in the overall small car sector (A+B) with 325,133 sales and 10.7% of the segment.

First released in 1993, **Twingo** sold 31,484 units in the first half of 2006, 5.1% of the A segment. **Modus** held a 12.5% share of the mini-MPV segment in the first half of 2006, selling 47,954 units.

Mégane was the top-selling French car in Europe in the first half of 2006. With 301,815 vehicles sold, Mégane had an 11.2% share of the C segment. Since its launch in 2002, almost 2.2 million Méganes have been sold in Europe, with the January 2006 launch of Mégane Phase 2 reinforcing the model's momentum. The Mégane range will be given a further boost with the arrival of Scénic Phase 2 in the September 2006.

Kangoo was the second-ranked leisure activity vehicle in Europe, with 28,712 sales in the first half of 2006.

46,765 **Lagunas** were sold in Europe in the first six months of the year. The new M9R 2.0-liter diesel engine has become the benchmark in the segment.

Vel Satis sales totaled 2,740 units in the same period.

.

In the large MPV segment, **Espace**, which benefited from a mid-life facelift in March of this year, remained the unchallenged leader with a market share of 17.7% and 23,791 units sold – 8,800 more than its nearest rival.

26,595 **Dacia Logans** were sold in Europe in the first half of 2006, of which 11,385 were sold in France, securing 1% market share.

Renault confirmed its leadership of the **LCV** market with a market share of 14.2%. Sales were stable in the first half of 2006 with 167,788 vehicles sold. **Kangoo Express** was the top-selling small van in Europe, claiming market share of 4.7% with 55,556 units. The **Trafic and Master** vans had stable sales of 33,648 units of Trafic and 37,040 units of Master in the first half of 2006.

| Outlook

In the second half of 2006, Renault will pursue the strategy deployed at the start of the year: in Europe, Renault will continue to implement its selective commercial policy, prioritizing the most profitable market sectors. In extremely competitive markets the priority will remain profitability.

Outside Europe, the Group will pursue growth, thanks to the Renault brand, the dynamism of RSM, and the growing market presence of Logan.

Globally, sales should remain stable compared to 2005.

Renault will launch Scénic Phase 2, Trafic Phase 2 and Master Phase 3 in September. In addition the estate version of Logan will go on sale on certain markets from the end of 2006.

Press contact: Andrew Boyle, Renault Press, +33 (0)1 76 84 64 69

Websites: www.media.renault.com – www.renault.com

Renault Group sales at the end of June 2006
Provisional figures

Total sales by brand of the Renault Group

		Cumulative		
		2006	2005	% var
RENAULT	Cars	954,011	1,022,730	-6.7%
	LCV	198,482	197,424	+0.5%
	Total Renault	**1,152,493**	**1,220,154**	**-5.5%**
RSM	Cars	59,288	58,094	+2.1%
	Total RSM(*)	**59,288**	**58,094**	**+2.1%**
DACIA	Cars	96,961	69,375	+39.8%
	LCV	6,643	11,242	-40.9%
	Total Dacia(*)	**103,604**	**80,617**	**+28.5%**
RENAULT Group	Cars	1,110,260	1,150,199	-3.5%
	LCV	205,125	208,666	-1.7%
	Total Group	**1,315,385**	**1,358,865**	**-3.2%**

(*) Sales on local market + exports

Total sales by region

	Cumulative		
	2006	2005	% var
Europe*	951,014	1,029,560	-7.6%
Outside Europe	*364,371*	*329,305*	*+10.6%*
Euromed	186,750	160,343	+16.5%
Asia Africa	85,963	88,190	-2.5%
Americas	91,658	80,772	+13.5%
Total Group	**1,315,385**	**1,358,865**	**-3.2%**

* Region France + Region Europe

The top ten Car and LCV markets of the Renault Group at the end of June 2006

		Volume	Market share
1	France	385,439	27.7%
2	Spain	110,449	10.9%
3	Germany	87,480	4.8%
4	Italy	86,827	6%
5	United Kingdom	84,067	5.9%
6	Romania*	66,578	50.4%
7	South Korea	57,710	10.1%
8	Turkey	46,957	14.4%
9	Belgium + Luxembourg	41,666	10.6%
10	Russia	30,864	3.6%

* of which 10,173 vehicles for the Renault brand and 56,405 for the Dacia brand

Annex

Zoom on Western & Central Europe

In Western Europe the Renault brand was second in the car and LCV market in the first half of the year. With a market share of 9.6%, Renault experienced a drop of 9.5% in the first half of 2006, selling 878,931 vehicles. At the same time, Dacia sold 20,124 Logans in Western Europe.

The Renault brand kept its second place in Central Europe with sales of 43,591 vehicles in the first half of 2006, (a drop of 2.5 % compared to the first half of 2005), representing a market share of 8.5 % for cars and LCVs.

List of countries per region

Americas	Asia & Africa	Euromed	Europe *(outside France)*	France
NORTH LATIN AMERICA Colombia Costa Rica Cuba Ecuador Honduras Mexico Nicaragua Panama El Salvador Venezuela Dominican Rep. Guadeloupe French Guyana Martinique **SOUTH LATIN AMERICA** Argentina Brazil Bolivia Chili Paraguay Peru Uruguay	**ASIA PACIFIC** Australia Indonesia Japan Malaysia New Caledonia New Zealand Singapore Tahiti Thailand Brunei **INDIA** **MIDDLE EAST & French-speaking Africa** Saudi Arabia Egypt Jordan Lebanon Libya Pakistan Gulf States Syria **AFRICA & INDIAN OCEAN** South Africa + *Sub-Saharan Countries* Indian Ocean Islands **KOREA** **IRAN** **CHINA** Hong Kong Taiwan **Israël**	**EASTERN EUROPE** Bulgaria Moldavia Romania **RUSSIE / CIS** Armenia Belorussia Georgia Kazakhstan Russia Ukraine ... **TURKEY** Turkey Turkish Cyprus ... **NORTH AFRICA** Algeria Morocco Tunisia	Austria Germany Belgium-Lux. **Bosnia** Cyprus Croatia Denmark Spain Finland Greece Hungary Ireland Iceland Italy **Kosovo** **Macedonia** Malta **Montenegro** Norway Baltic States Netherlands Poland Portugal Czech Republic United Kingdom **Serbia** Slovakia Slovenia Sweden Switzerland	Metropolitan France



RECEIVED
2006 SEP 19 P 2:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PRESS RELEASE

PARIS, JULY 7, 2006

Following GM's board decision, Renault communicates

As previously stated, the boards of Renault and Nissan have both agreed to begin exploratory talks with GM.

Following GM's board decision, we look forward to starting the discussion process soon.

Press contacts :

Marie-Françoise Damesin : +33 6 14 92 20 66

Claire Martin : +33 (0)1 76 84 64 69

Websites : www.media.renault.com – www.renault.com

RENAULT PRESSE
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 84 67 90



PRESS RELEASE

DETROIT, JULY 14, 2006

RENAULT, NISSAN AND GENERAL MOTORS JOINT STATEMENT

General Motors, Renault and Nissan today said that an exploratory discussion was held between Carlos Ghosn, President and Chief Executive Officer of Renault, SAS and Nissan Motor Co., Ltd., and Rick Wagoner, Chairman and Chief Executive Officer of General Motors, Corp., regarding the possibility of creating an industrial alliance among these three companies. The companies agreed to cooperate in an expeditious, confidential review of the potential benefits of such an alliance to each company and the feasibility of achieving them.

"We had a good discussion today, and are looking forward to having our teams work together to explore our ideas," said Wagoner and Ghosn. "It is important to let our teams work on this review without distraction and, therefore, we will not be providing further public comments about it at this time."

It is expected that this review will take approximately 90 days. Following this review, the companies will consider whether further exploration of the alliance concept is warranted.

Press contacts :

Marie-Françoise Damesin : +33 6 14 92 20 66

Claire Martin : +33 (0)1 76 84 64 69

Websites : www.media.renault.com – www.renault.com

RENAULT PRESSE

1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex

Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 84 67 90




RECEIVED
2006 SEP 18 P 2:5
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PRESS RELEASE

JULY 24 2006

Renault and NTN reach an agreement

Carlos Ghosn, President and CEO of Renault and Yasunobu Suzuki, President of NTN[1], today signed an agreement for a partnership between NTN and SNR Roulements[2].

The partnership thus contracted will enable SNR to rely on one of the world's leading bearing manufacturers to secure its future growth. SNR Roulements will serve NTN as a strong leverage for its operations in Europe, where NTN plans to develop its sales, production and R&D activities.

This agreement allows NTN to acquire a 35 % equity stake in SNR Roulements, a wholly-owned Renault subsidiary. The stake will be ultimately raised to a majority stake.

Renault will provide SNR Roulements with its full support throughout the period required for the company to effectively integrate NTN.

Press contact : +33 (0)1 76 84 64 69

Websites : www.media.renault.com – www.renault.com

[1] NTN : Japanese Group- listed on Tokyo Stock Exchange, NTN is one of the world's leading bearing manufacturers.
[2] SNR Roulements : located in Annecy (France) , limited company wholly-owned by Renault. SNR designs, develops and markets 3 main types of bearings: ball bearings, roller bearings and needle bearings

RENAULT PRESSE
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 84 67 90



RENAULT

2006 First half results

H1 2006

Financial Results

July 27th, 2006



RENAULT

Carlos Ghosn, CEO


Renault group worldwide sales
H1 2006 down 3.2% to 1,315 K units
In thousand units
(Cars+LCVs)
-5.5%
1,220
1,153
+28.2%
81
103
+2.0%
58
59
-3.2%
1,359
1,315
H1 05
H1 06
Renault
Dacia
Samsung
Group
1

Group worldwide sales (Cars + LCVs)			
In units	H1 05	H1 06	% Var.
Renault	1,220,154	1,152,672	-5.5%
Dacia	80,617	103,374	+28.2%
Samsung	58,134	59,305	+2.0%
Group	**1,358,905**	**1,315,351**	**-3.2%**


Renault group worldwide unit sales down 3.2%
In thousand units
(Cars+LCVs)
-11.0%
636
566
-2.1%
394
385
Renault
Dacia
Samsung
+16.4%
160
187
+13.4%
81
92
-2.8%
88
86
H1 05
H1 06
France
Europe
(Excl. France)
Euromed
Americas
Asia-Africa
France + Europe: -7.6%
ROW: +10.5%
2

In units		H1 05	H1 06	% Var.
Group		**1,358,905**	**1,315,351**	**-3.2%**

		H1 05	H1 06	% Var.
France	Renault	393,045	374,056	-4.8%
	Dacia	680	11,422	-
	Total	**393,725**	**385,478**	-2.1%
Europe (Excl. France)	Renault	625,700	550,713	-12.0%
	Dacia	10,135	15,148	+49.5%
	Total	**635,835**	**565,861**	-11.0%
France & Europe Regions	Renault	1,018,745	924,769	-9.2%
	Dacia	10,815	26,570	+145.7%
	Total	**1,029,560**	**951,339**	-7.6%
Euromed	Renault	91,362	111,222	+21.7%
	Dacia	68,856	75,388	+9.5%
	Samsung	125	81	-35.2%
	Total	**160,343**	**186,691**	+16.4%
Americas	Renault	79,470	89,847	+13.1%
	Dacia	-	241	-
	Samsung	1,342	1,514	+12.8%
	Total	**80,812**	**91,602**	+13.4%
Asia - Africa	Renault	30,577	26,834	-12.2%
	Dacia	946	1,175	+24.2%
	Samsung	56,667	57,710	+1.8%
	Total	**88,190**	**85,719**	-2.8%
Outside Europe & France Regions	Renault	201,409	227,903	+13.2%
	Dacia	69,802	76,804	+10.0%
	Samsung	58,134	59,305	+2.0%
	Total	**329,345**	**364,012**	+10.5%



Leader in the B segment

Registrations in thousand units
Passengers cars



Renault's offer in the B Segment
in France + Europe:
Clio II (incl. Thalia), Clio III & Modus
300
250
200
150
100
50
0
282
236
298
+41%
vs. H1 05
H1 05
H2 05
H1 06
Clio II
Clio III
Modus





CLIO

3

B segment registrations (PC)

	H1 05	H2 05	H1 06
Clio II (incl. Thalia)	177,518	100,236	68,106
Clio III	277	76,241	182,354
Modus	104,228	59,936	47,904
TOTAL	**282,023**	**236,413**	**298,364**



Selective commercial policy

France + Europe Regions
In units (Cars+LCVs)



Change in Renault group sales by customer channel H1 2006 vs. H1 2005
Retail
Fleet
Short Term Rentals
Self registrations
Total
-10,600
-16,100
-35,900
-15,600
-78,200


Renault group worldwide unit sales
down 3.2%
In thousand units
(Cars+LCVs)
Renault
Dacia
Samsung
-2.1%
394
385
-11.0%
636
566
+16.4%
160
187
+13.4%
81
92
-2.8%
88
86
H1 05
H1 06
France
Europe
(Excl. France)
Euromed
Americas
Asia-Africa
France + Europe: -7.6%
ROW: +10.5%
5



Renault brand LCV sales in H1 06 up 0.6% to 199 K units worldwide



Change H1 2006 / H1 2005
In units
+3.9%
+903
-1,965
-2.5%
+0.9%
+307
+3.7%
+1,553
+1.7%
+301
Clio
Kangoo
Trafic
Master
Others
6

Renault Group LCV sales

	H1 05	H1 06	Vol. Var	% Var.
Clio	23,403	24,306	+903	+3.9%
Kangoo	78,893	76,928	-1,965	-2.5%
Trafic	35,490	35,797	+307	+0.9%
Master	41,859	43,412	+1,553	+3.7%
Others	17,779	18,080	+301	+1.7%
Total	**197,424**	**198,523**	**+1,099**	**+0.6%**



Summarized results

Million euros

	H1 2005	H1 2006	Change (%)
Worldwide sales – *in K units*	**1,359**	**1,315**	**-3.2%**
Revenues	**21,324**	**21,547**	**+0.4% ***
Operating margin	**943**	**592**	**-37.2%**
In % of revenues	***4.4%***	***2.7%***	***-1.7pts***

*On a consistent basis - (H1 2005: €21,470M)

7


Operating Profit Variance Analysis
Million euros
Change H1 2006 / H1 2005: - €351M
943
+35
Currency
-96
Volume
-137
Mix/Price
-240
Euro IV
+44
Other
Commercial
-120
Under-absorption
of fixed costs
-185
Raw material
-151
Manufacturing
Cost
+188
Purchasing
+14
Warranty
-6
G&A
-5
R&D
+3
Sales
Financing
592
8





Summarized results

Million euros

	H1 2005	H1 2006	Change (%)
Worldwide sales – *in K units*	**1,359**	**1,315**	**-3.2%**
Revenues	**21,324**	**21,547**	**+0.4%** (1)
Operating margin	**943**	**592**	**-37.2%**
In % of revenues	*4.4%*	*2.7%*	*-1.7pts*
Other operating income and expenses	**264**	**57**	**-78.4%**
Associated companies	**1,536** (2)	**1,212**	**-21.1%**
Net income – Renault share	**2,170**	**1,627**	**-25.0%**

(1) On a consistent basis - (H1 revenues 2005: €21,470M)

(2) Including €450M of non recurring profit from the transfer of Nissan's pensions to the State

9


Net financial debt evolution in H1 2006
Automobile Division
Million euros
At June 30, 2006: €1,988M
2,297
377: Dividends received
Cash flow
-1,252
Net tangible & intangible investments excl. IAS 38
-543
Development expenses capitalized
+212
Change in WCR
+714
Free Cash Flow
-681
Dividends paid
+30
Fair value
+201
Others
+264
Net debt decrease
10



3 commitments

- Quality:
  position next Laguna in the top three models of its category in quality.

- Profitability:
  6% operating margin in 2009, the highest level achieved.

- Growth:
  +800,000 vehicles, the strongest period of growth in the history of Renault.

11



2006 Outlook


SCENIC



- Challenging environment
- Implementation of Renault Commitment 2009
- 2006 operating margin confirmed at 2.5% of revenues

12




2007 - 2008 Outlook

- Purchasing: -14% in 3 years
- Manufacturing: -12% in 4 years
- Logistics: -9% in 4 years
- G&A: <4% of revenues by 2009
- Distribution cost per unit in Europe: -8%
- Optimized cost of investment: target -50%

26	2006	2007	2008	2009
	2	8	7	9
13 Expansion models				
13 Replacement models				

- **2007 results mainly impacted by cost reduction plans**
- **2008 starts to benefit from product offensive**

13


International development
14


Operating margin evolution
2006-2009
2.5%
3.0%
4.5%
6.0%
2006
2007
2008
2009
15

RENAULT

COMMITMENT 2009



RENAULT

EARNINGS REPORT
2006 FIRST HALF

Earnings Report - First-half 2006

In brief

KEY FIGURES

- Group worldwide sales: 1.3 million units, down 3.2% on first-half 2005:
  - France and Europe Regions: 951,000 units, down 7.6%.
  - Euromed, Americas and Asia-Africa Regions: 364,000 units, up 10.5%.
- Group revenues: €21,547 million (up 0.4% on a consistent basis).
- Group operating margin: €592 million, or 2.7% of revenues, versus €943 million and 4.4% in first-half 2005.
- Contributions from associated companies[1] : Nissan for €1,013 million, versus €911 million in first-half 2005 (excl. non-recurring income[2]) and AB Volvo for €202 million, versus €167 million in the same period in 2005.
- Net income (Renault share): €1,627 million, or earnings per share of €6.34 (versus €2,170 million and €8.52 per share in first-half 2005).
- A €264 million reduction in debt, bringing the Automobile Division's net financial debt down to €1,988 million at June 30, 2006, versus €2,252 million at December 31, 2005.

OVERVIEW

The decline of 3.2%, or almost 44,000 units, in the Renault group's **worldwide sales** in first-half 2006 reflects contrasting performances:

- in European markets (France and Europe Regions), sales were down 7.6%, or 78,000 units, as Renault stepped up the selective commercial policy introduced in 2005 to reduce low value sales, ahead of product replacements starting in 2007. Despite the unfavorable product cycle, the Renault brand was still number two in the passenger car and light commercial vehicle (LCV) market, with a 9.5% share, and maintained its lead in the LCV market with a 14.2% share.
- Outside Europe, in the Euromed, Americas and Asia-Africa Regions, sales grew 10.5%, or 35,000 units, driven by the three Group brands: Renault (up 13.2%), Dacia (up 10.0%) and Renault Samsung (up 2.0%).

Group **revenues** totaled €21,547 million (up 0.4% on a consistent basis). The decline in sales in Europe was offset by growth in the rest of the world, together with activity in the sales network and powertrain sales.

(1) Under IFRS, "associated companies" corresponds to companies formerly defined as "accounted for by the equity method".

(2) In first-half 2005, Renault reported €450 million in non-recurring profit, linked to the finalization by Nissan of arrangements to transfer part of its retirement commitments to the Japanese government.

In first-half 2006, Group **operating margin** totaled €592 million, or 2.7% of revenues, versus 4.4% in first-half 2005.
The **Automobile Division** reported an operating margin of €323 million, or 1.6% of revenues, compared with 3.3% in first-half 2005. The decline was linked primarily to a leveling-off in sales in the European market, an unfavorable model mix and pricing effect, and product enrichment with, in particular, the transition to the Euro 4 standard. At the same time, Renault increased efforts to cut purchasing costs, despite an additional cost of €185 million due to the rise in raw material prices. The Group also kept down general and administrative expenses, despite a faster pace in international development.
The contribution of the Sales Financing subsidiary **RCI Banque** to operating margin was stable at €269 million, versus €266 million in first-half 2005.

Renault further consolidated its financial structure, reducing the **net debt of the Automobile Division** by €264 million to €1,988 million, or 9.7% of shareholders' equity (versus 11.5% at end-December 2005). The Automobile Division generated €714 million in free cash flow in the first six months of the year.

OUTLOOK

Renault confirms the full-year forecast

- In Europe, Renault will pursue its selective commercial policy. Renault will launch the phase-two Scénic in September and phase-two Trafic and phase-three Master in October.
- Outside Europe, Renault will release two versions of Logan especially designed for emerging markets: a station wagon and a LCV. The development of the Logan program, backed up by dynamic sales at Renault Samsung, will sustain sales growth.

Overall, Renault expects sales to remain at the same level as in 2005.

- Despite continuously rising energy costs and raw material prices, Renault confirms its forecast for operating margin of 2.5% in 2006.

Beyond 2006, Renault specifies its operating margin milestones

- In 2007, Renault will start its product offensive with eight new products launched in the second half of the year. Given this product rollout schedule, earnings will mainly be driven by the cost-reduction program accelerated under Renault Commitment 2009 in all company functions.
- In 2008 and 2009, earnings growth will gather momentum, driven by the reinforcement and expansion of the range (seven models in 2008 and nine models in 2009), as well as by the Group's continued international development.

Based on this outlook, Renault's operating margin milestones are 3.0% in 2007, 4.5% in 2008 to reach its commitment of 6% in 2009.

(3) Free cash flow = cash flow less net capital expenditure, including the change in the working capital requirement.

Sales performance

On January 1, 2006, Renault introduced a new geographical organization based on five Regions* (France, Europe excl. France, Euromed, Americas and Asia-Africa). Each Region is overseen by a Regional Management Committee, accountable for its Region's contribution to the company's results. The presentation of the Renault group's sales results reflects this new organization.

OVERVIEW

AUTOMOBILE

- *The Renault group sold 1.3 million vehicles worldwide in first-half 2006, down 3.2% on first-half 2005.*

- *In the France and Europe Regions, Renault pursued its selective commercial policy, which partly explained the 7.6% decline in Group sales in a market that grew 1.8%. The Renault brand nevertheless took the number-two position for passenger cars and light commercial vehicles (cars + LCVs) combined, with 9.5% market share (down 1.2 points) and 911,000 units registered. The successful launch of Clio III in second-half 2005 put Renault back in the lead in the small-car segment (A + B). Renault was still number-one in the LCV market (14.2% market share), buoyed by the success of Kangoo, Master and Trafic. More than 26,600 Logans were sold in first-half 2006, underpinning Dacia's excellent performance.*

- *In the Euromed, Americas and Asia-Africa Regions, Group sales totaled almost 364,000 units, up 10.5% on end-June 2005. Those regions accounted for 27.7% of worldwide sales (versus 24.2% in first-half 2005). All the Group's brands made a positive contribution to growth: Renault sales expanded by 13.2%, Dacia by 10.0% and Renault Samsung by 2.0%.*
  - *Sales in the Euromed Region posted further growth (up 16.4%), driven mainly by Clio / Thalia and the rollout of Logan.*
  - *In the Americas Region too, Clio / Thalia and Logan contributed to the 13.4% increase in Group sales.*
  - *In the Asia-Africa Region, sales contracted by 2.8%: continued growth at Renault Samsung (1.8%) failed to offset a 12.2% decline in the Renault brand.*

SALES FINANCING

- *RCI Banque's average loans outstanding rose by 3% in first-half 2006 to €23.2 billion.*

(1) In this report, the term "Region" refers to the geographical zones chosen by Renault for the its new organization. For a list of the countries in each Region, see page 17 of this report.

1.1. AUTOMOBILE

1.1.1. Group worldwide sales - Cars + LCVs

	H1 2006*	H1 2005*	% change
GROUP	1,315,351	**1,358,910**	**- 3.2**
BY REGION			
France	385,478	393,725	-2.1
Europe	565,861	635,840	- 11.0
France + Europe	951,339	1,029,565	- 7.6
Euromed	186,691	160,343	16.4
Americas	91,602	80,812	13.4
Asia-Africa	85,719	88,190	- 2.8
Euromed + Americas + Asia-Africa	364,012	329,345	10.5
BY BRAND			
Renault	1,152,672	1,220,154	- 5.5
Dacia	103,374	80,622	28.2
Renault Samsung	59,305	58,134	2.0
BY VEHICLE TYPE			
Passenger cars	1,110,185	1,150,239	-3.5
Light commercial vehicles	205,166	208,671	-1.7

(*) Preliminary figures.

In first-half 2006, worldwide sales for the Renault group totaled 1,315,000 vehicles, down nearly 44,000 units or 3.2%. That result reflects a decline of 78,000 vehicles or 7.6% in the France and Europe Regions and an increase of 35,000 vehicles or 10.5% in the rest of the world (up 26,000 in the Euromed Region, up 11,000 in the Americas Region and down 2,000 in the Asia-Africa Region).

The Dacia and Renault Samsung brands continued to perform well, with sales up 23,000 and 1,000 units respectively, or 28.2% and 2.0%, whereas Renault brand sales contracted by 67,000 units or 5.5%.

1.1.2. France & Europe Regions

GROUP SALES BY BRAND - CARS + LCVs

	H1 2006*	H1 2005*	% change
FRANCE			
Renault	374,056	393,045	- 4.8
Dacia	11,422	680	+++
Group	385,478	393,725	- 2.1
EUROPE			
Renault	550,713	625,700	- 12.0
Dacia	15,148	10,140	49.4
Group	565,861	635,840	- 11.0
FRANCE + EUROPE			
Renault	924,769	1,018,745	- 9.2
Dacia	26,570	10,820	145.6
Group	951,339	1,029,565	- 7.6

(*) Preliminary figures.

The passenger car and LCV market stood at almost 9.6 million units and grew 1.8% in first-half 2006. Group registrations in the France and Europe Regions fell 7.7% in first-half 2006 to 938,000 units, representing market share of 9.8%, versus 10.8% in first-half 2005.

Market trends varied: Germany (up 2.1%) and Italy (up 8.1%), severely slowed last year by transport strikes, posted significant growth along with Belgium-Luxembourg (up 10.9%). Conversely, the automobile market declined in France (down 0.7%), the UK (down 3.8%) and Portugal (down 6.3%), and continued to slow in Poland (down 5.9%).

→ Renault brand

With almost 911,000 vehicles registered (down 9.4%) in first-half 2006, the Renault brand was ranked second in the passenger car and LCV market, representing market share of 9.5% (down 1.2 points).

The downturn can be attributed largely to the acceleration of the Group's selective commercial

policy since the start of 2006. The policy focuses on sales channels that bring the highest value and on reducing unprofitable volumes. This involves a significant reduction in sales to short-term rental companies and corporate fleets and a decline in "tactical" registrations. Renault also refuses to take part systematically in the aggressive discounting programs in practice in most European markets.

The decline is also due to Renault's ageing lineup, especially Mégane, whose sales fell 19.4% in first-half 2006 compared with the same period last year.

By country

In **France**, despite a 5.1% decline in registrations, Renault took 26.8% of the market (down 1.3 points) and consolidated its ranking as the leading brand. Clio, with the launch of Clio III in September 2005, and Mégane II were the two top-selling models in France, and took 8.8% and 8.6% of the passenger car market respectively.

In the Europe Region, Renault was the No. 1 brand in **Portugal** (14.4%) and **Slovenia** (22.8%), No. 2 in **Spain** (10.6%) and **Croatia** (13.7%) and No. 3 in **Belgium-Luxembourg** (10.5%), the **Netherlands** (8.4%) and **Switzerland** (6.5%).

In **Spain**, Renault sales contracted 15.5%, primarily due to a more selective commercial policy in a context of intense and costly incentive programs.

In **Germany**, the Renault brand's good performance in the LCV market (up 2.8%) only partly offset the 15.0% decline in passenger car sales due to the Group's *efforts to concentrate on the most profitable sales.*

In the **UK**, in a continuously shrinking market with aggressive discounting, Renault lost 1.5 points of market share, which stood at 6.0%.

In **Poland**, Renault sales contracted 8.0% to achieve market share of 7.8%. Renault was affected by the further decline in the Polish market (down 5.9%), where sales of used vehicles have largely taken over from new vehicle sales.

By model - passenger cars

The passenger car market in the France and Europe Regions totaled 8.4 million vehicles, a 1.6% rise on first-half 2005. The Renault brand's market share came to 8.8% despite an 11.3% decline in sales.

By model, Renault's performances were varied, but the brand continued to lead the B segment with Clio / Thalia and Modus, and the large MPV segment with Espace. Renault was ranked second in the C segment with Mégane II.

- In the *city-car segment (A segment)*, after 13 years on the market and prior to the replacement scheduled for next year, the number of **Twingos** registered fell 22.6% to more than 31,900 units and the model lost 3.1 points of market share. In France, despite a 10.5% fall-off in registrations, Twingo was still the segment-leader, with a share of 24.2%.

- Renault led the *small-car segment (B segment)* in the France and Europe Regions with its twin product offering – Modus and Clio. The brand held 12.1% of the segment, up three-tenths of a point on first-half 2005.

  - Sales of **Modus** were down 57,000 units on first-half 2005, when sales of the model took off after its launch in September 2004. Modus captured 12.5% of the mini-MPV segment. Growth in the segment fell short of expectations and initial sales targets were not achieved. Nevertheless, 282,400 examples have been sold since the model was launched and customer surveys show a very high level of satisfaction among Modus owners.

  - After the launch in September 2005 of Clio III, voted Car of the Year 2006 in Europe, **Clio** led the B segment in first-half 2006 with 10.1% of the segment. Clio II has been kept in the range as an entry level complement to Clio III, and still generated 30% of Clio sales in first-half 2006. A total of 250,955 Clios were sold between January and June 2006. For the third-generation Clio, Renault has deployed a new industrial organization at Flins in France and Bursa in Turkey, which already makes Clio Symbol and has been making Clio III since January 2006. A Renault Sport version, launched in May, is manufactured at the Dieppe plant. Clio III had an unprecedented standard of quality at market launch. That is one of the concrete achievements of Renault's efforts to improve quality.

  - **Thalia**, a sedan version of Clio, contributed to Renault's performance in Europe in the B segment with almost 4,500 units sold.

Altogether, the A and B small-car segments grew 8.2%, generating more than one-third of sales in the France and Europe Regions.

- **Kangoo Car** is ranked second in the *passenger-carrying van segment*, with 14.1% of the segment (versus 16.8% in first-half 2005).

- **Mégane II,** which has been on the market for four years, recorded a 19.4% drop in sales since the beginning of 2006 (76,000 vehicles down on first-half 2005). With 3.6% of the European passenger car market in first-half 2006, Mégane II was the second biggest-selling vehicle in Europe across all categories. Mégane II was also number two in the *C segment* with 11.2% of the segment (13.3% in first-half 2005) and number one in the segment in France (26.3% of the segment), Slovenia (23.9%), Portugal (19.1%), Spain (13.7%) and the Netherlands (10.8%).

  In first-half 2006, Renault registered almost 302,000 Mégane IIs in the France and Europe Regions, taking the number of Mégane IIs sold in the Regions to 2.2 million since the launch of the first models in the program in third-quarter 2002.

Since the launch of phase two in January 2006, featuring the Alliance's new 150hp 2.0 dCi 16V diesel engine, Mégane II has held up well in a segment that contracted 4.8% and that was consequently the subject of aggressive discounting. A phase-two model will also be launched for Scénic II starting in September 2006, with the release of a new version – the five-seat Grand Scénic.

- In the *upper midrange D segment*, which was flat, (dipping 0.9%) after contracting for three consecutive years, almost 47,700 **Lagunas** were sold in first-half 2006, which was 25.2% off first-half 2005.
- With 2,700 **Vel Satis** registered in first-half 2006, Renault's share of the executive *E1 segment* declined half a point to 0.8%, despite the new version launched in April 2005. In June 2006, Vel Satis was equipped with two new diesel engines: the 2.0 dCi, fitted with a particulate filter and available with 150hp and 175hp outputs, and the 180hp 3.0 dCi V6 in a more powerful version and now teamed with a six-speed proactive automatic transmission.
- **Espace IV**, which has been on the market for four years, confirmed its number-one position in the *MPV segment* with 17.5% of the segment in first-half 2006 (down 2.7 points). The MPV segment contracted 10%. Espace led the segment in France (38.9%), the Netherlands (28.7%), Belgium-Luxembourg (23.1%) and Switzerland (19.9%). In March 2006 Espace benefited from the launch of a phase-two model, equipped with the new Alliance diesel engine in 150hp and 175hp formats and fitted with a particulate filter. More than 23,800 Espace models were sold in first-half 2006, which is 8,500 units more than its nearest rival.

By model - light commercial vehicles

The light commercial vehicle market in the France and Europe Regions stood at 1.2 million vehicles, up 3.6% on first-half 2005. With stable LCV sales (168,000 units sold), the Renault brand took 14.2% of the market, off half a point, and remained number one.

Renault sales continued to grow in Germany (up 2.8%) and France (up 4.2%), where Renault garnered 34.5% of the market. By contrast, sales were down 2.4% in Italy, 5.2% in Spain and 10.4% in the UK.

- In the *small van segment*, **Kangoo Express** was still number one in the France and Europe Regions with a 19.6% share of the segment (seven-tenths of a point lower than in first-half 2005). With 55,600 units sold, Kangoo Express was the second biggest-selling LCV in Europe across all categories.
- In the *car-derived van segment*, **Clio Van** remained out in front with 14.4% of the segment (1.1 points down on 2005). Registrations of **Mégane Van** fell back 8.2% and its share of the segment fell 1.2 points to 5.4%.
- In the *van segment*, Renault was in second position with a practically stable share of the market, off one-tenth of a point to 13.7%. Sales of **Trafic** were down a slight 0.2% while sales of **Master** were up 0.3%. A phase two for Trafic and a phase three for Master, due for release in October 2006, will reinforce the appeal of the range and boost sales. To comply with Euro 4 standards, the diesel engine range will be completely renewed with the advent of the 2.0 dCi engine developed by the Alliance. This more powerful, more flexible and more fuel-efficient engine will come in two versions – 90hp and 115hp. The power of the 2.5 dCi, which will be fitted with a particulate filter, has also been raised from 135hp to 150hp. These developments will be accompanied by new manual and robotized 6-speed gearboxes.

→ Dacia brand

With more than 57,000 Logans sold since its launch in Europe in 2005, Dacia has established a strong position in the France and Europe Regions. Sales of Logan have more than doubled since first-half 2005 (26,500 units of which more than 11,400 in France). Building on the success of the 1.4 and 1.6 gasoline engines, in March 2006 the Logan range in France and Europe added a 1.5 dCi diesel engine, already available on Clio, Modus and Kangoo. In many countries, this engine is the cheapest diesel engine and contributes to Logan's unequalled value for money. In second-quarter 2006, the new engine accounted for 33% of the registration mix in the France and Europe Regions.

1.1.3. Euromed Region

GROUP SALES BY BRAND - CARS + LCVs

	H1 2006*	H1 2005*	% change
Renault	111,222	91,362	21.7
Dacia	75,388	68,856	9.5
Renault Samsung	81	125	- 35.2
Group	186,691	160,343	16.4

(*) Preliminary figures.

In first-half 2006, the automobile market in the Euromed Region expanded 16.8% on first-half 2005. In this environment, Group sales grew 16.4% to almost 187,000 vehicles, representing 10.6% of the market and 14.2% of Renault's worldwide sales.

→ Renault brand

The Renault brand grew sales by a further 21.7% to more than 111,000 units, equal to 59.6% of Group sales in the Region. The Renault brand's market share came to 6.2%, stable on first-half 2005.

- In **Turkey**, the market gained 6.8% in first-half 2006. Renault sales were down 6.6% and the brand was number two in the passenger car and LCV market, with a share of 13.2%, 1.9 points down on

first-half 2005. Renault led the passenger car market and was number one in both the B segment, where it held 17.8% with Thalia, Clio and Modus, and the C segment, with Mégane (16.6% of the segment). Mégane and Thalia are respectively the leading and fourth biggest-selling models across all segments. The Group's total market share, including Logans sold under the Dacia brand, reached 14.4%.

- In **Russia**, Renault sales surged 194.4%, powered by the success of Logan, which is assembled at the Avtoframos plant in Moscow and sold since September 2005 under the Renault brand. In first-half 2006, almost 21,000 Logans were registered on the Russian market and 25,000 vehicles were manufactured between April 2005 and May 2006 at the Moscow plant. To keep pace with demand and the international deployment of the model, output will increase from 60,000 to 80,000 vehicles a year from 2007.
- In **Morocco**, Renault was in second position, behind Dacia, with 15.5% of the market. In first-half 2006, Renault sales rose 5.9%, buoyed by a market that expanded 33.4% and a 25% increase in sales of Kangoo (4,100 units sold in first-half 2006).

➔ Dacia brand

Dacia sales increased 9.5% in the Euromed Region on first-half 2005. With almost 75,400 vehicles registered, Dacia took 4.4% of the market in the Region.

- In **Romania**, Dacia sales fell off 10.1% to 56,400 units. Dacia's share of the Romanian market was down 6.7 points to 42.7%. The market was on hold while consumers waited for bonuses announced by the Romanian government aimed at taking the oldest vehicles off the road. The downturn can also be attributed to the drop in sales of the pickup, whose volumes plummeted 39.1% to 6,600 units at end-June 2006. Dacia nevertheless continued to lead the market, with 34 points of market share ahead of its nearest rival. This performance was driven by the success of Logan, which accounted for 42.9% of the passenger cars registered in Romania and sales of which grew a further 5.7% to almost 49,800 units. Since the model was launched in September 2004, more than 158,000 Logans have been sold in Romania and more than 250,000 units manufactured at the Dacia plant in Pitesti, Romania.

  Combining the Renault and Dacia brands, the Group's total share of the Romanian passenger car and LCV market was 50.5%.
- In **Morocco**, Logan has been assembled at the SOMACA plant in Casablanca since July 2005, using CKDs mainly shipped from Romania. With this local plant and 7,000 Logans sold in first-half 2006, Dacia won 16.7% of the market in just a few months. The brand led the Moroccan market and Logan was the top-selling vehicle across all categories.

  Thanks to the strong combined performance of the Renault and Dacia brands in Morocco, the Group expanded its market share by 12.1 points to 32.2%.
- Logan has also been a big success in **Turkey**, where more than 4,100 units were sold, a 14.8% increase on first-half 2005, and in **Algeria** and **Ukraine** (4,100 and 2,200 units sold respectively in first-half 2006).

1.1.4. Americas Region

GROUP SALES BY BRAND - CARS + LCVs

	H1 2006*	H1 2005*	% change
Renault	89,847	79,470	13.1
Dacia	241	-	-
Renault Samsung	1,514	1,342	12.8
Group	91,602	80,812	13.4

(*) Preliminary figures.

The automobile market in the Americas Region expanded 9.4% on first-half 2005. With 91,600 vehicles sold, an increase of 13.4%, the Group took 4.3% of the market. The Region accounted for 7% of Renault's worldwide sales.

The bulk of the Group's sales in the Americas Region (98%) were generated by the Renault brand, which grew sales by 13.1% to reach 4.2% market share in first-half 2006.

- In **Argentina**, the automobile market grew 18.2%. Driven by Clio (up 102.4%), Kangoo (up 79.0%) and Mégane (up 33.8%), Renault increased sales by 40.4%. With almost 27,000 units sold, Renault's market share gained 1.8 points to 11.6%.
- In **Brazil**, Renault took 2.9% of the market with more than 23,300 vehicles sold. Renault sales remained practically stable (down 0.4%) on first-half 2005 in a market that expanded 8.4%. The Brazilian market has seen the expansion of flex-fuel engines, which accounted for 76% of registrations. Despite the launch of Clio 1.6 16V Hi-Flex, Renault's product range needs to be expanded and adapted to take full advantage of market growth. Thalia performed well again, increasing sales by 5.8%, but sales volumes of Mégane fell 8.7%. The launch of Mégane II Sedan in March 2006, which already generated 39% of Mégane sales in second-quarter 2006, was a first step towards boosting sales. The station wagon version of Mégane II will be released at the end of the year. Other significant launches are planned under the Renault Commitment 2009, plan aimed at reinforcing Renault's product range in Brazil and the export potential of Curitiba, which will assemble Logan from 2007.

- In **Colombia**, in a market that expanded 42.1%, Renault sales grew 40.9%. With 15,000 vehicles sold, Renault took 17.8% of the market (down just two-tenths of a point on first-half 2005) and consolidated its number-two position. The fall-off in sales of Thalia (down 11.9%) and Mégane (down 18.8%) were offset by strong performances by Clio (up 61.3%) and Twingo (up 36.8%), and by the success of Logan. The model was launched under the Renault brand in September 2005 and 2,900 units were sold in first-half 2006.
- In **Mexico**, Renault's market share fell half a point to 1.9% in a market that gained 1.4%. In first-half 2006, Renault sales fell 18.3% to almost 9,900 units and were negatively impacted by poor performances by all the models in the range (Mégane: down 30.4%, Kangoo: down 17.9%, Clio: down 9.0%).
- In **Venezuela**, Logan's popularity enabled Renault to grow sales by 28.8% and more than offset losses on other models, especially Twingo, down 32.9%. Logan was also launched under the Renault brand in September 2005 and accounted for 39.8% of the brand's sales mix in first-half 2006, with nearly 2,200 units sold.

A total of 6,100 Logans were sold in first-half 2006. Most of these vehicles were sold under the Renault brand, except 241 units sold under the Dacia brand in Guadeloupe, Martinique, French Guiana and St Martin.

1.1.5. Asia-Africa Region

GROUP SALES BY BRAND - CARS + LCVs

	H1 2006*	H1 2005*	% change
Renault	26,834	30,577	- 12.2
Dacia	1,175	946	24.2
Renault Samsung	57,710	56,667	1.8
Group	85,719	88,190	- 2.8

(*) Preliminary figures.

In the Asia-Africa Region, the market expanded 11.8% on first-half 2005 whereas Group sales contracted 2.8%. With more than 85,700 vehicles sold, the Group took 0.8% of the market. Group sales in the Asia-Africa Region accounted for 7% of Renault's worldwide sales.

→ Renault Samsung brand

In first-half 2006, sales of Renault Samsung Motors were up 1.8% to more than 57,700 units on the strength of the brand's strong performance in **South Korea** (where Renault Samsung generates 97.3% of its worldwide sales).

In Korea, Renault Samsung held 12.5% (down half a point) of the passenger car market. Since the complete replacement of the product range between November 2004 and August 2005, Renault Samsung has managed to hold onto its third position in the Korean market:

- The **SM7**, launched in fourth-quarter 2004, recorded sales of 9,000 units in first-half 2006 and took 12.6% of the "Large and Luxury" segment, remaining in second position despite a 41.5% fall-off in sales.
- The new **SM5**, released at the beginning of 2005, sold more than 32,800 units, a 13.1% increase in sales on first-half 2005. Renault Samsung's share of the mid-segment reached 26.3%, which consolidated its number-two position in the segment.
- After a complete restyling in August 2005, sales of **SM3** in first-half 2006 jumped 37.8% to 16,000 units. SM3's share of the sub-mid segment totaled 23.9%, taking Renault Samsung to second position in the segment.

At end-June, Renault Samsung Motors exported 15,700 vehicles, mainly for sale by Nissan under its own brand, as part of the Alliance agreement.

→ Renault brand

Sales of the Renault brand declined 12.2% to 26,800 units in the Asia-Africa Region, negatively impacting the Group's performance in the Region.

- In **South Africa** (including Namibia), the Renault brand's leading market in the Asia-Africa Region, Renault sold 8,700 vehicles in first-half 2006, down 11.6% on first-half 2005. Sales of Mégane dropped 36.9% whereas Clio and Modus grew 12.9% and 46.4% respectively in first-half 2006.

Sales performance

International roll out of the Logan program

LOGAN UNIT SALES	H1 2006*	H1 2005*	Total since Sept. 2004
DACIA BRAND			
France	11,422	680	21,220
Europe	15,113	9,750	37,143
Euromed	68,757	51,510	193,420
o/w:			
Romania	49,809	47,127	117,210
Morocco	6,998	-	6,998
Turkey	4,136	3,602	8,215
Americas	241	-	403
Asia-Africa	1,174	194	2,718
LOGAN TOTAL UNDER THE DACIA BRAND	**96,707**	**62,134**	**254,904**
RENAULT BRAND			
Euromed	21,115	-	28,172
o/w:			
Russia	21,115	-	21,115
Americas	5,846	-	8,704
LOGAN TOTAL UNDER THE RENAULT BRAND	**26,961**	**-**	**36,876**
LOGAN TOTAL	**123,668**	**62,134**	**291,780**

(*) Preliminary figures.

Production

The plant in Romania is the main Logan production site, supplying 35 of the 42 countries where Logan is sold, namely the whole of the France and Europe Regions plus Turkey, Algeria, Ukraine, the Middle East and Central Africa. Logan is also manufactured in Russia (since April 2005), Morocco (since June 2005) and Colombia (since July 2005). Production of Logan will start up shortly in Iran, followed by India and Brazil in 2007.

Sales and marketing

Logan is sold under the Renault brand in four countries (Russia, Colombia, Venezuela and Ecuador) and under the Dacia brand in the rest of the world, and makes a strong contribution to the brand's growth.

Since the model was launched in Romania in September 2004, 292,000 Logans have been sold worldwide. Logan has been a major success, especially in France and in the Europe Region, where the model is available in 26 countries (including Spain, Germany, Italy, Netherlands, Belgium, Luxembourg, Switzerland, Poland, Serbia, Hungary, Czech Republic, Slovakia, Slovenia, Croatia and Bosnia).

Sales of Logan in the France and Europe Regions account for 21.5% of worldwide sales of the model. The bulk of Logan sales were recorded in the Euromed Region (72.7% of total sales in first-half 2006), with Romania alone accounting for 40.3% of sales (versus 75.8% in first-half 2005). The remainder was generated by the Americas and Asia-Africa Regions, which contributed 5% and 1% of worldwide Logan sales respectively.

Expanding the range

The Logan range will be expanded with the launch of a station wagon version and a small van in Romania in second-half 2006 followed by other European countries. The Logan Steppe show-car, premiered at Geneva, demonstrates the Group's plans to extend the Logan range. The ongoing deployment of Logan is part of Renault Commitment 2009 plan and will include the launch of a pickup and a hatchback.

1.2. Sales financing

1.2.1. Proportion of new vehicle registrations financed

In first-half 2006, RCI Banque financed a stable share of Renault, Nissan and Dacia registrations in the **France and Europe Regions** (33.2%, versus 33.3% in first-half 2005). RCI Banque's performance was stable on the Renault brand (34.2%, versus 34.3% in first-half 2005) and improved on the Nissan brand (30.1% at end-June 2006, versus 28.9% at end-June 2005).

Outside Europe, the proportion of registrations financed by RCI Banque varied significantly by Region:

- in the **Americas Region**, RCI Banque's share fell to 29.8% from 33.5% in first-half 2005, since good results achieved in Argentina were not enough to offset the decline in Brazil;
- by opening a finance subsidiary in South Korea in March 2006, RCI Banque is now present in the **Asia-Africa Region**, with a share of 8.4% (South Korea is currently RCI Banque's only outlet in the Region);
- in the **Euromed Region**, the proportion of registrations financed by RCI Banque rose significantly to 34.1% (versus 29.5% in first-half 2005) on strong results in Romania.

1.2.2. RCI Banque's new financing contracts and average loans outstanding

RCI Banque generated €5.1 billion in new financing contracts excluding "card" business at end-June 2006 (versus €5.3 billion in first-half 2005, a decline of 4.3%) with 500,734 new contracts in first-half 2006, compared with 541,683 in first-half 2005, a decline of 7.6%.

In first-half 2006, RCI Banque's average loans outstanding grew 3% (or 2.6% on a like-for-like basis) to €23.2 billion, including €5.6 billion in network loans outstanding and €17.6 billion in customer loans outstanding.

1.2.3. International expansion

Aside from the start-up of business in South Korea, RCI Banque continued to expand internationally, by increasing its presence in Poland (full ownership of the consumer credit business, which enhances coverage of the country with 100% RCI Banque solutions) and Romania.

In first-half 2006, RCI Banque also launched finance businesses in:

- **Russia** (consumer finance for Renault and Nissan, through an accord with IMB, a bank in the HVB group);
- **Colombia** (start-up of RCI Servicios Colombia SA in March 2006 through a business agreement);
- **Croatia** (start-up of consumer business through an agreement with ZABA in January 2006).


11

1.3. Sales and production statistics

Total industry volume - cars + LCV (in units)

MAIN RENAULT GROUP MARKETS

	H1 2006*	H1 2005*	% change
France Region	1,344,377	1,353,868	- 0.7
Europe Region	8,232,289	8,048,878	2.3
o/w:			
Germany	1,837,187	1,798,887	2.1
Italy	1,450,716	1,341,890	8.1
UK	1,413,693	1,468,940	- 3.8
Spain+Canary Islands	1,008,743	1,009,084	0.0
Belgium+Luxembourg	393,569	354,759	10.9
Poland	137,860	146,531	- 5.9
FRANCE + EUROPE REGIONS	**9,576,666**	**9,402,746**	**1.8**
Euromed Region	1,721,366	1,474,367	16.8
o/w:			
Romania	132,072	126,948	4.0
Russia	861,635	712,164	21.0
Turkey	325,363	304,541	6.8
Algeria	75,317	77,180	- 2.4
Morocco	42,096	31,559	33.4
Americas Region	2,118,528	1,937,030	9.4
o/w:			
Mexico	528,657	521,106	1.4
Colombia	85,315	60,048	42.1
Brazil	817,774	754,100	8.4
Argentina	232,691	196,840	18.2
Asia-Africa Region	10,898,439	9,748,453	11.8
o/w:			
South Africa	297,996	253,141	17.7
South Korea	568,931	534,461	6.4
EUROMED + AMERICAS + ASIA-AFRICA REGIONS**	**14,738,333**	**13,159,850**	**12.0**

(*) Preliminary figures.
(**) Excludes North America

Renault Group
Registrations (Reg's) and market share (Mkt Sh.) - Cars + LCVs

SALES PERFORMANCE ON MAIN MARKETS	H1 2006 Reg's (in units)	H1 2006 Mkt Sh. (as a %)	H1 2005* Reg's (in units)	H1 2005* Mkt Sh. (as a %)
France Region	371,705	27.7	380,524	28.1
Europe Region	565,797	6.9	635,691	7.9
o/w:				
Germany	87,206	4.7	97,952	5.4
Italy	87,021	6.0	92,852	6.9
UK	84,213	6.0	109,441	7.5
Spain+Canary Islands	110,416	10.9	126,461	12.5
Belgium+Luxembourg	41,622	10.6	40,688	11.5
Poland	11,637	8.4	13,269	9.1
FRANCE + EUROPE REGIONS	**937,502**	**9.8**	**1,016,215**	**10.8**
Euromed Region	186,691	10.6	160,343	10.9
o/w:				
Romania	66,651	50.5	73,984	58.3
Russia	30,864	3.6	10,483	1.5
Turkey	46,936	14.4	49,752	16.3
Algeria	13,006	17.3	10,932	14.2
Morocco	13,555	32.2	6,339	20.1
Americas Region	91,602	4.3	80,812	4.2
o/w:				
Mexico	9,885	1.9	12,099	2.3
Colombia	15,165	17.8	10,765	17.9
Brazil	23,345	2.9	23,441	3.1
Argentina	26,986	11.6	19,214	9.8
Asia-Africa Region	85,719	0.8	88,190	0.9
o/w:				
South Africa	8,675	2.9	9,811	3.9
South Korea	57,710	10.1	55,881	10.5
EUROMED + AMERICAS + ASIA-AFRICA REGIONS	**364,012**	**2.5**	**329,345**	**2.5**

(*) Preliminary figures.

RENAULT GROUP
REGISTRATIONS IN FRANCE AND EUROPE REGIONS BY MODEL (IN UNITS) - CARS + LCVs

	H1 2006*	H1 2005*	% change
Twingo	31,925	41,244	- 22.6
Clio / Clio III	269,829	192,741	40.0
Thalia	4,477	7,989	- 44.0
Modus	50,040	105,095	- 52.4
Logan	26,498	10,430	154.1
Mégane / Mégane II	310,833	386,142	- 19.5
Laguna	46,993	63,233	- 25.7
Vel Satis	2,737	4,639	- 41.0
Espace / Espace IV	24,124	30,915	- 22.0
Kangoo	84,349	88,901	- 5.1
Trafic / Trafic II	40,752	40,925	- 0.4
Master / Master II	39,206	37,775	3.8
Mascott** / RWD Master	5,426	5,363	1.2
Other	313	823	- 62.0
REGISTRATIONS IN FRANCE + EUROPE	**937,502**	**1,016,215**	**- 7.7**

RENAULT GROUP
REGISTRATIONS IN EUROMED, AMERICAS AND ASIA-AFRICA REGIONS BY MODEL (IN UNITS) - CARS + LCVs

	H1 2006*	H1 2005*	% change
Twingo	5,999	5,602	7.1
Clio / Clio III	49,365	38,430	28.5
Thalia / Symbol	38,953	47,748	- 18.4
Modus	2,776	1,615	71.9
Logan	97,133	51,704	87.9
Mégane / Mégane II	59,561	66,200	- 10.0
Laguna	2,110	3,678	- 42.6
Vel Satis	59	56	5.4
Espace / Espace IV	119	64	85.9
SM3	17,180	13,168	30.5
SM5	33,083	29,496	12.2
SM7	9,042	15,470	- 41.6
Pick-up (1300)	6,603	11,143	- 40.7
Kangoo	33,138	30,836	7.5
Trafic / Trafic II	2,231	1,775	25.7
Master / Master II	6,434	4,970	29.5
Mascott** / RWD Master	260	181	43.6
Other	61	7,209	- 99.2
REGISTRATIONS IN EUROMED + AMERICAS + ASIA-AFRICA	**364,107**	**329,345**	**10.6**

(*) Preliminary figures.
(**) Mascott is distributed by Renault Trucks, a subsidiary of AB Volvo.

Renault Group
Sales performance of models by segment France and Europe Regions*

	% change H1 06 / H1 05	Renault market share % H1 2006	% H1 2005	% pts change H1 06 / H1 05	Rank H1 2006
PASSENGER CARS					
A segment					
Twingo	24.1	5.1	8.2	- 3.1	11
B segment					
Clio / Clio III	4.8	10.1	7.3	2.8	1
Thalia	4.8	0.2	0.3	- 0.1	33
Modus	4.8	2.0	4.5	2.5	17
Logan	4.8	1.1	0.5	0.6	22
C segment					
Mégane / Mégane II	- 4.8	11.2	13.3	2.1	2
D segment					
Laguna	- 0.9	3.5	4.7	1.2	11
E1 segment					
Vel Satis	- 6.7	0.8	1.3	- 0.5	16
MPV segment					
Espace / Espace IV	- 10.0	17.5	20.2	- 2.7	1
Passenger - carrying van					
Kangoo	3.6	4.7	5.0	0.3	2
Trafic / Trafic II	3.6	2.9	3.0	- 0.1	11
LIGHT COMMERCIAL VEHICLES					
Car-derived vans					
Twingo	12.0	0.3	0.4	- 0.1	35
Clio	12.0	14.4	15.6	- 1.1	1
Modus	12.0	1.3	0.6	0.7	19
Mégane / Mégane II	12.0	5.4	6.6	- 1.2	4
Small vans					
Kangoo	1.2	19.6	20.4	- 0.7	1
Vans					
Trafic / Trafic II	- 0.5	6.2	6.2	0,0	7
Master / Master II	- 0.5	6.6	6.5	0.1	6
Mascott / RWD Master	- 0.5	0.3	0.2	0.1	21

(*) Preliminary figures.

Sales performance

Renault Group
Worldwide production by model and segment [1] (in units) - cars + LCVs

	H1 2006*	H1 2005*	% change
Logan	130,572	72,097	81.1
Solenza	-	5,694	-
Total low-cost segment	130,572	77,791	67.8
Twingo	36,193	47,172	- 23.3
Clio**	115,232	248,966	- 53.7
Clio III	217,521	6,299	+++
Thalia	45,226	56,202	- 19.5
Modus	42,698	103,076	- 58.6
Total A and B segments	456,870	461,715	- 1.0
Mégane / Mégane II	370,696	460,891	- 19.6
SM3	33,679	12,927	160.5
Total C segment	404,375	473,818	- 14.7
Laguna II	44,971	66,830	- 32.7
SM5	34,155	28,701	19.0
SM7	10,360	15,274	- 32.2
Espace IV	25,035	31,724	- 21.1
Vel Satis	2,651	5,019	- 47.2
Total D, E and MPV segments	117,172	147,548	- 20.6
Kangoo	122,221	133,673	- 8.6
Trafic II [2]	-	-	-
Master II	58,992	57,841	2.0
Mascott	9,252	7,861	17.7
Pick-up 1310	6,431	11,080	- 42.0
Total small vans, vans and pickups	196,896	210,455	- 6.4
WORLDWIDE GROUP PRODUCTION	**1,305,885**	**1,371,327**	**- 4.8**

(1) Production data are taken from vehicles rolling off the assembly lines.

(2) New Trafic production at the General Motors Europe plant in Luton (UK) and the Nissan plant in Barcelona (Spain) was not recorded as Renault production.

(*) Preliminary figures.

(**) In first-half 2006, this figure includes 4,993 Renault-badged Clios produced at the Nissan plant in Aguascalientes, Mexico.

New regional management structure - countries in each Region

AMERICAS	ASIA-AFRICA	EUROMED	EUROPE (EXCL. FRANCE)	FRANCE
NORTHERN LATIN AMERICA Colombia Costa Rica Cuba Ecuador Honduras Mexico Nicaragua Panama El Salvador Venezuela Dominican Republic Guadeloupe French Guiana Martinique **SOUTHERN LATIN AMERICA** Argentina Brazil Bolivia Chile Paraguay Peru Uruguay	**ASIA PACIFIC** Australia Indonesia Japan Malaysia New Caledonia New Zealand Singapore Tahiti Thailand **INDIA** **MIDDLE EAST & FRENCH-SPEAKING AFRICA** Saudi Arabia Egypt Jordan Lebanon Libya Pakistan Gulf States Syria + French-speaking Africa **AFRICA & INDIAN OCEAN** South Africa + sub-Saharan Africa Indian Ocean islands **KOREA** **IRAN** **CHINA** Hong Kong Taiwan **ISRAEL**	**EASTERN EUROPE** Bulgaria Moldova Romania **RUSSIA / CIS** Armenia Belarus Georgia Kazakhstan Russia Ukraine ... **TURKEY** Turkey Turkish Cyprus ... **NORTH AFRICA** Algeria Morocco Tunisia	Austria Germany Belgium-Lux. Bosnia Cyprus Croatia Denmark Spain Finland Greece Hungary Ireland Iceland Italy Kosovo Macedonia Malta Montenegro Norway Baltic States Netherlands Poland Portugal Czech Republic UK Serbia Slovakia Slovenia Sweden Switzerland	Metropolitan France


17

Financial statements

2.1. Comments on the financial results

Overview

- *The Group's consolidated revenues totaled €21,547 million, up 0.4% on first-half 2005 on a consistent basis.*
- *Operating margin reached €592 million, or 2.7% of revenues, versus 4.4% in first-half 2005.*
- *Nissan's contribution to Renault's earnings amounted to €1,013 million in first-half 2006, versus €911 million in first-half 2005 (excl. non-recurring income [1]). AB Volvo contributed €202 million, versus €167 million in first-half 2005.*
- *Net income (Renault share) totaled €1,627 million, compared with €2,170 million in first-half 2005.*
- *The Automobile Division generated €714 million in free cash flow [2] (versus €1,549 million in first-half 2005). The Division's net financial debt was down €264 million over December 31, 2005 to €1,988 million.*

2.1.1. Consolidated financial statements

Group **revenues** rose 0.4% on a consistent basis to €21,547 million in first-half 2006.

Divisional contribution to Group revenues

€ million	2006 reported			2005, 2006 scope			Chg 2006 / 2005			2005
	Q1	Q2	H1	Q1	Q2	H1	Q1	Q2	H1	reported
Automobile	10,055	10,505	20,560	9,500	11,020	20,520	5.8%	- 4.7%	0.2%	20,374
Sales financing	483	504	987	461	489	950	4.8%	3.1%	3.9%	950
Total	10,538	11,009	21,547	9,961	11,509	21,470	5.8%	- 4.3%	0.4%	21,324

The contribution of the **Sales Financing subsidiary** RCI Banque to Group revenues amounted to €987 million, up 3.9%. The increase is chiefly due to growth in insurance services and average loans outstanding (up 3%) amid a decline in leasing-related income.

The contribution of the **Automobile Division** to Group revenues rose 0.2% on a consistent basis to €20,560 million. This is attributable to a decline in sales in European markets, due to the selective commercial policy and anticipation ahead of replacements for several key products in the range (Twingo, Kangoo, Laguna), scheduled for 2007. The negative impact was offset by sales growth in the rest of the world across all three Group brands, by the start-up of exports of SM3 by Renault Samsung Motors on behalf of Nissan, by a slightly positive currency effect, mainly in South Korea and Mercosur, and by other businesses, including sales of spare parts, powertrains and built-up vehicles to partners.

Group **operating margin** in first-half 2006 came to €592 million, or 2.7% of revenues, versus 4.4% in first-half 2005.

(1) In first-half 2005, Renault reported €450 million in non-recurring profit, linked to the finalization by Nissan of arrangements to transfer part of its retirement commitments to the Japanese government.

(2) Free cash flow = cash flow less net capital expenditure, including the change in the working capital requirement.

Divisional contribution to Group operating margin

€ million	H1 2006	H1 2005	Year 2005
Automobile	323	677	858
% of revenues	*1.6%*	*3.3%*	*2.2%*
Sales financing	269	266	465
% of revenues	*27.3%*	*28.0%*	*24.7%*
Total	**592**	**943**	**1,323**
% of revenues	*2.7%*	*4.4%*	*3.2%*

The **Sales Financing subsidiary** RCI Banque contributed €269 million to Group operating margin, or 27.3% of its revenues, versus €266 million in first-half 2005.

The operating margin of the **Automobile Division** amounted to €323 million (1.6% of the Division's revenues), versus €677 million (3.3% of revenues) in first-half 2005.

This decline can be attributed primarily to:

- A leveling-off in sales, particularly in the European market;
- An unfavorable mix and price effect against a backdrop of strong sales growth for Clio and Logan;
- Product enrichment, particularly the costs of the transition to the Euro 4 standard, which were not passed on to the end customer;
- An increase in manufacturing costs, since fixed costs had to be absorbed across a smaller sales base.

At the same time, the Group stepped up efforts to cut purchasing costs, despite an additional cost of €185 million due to the rise in raw material prices.

The Group managed to curb the rise in general and administrative expenses despite the faster pace of its international expansion.

Research and Development expenses (*)

€ million	H1 2006	H1 2005	Year 2005
R&D expenses	1,227	1,160	2,264
% of revenues	*5.7%*	*5.4%*	*5.5%*
Capitalized development expenses	- 543	- 421	- 833
% of R&D expenses	*44.3%*	*36.3%*	*36.8%*
Amortization	337	320	603
R&D expenses recorded in the income statement	**1,021**	**1,059**	**2,034**
% of revenues	*4.7%*	*5.0%*	*4.9%*

(*) R&D expenses are fully incurred by the Automobile Division.

In first-half 2006, **Research and Development expenses** amounted to €1,227 million, €67 million higher than in first-half 2005 and equivalent to 5.7% of revenues (versus 5.4% in first-half 2005).

This increase is mainly due to the development of the future product line-up under Renault Commitment 2009 (24 products in three years), and relates chiefly to capitalizable expenses. Capitalized R&D expenses reached €543 million, up €122 million, or 44.3% of the total, versus 36.3% in first-half 2005.

Other operating income and expenses showed income of €57 million, including €120 million from the sale of land in France and Spain.

After recognizing this item, Group **operating income** came out at €649 million, versus €1,207 million in first-half 2005.

Net financial income/expense showed a charge of €36 million, compared with a charge of €186 million in first-half 2005.

- Automobile debt service amounted to €24 million, down €5 million on first-half 2005 despite a rise in average indebtedness during the period. The Group continued to optimize its debt service by managing cash funds more actively.
- The fair value change in Renault SA redeemable shares in first-half 2006 had a negligible impact, i.e. a €4 million increase, compared with a negative impact of €174 million in first-half 2005.

Renault booked a profit of €1,212 million from its share in the **net income of associated companies**[1] at June 30, 2006.

(1) Under IFRS, "associated companies" corresponds to companies formerly defined as "accounted for by the equity method".

- Renault continued to benefit from **Nissan's** performance, with a €1,013 million contribution (versus €911 million, excl. non-recurring income of €450 million in first-half 2005).
- **AB Volvo**, accounted for by the equity method in Renault's financial statements, contributed a positive €202 million, versus €167 million in first-half 2005.

In first-half 2006, **current and deferred taxes** amounted to a net charge of €166 million, compared with a net charge of €346 million in first-half 2005. The effective tax rate (before the impact of income from associated companies) was 27.1%, compared with 33.9% in first-half 2005. The decline is attributable in particular to tax credits for research activity in South Korea.

Net income (Renault share) for first-half 2006 was €1,627 million, compared with €2,170 million in first-half 2005. After neutralizing treasury stock and Renault shares held by Nissan, earnings per share came to €6.34, versus €8.52 in first-half 2005.

2.1.2. Investments and future-related costs

Net capital expenditure by the Automobile Division came to €1,795 million in first-half 2006 (including €543 million in capitalized R&D expenses), compared with €1,405 million in first-half 2005 (including €421 million in capitalized R&D).

TANGIBLE AND INTANGIBLE INVESTMENTS NET OF DISPOSALS BY DIVISION

€ million	H1 2006	H1 2005	Year 2005
Tangible investments	1,676	1,424	2,903
Intangible investments	564	440	876
o/w capitalized R&D	*543*	*421*	*833*
Total acquisitions	2,240	1,864	3,779
Disposal gains	- 445	- 459	- 900
Total - Automobile Division	**1,795**	**1,405**	**2,879**
Total - Sales Financing	- 72	45	66
TOTAL - GROUP	**1,723**	**1,450**	**2,945**

In first-half 2006, capital expenditure by the Automobile Division was directed primarily at renewing products and components and upgrading facilities.

- In Europe, range-related investments accounted for 65% of total gross outlays. Funds were allocated chiefly to the next Laguna and to a new vehicle for the B segment.
- International investments accounted for 26% of the gross total spend. Funds were assigned to the production of Logan in Brazil, a new version of Logan in Romania, and the Renault Samsung Motors range.

The main non product-related investments were in quality, working conditions and the environment, as in 2005.

RENAULT GROUP - FUTURE-RELATED COSTS

€ million	H1 2006	H1 2005	Year 2005
Capital expenditure, net of disposals	1,723	1,450	2,945
Capitalized development expenses	- 543	- 421	- 833
Leased vehicles (net of disposals)	- 221	- 290	- 293
Net industrial and commercial investments (1)	**959**	**739**	**1,819**
% of revenues	*4.5%*	*3.5%*	*4.4%*
R&D expenses (2)	**1,227**	**1,160**	**2,264**
% of revenues	*5.7%*	*5.4%*	*5.5%*
Future-related costs (1)+(2)	**2,186**	**1,899**	**4,083**
% of revenues	*10.2%*	*8.9%*	*9.9%*

In addition to these outlays, the Group incurs expenses on its R&D projects. In all, **future-related** costs for the Group's automobile businesses were equivalent to 10.2% of revenues.

2.1.3. Automotive debt

The net **financial debt of the Automobile Division** amounted to €2,252 million at December 31, 2005.

In first-half 2006, it fell by €264 million to €1,988 million, or 9.7% of shareholders' equity (compared with 11.5% at December 31, 2005).

The following items contributed to this outcome:

- cash flow contracted by €67 million compared with first-half 2005 to €2,297 million, including €377 million in dividends from associated companies (compared with €314 million in first-half 2005), of which:
  - €206 million from Nissan;
  - €158 million from AB Volvo.
- net capital expenditure amounted to €1,795 million, compared with €1,405 million at June 30, 2005.
- the working capital surplus was up €212 million at June 30, 2006, owing to a seasonally-driven rise in trade payables.

Consequently, the Automobile Division generated €714 million in **free cash flow.**

- The dividend payout for first-half 2006 was €681 million, compared with €554 million in first-half 2005, including €664 million paid by Renault SA.

The improvement in the Automobile Division's net financial debt is also attributable to translation gains (including €192 million in yen-denominated debt) and a fair value gain on financial instruments (€30 million).

AUTOMOBILE DIVISION - NET FINANCIAL DEBT

€ million	H1 2006	Year 2005
Non-current financial liabilities	5,857	5,634
Current financial liabilities	3,718	3,289
Non-current financial assets - other securities, loans and derivatives on financing operations of the Automobile Division	- 529	- 477
Current financial assets	- 1,939	- 1,917
Cash and cash equivalents	- 5,119	- 4,277
Net financial debt of the Automobile Division	1,988	**2,252**

2.1.4. Shareholders' equity

In first-half 2006, **shareholders' equity** grew by €780 million to €20,441 million, versus €19,661 million at December 31, 2005.

The main reasons for the increase were:

- Recognition of €1,659 million in net income for first-half 2006;
- A €617 million dividend payout by Renault, or €2.40 per share, for 2005, given Renault's equity interest in Nissan and treasury stock;
- A €473 million decline in translation adjustments, mainly including the indirect impact of the change in Nissan shareholders' equity, net of yen hedging;
- A €174 million increase in the financial instrument revaluation reserve (cash flow hedges and available-for-sale financial instruments);
- A reduction in the number of treasury shares (2.93% of Renault's capital at June 30, 2006, compared with 3.35% at December 31, 2005), which lifted shareholders' equity by €53 million.

2.1.5. Off-balance sheet commitments and contingent liabilities

The Group made no significant new commitments during the period under review. The main off-balance sheet commitments are discussed in Note 19 of the notes to the consolidated financial statements, which contain no material omissions, to the best knowledge of senior management.

2.2. Condensed consolidated financial statements

2.2.1. Consolidated income statements

€ million	H1 2006	H1 2005	Year 2005
Sales of goods and services	20,836	20,645	39,978
Sales Financing revenues	711	679	1,360
Revenues (note 4)	**21,547**	**21,324**	**41,338**
Cost of goods and services sold	(16,789)	(16,424)	(32,137)
Cost of sales financing	(474)	(433)	(926)
Research and development expenses (note 5)	(1,021)	(1,059)	(2,034)
Selling, general and administrative expenses	(2,671)	(2,465)	(4,918)
Operating margin	**592**	**943**	**1,323**
Other operating income and expenses (note 6)	57	264	191
Operating income	**649**	**1,207**	**1,514**
Net interest income (expense)	(76)	(43)	(95)
Interest income	*102*	*119*	*153*
Interest expenses	*(178)*	*(162)*	*(248)*
Other financial income and expenses, net	40	(143)	(232)
Financial expense (note 7)	**(36)**	**(186)**	**(327)**
Share in net income (loss) of associates	**1,212**	**1,536**	**2,597**
Nissan (note 11)	*1,013*	*1,361*	*2,275*
Other associates (note 12)	*199*	*175*	*322*
Pre-tax income	**1,825**	**2,557**	**3,784**
Current and deferred taxes (note 8)	(166)	(346)	(331)
NET INCOME	**1,659**	**2,211**	**3,453**
Net income - minority interests' share	32	41	86
Net income - Renault share	1,627	2,170	3,367
Earnings per share[1] in € (note 9)	6.34	8.52	13.19
Diluted earnings per share[1] in € (note 9)	6.26	8.45	13.08
Number of shares outstanding (in thousands) (note 9)			
for earnings per share	256,579	254,838	255,177
for diluted earnings per share	259,869	256,919	257,342

(1) Net income – Renault share divided by number of shares stated.

2.2.2. Consolidated balance sheets

ASSETS - € million	June 30, 2006	Dec. 31, 2005
NON-CURRENT ASSETS		
Intangible assets	3,182	2,972
Property, plant and equipment (note 10)	12,704	12,691
Investments in associates	12,862	12,452
Nissan (note 11)	*10,841*	*10,477*
Other associates (note12)	*2,021*	*1,975*
Non-current financial assets (note 16)	567	577
Deferred tax assets	258	309
Other non-current assets	384	358
Total non-current assets	**29,957**	**29,359**
CURRENT ASSETS		
Inventories (note 13)	6,187	5,862
Sales financing receivables	20,585	20,700
Automobile receivables	2,479	2,055
Current financial assets (note 16)	2,416	1,871
Other current assets	2,196	2,413
Cash and cash equivalents	6,614	6,151
Total current assets	**40,477**	**39,052**
TOTAL ASSETS	**70,434**	**68,411**

SHAREHOLDERS' EQUITY AND LIABILITIES - € million	June 30, 2006	Dec. 31, 2005
SHAREHOLDERS' EQUITY		
Share capital	1,086	1,086
Share premium	3,453	3,453
Treasury shares	(403)	(456)
Revaluation of financial instruments	207	33
Translation adjustment	114	562
Other reserves	13,934	11,153
Net income - Renault share	1,627	3,367
Shareholders' equity - Renault share	**20,018**	**19,198**
Shareholders' equity - minority interests' share	423	463
Total shareholders' equity (note 14)	**20,441**	**19,661**
NON-CURRENT LIABILITIES		
Deferred tax liabilities	228	231
Provisions - long-term (note 15)	1,865	1,754
Non-current financial liabilities (note 17)	6,128	5,901
Other non-current liabilities	499	516
Total non-current liabilities	**8,720**	**8,402**
CURRENT LIABILITIES		
Provisions - short-term (note 15)	988	1,264
Current financial liabilities (note 17)	2,948	2,547
Sales financing debts (note 17)	22,050	22,427
Trade payables	8,475	7,788
Current tax liability	285	215
Other current liabilities	6,527	6,107
Total current liabilities	**41,273**	**40,348**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**70,434**	**68,411**

2.2.3. Changes in consolidated shareholders' equity

€ million	*Number of shares (thousand)*	Share capital	Share premium	Treasury shares	Revaluation of financial instruments	Translation adjustment	Other reserves	Net income - Renault share	Shareholders' equity (Renault share)	Shareholders' equity (minority interests)	**Total shareholders' equity**
Balance at Dec. 31, 2004	***284,937***	**1,086**	**3,453**	**(508)**	**77**	**(216)**	**8,752**	**2,836**	**15,480**	**384**	**15,864**
Allocation of 2004 net income	-	-	-	-	-	-	2,836	(2,836)	-	-	-
Dividends	-	-	-	-	-	-	(459)	-	(459)	(60)	(519)
Net income - 1st half-year 2005	-	-	-	-	-	-	-	2,170	2,170	41	2,211
Cost of stock option plans	-	-	-	-	-	-	12	-	12	-	12
Change in other reserves	-	-	-	30	(134)	615	-	-	511	21	532
Impact of changes in the scope of consolidation and capital increases	-	-	-	-	-	-	-	-	-	26	26
Balance at June 30, 2005	***284,937***	**1,086**	**3,453**	**(478)**	**(57)**	**399**	**11,141**	**2,170**	**17,714**	**412**	**18,126**
Allocation of 2004 net income	-	-	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	-	-	-	-	-	-
Net income - 2nd half-year 2005	-	-	-	-	-	-	-	1,197	1,197	45	1,242
Cost of stock option plans	-	-	-	-	-	-	12	-	12	-	12
Change in other reserves	-	-	-	22	90	163	-	-	275	11	286
Impact of changes in the scope of consolidation and capital increases	-	-	-	-	-	-	-	-	-	(5)	(5)
Balance at Dec. 31, 2005	***284,937***	**1,086**	**3,453**	**(456)**	**33**	**562**	**11,153**	**3,367**	**19,198**	**463**	**19,661**
Allocation of 2005 net income	-	-	-	-	-	-	3,367	(3,367)	-	-	-
Dividends	-	-	-	-	-	-	(617)	-	(617)	(17)	(634)
Net income - 1st half-year 2006	-	-	-	-	-	-	-	1,627	1,627	32	1,659
Cost of stock option plans	-	-	-	-	-	-	31	-	31	-	31
Change in other reserves	-	-	-	53	174	(448)	-	-	(221)	(25)	(246)
Impact of changes in the scope of consolidation and capital increases	-	-	-	-	-	-	-	-	-	(30)	(30)
Balance at June 30, 2006	***284,937***	**1,086**	**3,453**	**(403)**	**207**	**114**	**13,934**	**1,627**	**20,018**	**423**	**20,441**

Details of changes in consolidated shareholders' equity are given in note 14.

2.2.4. Consolidated statements of cash flows

€ million	H1 2006	H1 2005	Year 2005
Net income	1,659	2,211	3,453
Cancellation of unrealised income and expenses:			
Depreciation and amortisation	1,519	1,507	2,705
Share in net income (loss) of associates	(1,212)	(1,536)	(2,597)
Dividends received from associates	377	314	516
Other unrealised income and expenses (note 18)	135	167	393
Cash flow	**2,478**	**2,663**	**4,470**
Financing for final customers	(6,306)	(6,941)	(12,998)
Customer repayments	6,154	6,217	12,485
Net change in renewable dealer financing	187	(236)	(304)
Decrease (increase) in sales financing receivables	**35**	**(960)**	**(817)**
Bond issuance by the Sales financing division	-	-	-
Bond redemption by the Sales financing division	(851)	(254)	(1,045)
Net change in other sales financing debts	47	1,904	3,119
Net change in other securities and loans of the Sales financing division	26	(3)	(39)
Net change in sales financing financial assets and debts	**(778)**	**1,647**	**2,035**
Decrease (increase) in working capital (note 18)	**344**	**391**	**(603)**
CASH FLOWS FROM OPERATING ACTIVITIES	**2,079**	**3,741**	**5,085**
Capital expenditure (note 18)	(2,283)	(1,987)	(4,018)
Acquisitions of investments, net of cash acquired	(100)	(26)	(59)
Disposals of property, plant and equipment and intangibles	560	537	1,073
Disposals of investments, net of cash acquired, and other	47	65	100
CASH FLOWS FROM INVESTING ACTIVITIES	**(1,776)**	**(1,411)**	**(2,904)**
Contributions from minority shareholders [1]	-	-	(2)
Dividends paid to parent company shareholders (note 14)	(664)	(494)	(494)
Dividends paid to minority shareholders	(17)	(60)	(60)
Purchases/sales of treasury shares	53	34	56
Cash flows with shareholders	**(628)**	**(520)**	**(500)**
Bond issuance by the Automobile division	500	-	245
Bond redemption by the Automobile division	(169)	(76)	(388)
Net increase (decrease) in other financial liabilities of the Automobile division	415	(437)	(867)
Net decrease (increase) in other securities and loans of the Automobile division [2]	(18)	(133)	(149)
Net change in financial assets and liabilities of the Automobile division	**728**	**(646)**	**(1,159)**
CASH FLOWS FROM FINANCING ACTIVITIES	**100**	**(1,166)**	**(1,659)**
INCREASE IN CASH AND CASH EQUIVALENTS	**403**	**1,164**	**522**

€ million	H1 2006	H1 2005	Year 2005
Cash and cash equivalents: opening balance	**6,151**	**5,521**	**5,521**
Increase	403	1,164	522
Effect of changes in exchange rate and other changes	60	54	108
Cash and cash equivalents: closing balance	**6,614**	**6,739**	**6,151**

(1) Via capital increases or capital reductions.
(2) Short-term investments of Automobile division cash surpluses


RENAULT

2.2.5. Segment information

1. Consolidated income statements by division

€ million	Automobile	Sales financing	Interdivision transactions[1]	Consolidated total
H1 2006				
External sales (note 4)	**20,560**	**987**	**-**	**21,547**
Interdivision sales[1]	59	112	(171)	-
Revenues	**20,619**	**1,099**	**(171)**	**21,547**
Operating margin	**297**	**269**	**26**	**592**
Operating income	**354**	**269**	**26**	**649**
H1 2005				
External sales	**20,374**	**950**	**-**	**21,324**
Interdivision sales[1]	93	126	(219)	-
Revenues	**20,467**	**1,076**	**(219)**	**21,324**
Operating margin	**669**	**266**	**8**	**943**
Operating income	**932**	**267**	**8**	**1,207**
Year 2005				
External sales	**39,458**	**1,880**	**-**	**41,338**
Interdivision sales[1]	147	268	(415)	-
Revenues	**39,605**	**2,148**	**(415)**	**41,338**
Operating margin	**858**	**465**	**-**	**1,323**
Operating income	**1,058**	**456**	**-**	**1,514**

(1) Interdivision transactions are carried out under near-market conditions.

2. Consolidated balance sheets by division - June 30, 2006

ASSETS - € million	Automobile	Sales financing	Interdivision transactions [1]	Consolidated total
NON-CURRENT ASSETS				
Property, plant and equipment and intangible assets	15,483	482	(79)	15,886
Investments in associates	12,849	13	-	12,862
Non-current financial assets - investments in non-controlled entities	2,264	4	(2,230)	38
Non-current financial assets - other securities, loans and derivatives on financing operations of the Automobile division	529	-	-	529
Deferred tax assets and other non-current assets	512	119	11	642
Total non-current assets	**31,637**	**618**	**(2,298)**	**29,957**
CURRENT ASSETS				
Inventories	6,176	11	-	6,187
Customer receivables	2,703	21,090	(729)	23,064
Current financial assets	1,939	1,137	(660)	2,416
Other current assets	1,740	2,084	(1,628)	2,196
Cash and cash equivalents	5,119	1,535	(40)	6,614
Total current assets	**17,677**	**25,857**	**(3,057)**	**40,477**
TOTAL ASSETS	**49,314**	**26,475**	**(5,355)**	**70,434**

SHAREHOLDERS' EQUITY AND LIABILITIES - € million	Automobile	Sales financing	Interdivision transactions [1]	Consolidated total
SHAREHOLDERS' EQUITY	**20,399**	**2,229**	**(2,187)**	**20,441**
NON-CURRENT LIABILITIES				
Deferred tax liabilities and long-term provisions	1,793	252	48	2,093
Non-current financial liabilities	5,857	271	-	6,128
Other non-current liabilities	476	23	-	499
Total non-current liabilities	**8,126**	**546**	**48**	**8,720**
CURRENT LIABILITIES				
Short-term provisions	927	61	-	988
Current financial liabilities	3,718	-	(770)	2,948
Sales Financing debts	-	22,631	(581)	22,050
Trade payables	8,519	17	(61)	8,475
Other current liabilities and current tax liability	7,625	991	(1,804)	6,812
Total current liabilities	**20,789**	**23,700**	**(3,216)**	**41,273**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**49,314**	**26,475**	**(5,355)**	**70,434**

(1) Interdivision transactions are carried out under near-market conditions.

Financial statements

Consolidated balance sheets by division - December 31, 2005

ASSETS - € million	Automobile	Sales financing	Interdivision transactions [1]	Consolidated total
NON-CURRENT ASSETS				
Property, plant and equipment and intangible assets	15,215	540	(92)	15,663
Investments in associates	12,439	13	-	12,452
Non-current financial assets - investments in non-controlled entities	2,107	17	(2,024)	100
Non-current financial assets - other securities, loans and derivatives on financing operations of the Automobile division	477	-	-	477
Deferred tax assets and other non-current assets	547	90	30	667
Total non-current assets	**30,785**	**660**	**(2,086)**	**29,359**
CURRENT ASSETS				
Inventories	5,851	11	-	5,862
Customer receivables	2,164	21,219	(628)	22,755
Current financial assets	1,917	590	(636)	1,871
Other current assets	1,858	1,977	(1,422)	2,413
Cash and cash equivalents	4,277	1,909	(35)	6,151
Total current assets	**16,067**	**25,706**	**(2,721)**	**39,052**
TOTAL ASSETS	**46,852**	**26,366**	**(4,807)**	**68,411**
SHAREHOLDERS' EQUITY AND LIABILITIES - € million				
SHAREHOLDERS' EQUITY	**19,628**	**2,015**	**(1,982)**	**19,661**
NON-CURRENT LIABILITIES				
Deferred tax liabilities and long-term provisions	1,724	217	44	1,985
Non-current financial liabilities	5,634	267	-	5,901
Other non-current liabilities	466	50	-	516
Total non-current liabilities	**7,824**	**534**	**44**	**8,402**
CURRENT LIABILITIES				
Short-term provisions	1,191	73	-	1,264
Current financial liabilities	3,289	-	(742)	2,547
Sales Financing debts	-	23,003	(576)	22,427
Trade payables	7,853	19	(84)	7,788
Other current liabilities and current tax liability	7,067	722	(1,467)	6,322
Total current liabilities	**19,400**	**23,817**	**(2,869)**	**40,348**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**46,852**	**26,366**	**(4,807)**	**68,411**

(1) Interdivision transactions are carried out under near-market conditions.

3. Consolidated cash flow statements by division

€ million	Automobile	Sales Financing	Interdivision transactions [1]	Consolidated total
H1 2006				
Net income	1,472	171	16	1,659
Cancellation of unrealised income and expenses:				
Depreciation and amortisation	1,520	29	(30)	1,519
Share in net income (loss) of associates	(1,210)	(2)	-	(1,212)
Dividends received from associates	377	-	-	377
Other unrealised income and expenses	138	(11)	8	135
Cash flow	**2,297**	**187**	**(6)**	**2,478**
Decrease (increase) in sales financing receivables	-	30	5	35
Net change in sales financing financial assets and debts	-	(796)	18	(778)
Decrease (increase) in working capital	212	131	1	344
CASH FLOWS FROM OPERATING ACTIVITIES	**2,509**	**(448)**	**18**	**2,079**
Purchases of intangible assets	(564)	(1)	-	(565)
Purchases of property, plant and equipment [2]	(1,676)	(59)	17	(1,718)
Disposals of property, plant and equipment and intangibles [2]	445	115	-	560
Acquisition of investments, net of disposals and other	(52)	-	(1)	(53)
CASH FLOWS FROM INVESTING ACTIVITIES	**(1,847)**	**55**	**16**	**(1,776)**
Cash flows with shareholders	(628)	(1)	1	(628)
Net change in financial assets and liabilities of the Automobile division	767	-	(39)	728
CASH FLOWS FROM FINANCING ACTIVITIES	**139**	**(1)**	**(38)**	**100**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**801**	**(394)**	**(4)**	**403**
H1 2005				
Net income	2,022	184	5	2,211
Cancellation of unrealised income and expenses:				
Depreciation and amortisation	1,475	48	(16)	1,507
Share in net income (loss) of associates	(1,536)	-	-	(1,536)
Dividends received from associates	314	-	-	314
Other unrealised income and expenses	89	76	2	167
Cash flow	**2,364**	**308**	**(9)**	**2,663**
Decrease (increase) in sales financing receivables	-	(1,177)	217	(960)
Net change in sales financing financial assets and debts	-	1,224	423	1,647
Decrease (increase) in working capital	590	(189)	(10)	391
CASH FLOWS FROM OPERATING ACTIVITIES	**2,954**	**166**	**621**	**3,741**
Purchases of intangible assets	(440)	(2)	-	(442)
Purchases of property, plant and equipment [2]	(1,424)	(155)	34	(1,545)
Disposals of property, plant and equipment and intangibles [2]	459	94	(16)	537
Acquisition of investments, net of disposals and other	47	(8)	-	39
CASH FLOWS FROM INVESTING ACTIVITIES	**(1,358)**	**(71)**	**18**	**(1,411)**
Cash flows with shareholders	(520)	(1)	1	(520)
Net change in financial assets and liabilities of the Automobile division	(11)	-	(635)	(646)
CASH FLOWS FROM FINANCING ACTIVITIES	**(531)**	**(1)**	**(634)**	**(1,166)**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**1,065**	**94**	**5**	**1,164**

(1) Interdivision transactions are carried out under near-market conditions.

(2) Including impact of leased vehicles	*H1 2006*	*H1 2005*
On purchases of property, plant and equipment	*€ (624) million*	*€ (632) million*
On disposals of property, plant and equipment	*€ 403 million*	*€ 342 million*

Financial statements

€ million	Automobile	Sales financing	Interdivision transactions [1]	Consolidated total
Year 2005				
Net income	3,320	313	(180)	3,453
Cancellation of unrealised income and expenses:				
Depreciation and amortisation	2,658	103	(56)	2,705
Share in net income (loss) of associates	(2,595)	(2)	-	(2,597)
Dividends received from associates	516	-	-	516
Other unrealised income and expenses	206	186	1	393
Cash flow	**4,105**	**600**	**(235)**	**4,470**
Decrease (increase) in sales financing receivables	-	(1,009)	192	(817)
Net change in sales financing financial assets and debts	-	1,587	448	2,035
Decrease (increase) in working capital	(533)	(40)	(30)	(603)
CASH FLOWS FROM OPERATING ACTIVITIES	**3,572**	**1,138**	**375**	**5,085**
Purchases of intangible assets	(876)	(4)	-	(880)
Purchases of property, plant and equipment [2]	(2,903)	(288)	53	(3,138)
Disposals of property, plant and equipment and intangibles [2]	900	173	-	1,073
Acquisition of investments, net of disposals and other	77	(36)	-	41
CASH FLOWS FROM INVESTING ACTIVITIES	**(2,802)**	**(155)**	**53**	**(2,904)**
Cash flows with shareholders	(500)	(180)	180	(500)
Net change in financial assets and liabilities of the Automobile division	(545)	-	(614)	(1,159)
CASH FLOWS FROM FINANCING ACTIVITIES	**(1,045)**	**(180)**	**(434)**	**(1,659)**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(275)**	**803**	**(6)**	**522**

(1) Interdivision transactions are carried out under near-market conditions.

(2) Including impact of leased vehicles:
On purchases of property, plant and equipment € (1,131) million
On disposals of property, plant and equipment € 838 million

2.2.6. Notes to the consolidated financial statements

I - ACCOUNTING POLICIES AND SCOPE OF CONSOLIDATION

1. Approval of the financial statements

The Renault group's half-year 2006 consolidated financial statements were prepared by the Board of Directors on July 26, 2006.

2. Accounting policies

The consolidated financial statements at December 31, 2005 have been prepared under the IFRS (International Financial Reporting Standards) as issued by the IASB (International Accounting Standards Board) at December 31, 2005 and for which the regulations of adoption have been published in the Official Journal of the European Union at the closing date.

The accounting policies used in preparing the consolidated half-year financial statements at June 30, 2006 are compliant with IAS 34 "Interim financial reporting" and the accounting policies are identical to those applied in the financial statements for the year ended December 31, 2005.

The following new standards, which came into force at January 1, 2006 and were adopted by regulations published in the Official Journal of the EU at the closing date, have also been applied, but have no significant impact on the financial information reported:

- the amendment to IAS 19 on actuarial gains and losses, group plans and disclosures (the Renault group has not opted to recognise actuarial gains and losses in equity);
- the amendments to IAS 39 on the fair value option and on cash flow hedge accounting of forecast intragroup transactions;
- the amendment to IAS 21 on the effects of changes in foreign exchange rates.

Interpretation IFRIC 4, Determining Whether an Arrangement Contains a Lease, has no impact on the financial statements at June 30, 2006.

3. Changes in the scope of consolidation

A. Changes in the first-half of 2006

Renault Pars (Iran) has been consolidated since January 1, 2006. This company is held 51% by Renault and 49% by the Iranian company AID co, an entity set up by IDRO (Industrial Development & Renovation Organization, a state-owned Iranian body in charge of the automotive industry) and Iran's two leading automakers, Iran Khodro and Saipa. Renault Pars holds the Logan license, and is responsible for engineering, quality control, purchasing and logistics, coordination of sales policy, marketing and after-sales services. Iran Khodro and Saipa will manufacture and sell the Logan.

At January 1, 2006, 24 dealers in Europe (located in Belgium, the Czech republic, Luxembourg, Poland, Portugal, and Switzerland) were also consolidated for the first time.

There were no other significant changes in the scope of consolidation during the first-half of 2006.

B. Changes in the second half of 2005

In December 2005, the Group exercised its option to purchase at December 31, 2007 all shares in the SCI du Plateau de Guyancourt, which owns the real estate assets of the Technocentre, a single site combining all Renault new-vehicle research and development forces. Exercise of this option is irrevocable.

Consequently, the Group has consolidated this company since December 2005. Renault will be its sole shareholder as of December 31, 2007.

II - INCOME STATEMENT

4. Revenues

A. 1st half 2005 revenues applying 1st half 2006 Group structure and methods

€ million	Automobile	Sales financing	Total
First-half 2005 revenues	**20,374**	**950**	**21,324**
Changes in scope of consolidation	146	-	146
First-half 2005 revenues applying first-half 2006 Group structure and methods	**20,520**	**950**	**21,470**
First-half 2006 revenues	**20,560**	**987**	**21,547**

B. Breakdown of revenues

€ million	H1 2006	H1 2005	Year 2005
Sales of goods	20,130	19,935	38,602
Sales of services	706	710	1,376
Sales of goods and services	**20,836**	**20,645**	**39,978**
Income on customer financing	499	451	909
Income on leasing and similar operations	212	228	451
Sales financing revenues	**711**	**679**	**1,360**
Revenues	**21,547**	**21,324**	**41,338**

C. Breakdown of revenues by geographic area

€ million	H1 2006	H1 2005	Year 2005
France	7,599	7,547	14,289
Europe	9,666	10,205	19,326
Euromed	1,878	1,544	3,445
Asia-Africa	1,312	1,042	2,158
America	1,092	986	2,120
Total revenues	**21,547**	**21,324**	**41,338**

In the table above, consolidated revenues are presented by location of customers. The 5 regions shown are the new geographic areas introduced under the Renault Commitment 2009 growth plan.

5. Research and development expenses

€ million	H1 2006	H1 2005	Year 2005
Research and development expenses	(1,227)	(1,160)	(2,264)
Capitalised development expenses	543	421	833
Amortisation of capitalised development expenses	(337)	(320)	(603)
Total	**(1,021)**	**(1,059)**	**(2,034)**

Capitalised development expenses mainly comprise the cost of prototypes, the cost of studies invoiced by external firms, the cost of personnel assigned to the project and a share of overheads.

6. Other operating income and expenses

€ million	H1 2006	H1 2005	Year 2005
Restructuring and workforce adjustment costs and provisions	(36)	(44)	(109)
Gains and losses on disposal of businesses or operating entities	(24)	146	119
Gains and losses on disposal of property, plant and equipment and intangible assets (except vehicle sales)	120	155	148
Unusual items	(3)	7	33
Total	**57**	**264**	**191**

Most of the gain on disposal of property, plant and equipment and intangible assets in first-half 2006 and in 2005 results from sales of land (in Spain and France).

7. Financial expense

Other financial income and expenses include a profit of €4 million for first-half 2006 (compared with a charge of €174 million for first-half 2005) resulting from changes in the fair value of Renault SA redeemable shares.

8. Current and deferred taxes

The effective tax rate (excluding the impact of Renault's shares in net income of associates) is 27.1% for the first half of 2006, compared with 33.9% in the first half of 2005. The high level of tax credits resulting from the favourable tax regime granted for research carried out in Korea was a major contributing factor.

A deferred tax liability is booked in respect of the difference between the value in consolidation of associates and their tax value. The change in this deferred tax liability, which is related to an increase in the value in consolidation of associates, accounts for 2.4 percentage points of the effective rate of 27.1%.

9. Basic and diluted earnings per share

Renault's basic earnings per share and diluted earnings per share are calculated by dividing Renault's share of net income (€1,627 million for first-half 2006 and €2,170 million for first-half 2005) by the relevant number of shares.

The number of shares used to calculate the basic earnings per share is the weighted average number of ordinary shares in circulation during the period, i.e. after neutralisation of treasury shares and Renault shares held by Nissan.

in thousands of shares	H1 2006	H1 2005	Year 2005
Shares in circulation	284,937	284,937	284,937
Treasury shares	(8,879)	(10,518)	(10,176)
Shares held by Nissan x Renault's share in Nissan	(19,479)	(19,581)	(19,584)
Number of shares used to calculate basic earnings per share	**256,579**	**254,838**	**255,177**

The number of shares used to calculate the diluted earnings per share is the weighted average number of ordinary shares potentially in circulation during the period, i.e. the number of shares used to calculate the basic earnings per share plus the number of dilutive stock options.

in thousands of shares	H1 2006	H1 2005	Year 2005
Number of shares used to calculate basic earnings per share	256,579	254,838	255,177
Number of dilutive stock options	3,290	2,081	2,165
Number of shares used to calculate diluted earnings per share	**259,869**	**256,919**	**257,342**

III - BALANCE SHEET

10. Property, plant and equipment

€ million	Gross value	Depreciation and impairment	Net value
Value at December 31, 2005	**28,971**	**(16,280)**	**12,691**
Acquisitions (note 18-C) / (depreciation)	1,514	(1,160)	354
(Disposals) / reversals	(841)	396	(445)
Translation adjustment	(52)	33	(19)
Change in scope of consolidation and other	179	(56)	123
Value at June 30, 2006	**29,771**	**(17,067)**	**12,704**

11. Investment in Nissan

A. Nissan consolidation method

Renault is still considered to exercise significant influence in Nissan, and therefore uses the equity method to include its investment in Nissan in the consolidation.

B. Nissan consolidated financial statements included under the equity method in the Renault consolidation

The Nissan accounts included under the equity method in Renault's financial statements are Nissan's consolidated accounts published in compliance with Japanese accounting standards (as Nissan is listed on the Tokyo Stock Exchange), after adjustments for the requirements of the Renault consolidation.

Following Nissan's equity transactions in the first half of 2006, Nissan held 2.6% of its own shares at June 30, 2006, compared to 3.0% at December 31, 2005. Consequently, Renault's percentage interest in Nissan was 45.5% at June 30, 2006, compared to 45.7% at December 31, 2005.

C. Changes in the investment in Nissan

€ million	Share in net assets			Net Goodwill	Total
	Before neutralisation (see right)	Neutralisation of 44.3% of Nissan's investment in Renault [1]	Net		
At December 31, 2005	10,626	(962)	9,664	813	**10,477**
First-half 2006 net income	1,013	-	1,013	-	**1,013**
Dividend distributed	(206)	-	(206)	-	**(206)**
Translation adjustment	(483)	-	(483)	(34)	**(517)**
Other changes [2]	122	-	122	(48)	**74**
At June 30, 2006	11,072	(962)	10,110	731	**10,841**

(1) At December 31, 2005, Nissan held 15% of Renault.

(2) Other changes include Renault dividends received by Nissan, the change in the financial instruments revaluation reserve and changes in Nissan treasury shares.

D. Changes in Nissan equity restated for the purposes of the Renault consolidation

in billions of yen	Dec. 31, 2005	Net income for first-half 2006	Divi-dends	Translation adjustment (1)	Other changes (2)	June 30, 2006
Shareholders' equity - Nissan share under Japanese GAAP	2,882	262	(62)	22	33	3,137
Restatements for Renault group requirements:						
Restatement of fixed assets	494	(16)				478
Provision for pension and other long-term employee benefit obligations	(207)	24		2	(7)	(188)
Capitalisation of development expenses	423	58		(1)		480
Other restatements	(362)	(13)	(4)	(8)	28	(359)
Net assets restated for Renault group requirements	3,230	315	(66)	15	54	3,548
€ million						
Net assets restated for Renault group requirements	23,255	2,227	(450)	(1,063)	370	24,339
Renault's share	45.7%					45.5%
(before neutralisation described below)	10,626	1,013	(206)	(483)	122	11,072
Neutralisation of Nissan's investment in Renault (3)	(962)					(962)
Renault's share in the net assets of Nissan	**9,664**	**1,013**	**(206)**	**(483)**	**122**	**10,110**

(1) The €483 million change in translation adjustments essentially reflects the decline of the US dollar and the Mexican peso against the Euro. Operations undertaken by Renault to hedge the portion of Nissan shareholders' equity expressed in yen are included in Renault shareholders' equity.

(2) "Other changes" include Renault dividends received by Nissan, the change in the financial instruments revaluation reserve and changes in Nissan treasury shares.

(3) At June 30, 2006, Nissan held 15% of Renault.

E. Nissan net income under Japanese GAAP

Since Nissan's financial year ends at March 31, the Nissan net income included in the first-half 2006 Renault consolidation is the sum of Nissan's net income for the final quarter of its 2005 financial year and the first quarter of its 2006 financial year.

in billions of yen	January to March 2006 Final quarter of of Nissan's 2005 financial year in Japan		April to June 2006 First quarter of Nissan's 2006 financial year in Japan		January to June 2006 Reference period for Renault's first-half 2006 consolidated financial statements	
	in billions of yen	€ million (1)	in billions of yen	€ million (1)	in billions of yen	€ million (1)
Net income - Nissan share	152	1,081	110	765	262	1,846

(1) Converted at the average exchange rate for each quarter.

F. Renault - Nissan cooperation

Renault and Nissan follow joint strategies for vehicle and part development, purchasing, and production and distribution resources.

The main transactions described in the 2005 annual report continued in 2006.

The first half of 2006 saw new transactions between the two Groups. Since February 2006, the Renault group has sold Nissan approximately 16,500 Nissan badged Samsung SM3 vehicles, generating sales revenues of €110 million. The two Groups have also been working together since March 2006 on development of a new V6 diesel engine.

Total sales by Renault to Nissan and purchases by Renault from Nissan during the first half of 2006 amounted to an estimated €700 million and €660 million respectively.

The joint policies for purchasing and other administrative functions such as information systems departments are reflected directly in the Renault and Nissan financial statements, and therefore generate no financial exchanges between the two Groups.

12. Investments in other associates

Details of other investments in other associates are as follows:

- Balance sheet value: €2,021 million at June 30, 2006 (€1,975 million at December 31, 2005),
- Renault's share in the net income of other associates: €199 million for first-half 2006 (€175 million for first-half 2005 and €322 million for the year 2005).

Most of these amounts relate to the investment in AB Volvo, accounted for under the equity method.

A. Changes in the value of Renault's investment in AB Volvo

€ million	Share in net assets	Net goodwill	Total
At December 31, 2005	**1,777**	**41**	**1,818**
First-half 2006 net income	202	-	202
Dividend distributed	(158)	-	(158)
Repurchase of AB Volvo own shares	-	-	-
Translation adjustment and revaluation of financial instruments	31	1	32
At June 30, 2006	**1,852**	**42**	**1,894**

AB Volvo owned 4.9% of its own shares at June 30, 2006 (5.0% at December 31, 2005). Renault's investment in AB Volvo stood at 21.8% at June 30, 2006, unchanged from December 31, 2005.

B. Changes in AB Volvo equity restated for the purposes of the Renault consolidation

€ million	Dec. 31, 2005	Net income	Dividends	Other changes	June 30, 2006
Shareholders' equity - AB Volvo share	8,362	928	(725)	146	8,711
Restatements for Renault group requirements	(227)	-	-	(3)	(230)
Net assets restated for Renault group requirements	8,135	928	(725)	143	8,481
Renault's share in the net assets of AB Volvo	1,777	202	(158)	31	1,852

The restatements applied for Renault group requirements mainly concern cancellation of goodwill booked in AB Volvo's accounts when AB Volvo was acquired by Renault.

13. Inventories

€ million	June 30, 2006	Dec. 31, 2005
Raw materials and supplies	1,076	1,052
Work-in-progress	422	420
Finished products - automobile	4,549	4,242
Other finished products	140	148
Inventories, net	**6,187**	**5,862**
Inventories, gross	*6,681*	*6,330*
Impairment	*(494)*	*(468)*

14. Shareholders' equity

A. Share capital

The total number of ordinary shares issued and fully paid-up at June 30, 2006 was 284,937 thousand, with par value of €3.81 per share (the total number and par value are unchanged from December 31, 2005).

Treasury shares do not bear dividends. They accounted for 2.93% of Renault's share capital at June 30, 2006 (3.35% at December 31, 2005).

B. Distributions

At the General and Extraordinary Shareholders' Meeting of May 4, 2006, it was decided to distribute €2.40 per share or €664 million in dividends (compared to €1.80 per share or €494 million in 2005).

After elimination of dividends received by Nissan in proportion to Renault's interest in Nissan, the dividend distribution recorded in shareholders' equity amounted to €617 million in first-half 2006 (€459 million in 2005).

C. Stock option and share attribution plans

Since October 1996, the Board of Directors has periodically granted stock options to Group executives and managers, with prices and exercise periods specific to each plan.

During the first half of 2006, a stock option plan and a share attribution plan were introduced as part of the Renault Commitment 2009 growth plan, and another stock option plan was awarded for the year 2006.

Compared to plans awarded in previous years, these plans include new service and performance conditions.

CHANGES IN THE NUMBER OF STOCK OPTIONS AND SHARE ATTRIBUTION RIGHTS HELD BY PERSONNEL	Number	Weighted average exercise price (€)	Weighted average share price at exercise dates (€)
Outstanding at December 31, 2005	**13,299,707**	**54**	
Granted	3,514,700	81	90
Exercised	(1,188,756)	45	83
Expired			
Outstanding at June 30, 2006	**15,625,651**	**61**	


RENAULT

D. Share-based payments

Share-based payments exclusively concern stock options awarded to personnel. These generated personnel expenses of €15 million in first-half 2006 (€18 million for year 2005).

Stock option and share attribution plan values

The valuation model used is unchanged from previous financial statements. For the new plans introduced in May 2006 including conditions based on the achievement of Renault Commitment 2009 objectives, a new variable in the form of the best estimate of the percentage achievement of performance conditions is also included in the calculation, but the basic valuation model is identical.

In compliance with the standard's transitional measures, only plans beginning after November 7, 2002 are valued and recorded as described above.

Type of plan	Grant date	Initial value (000s of €)	Unit fair value	Expense for first-half 2006 (€ million)	Expense for first-half 2005 (1) (€ million)	Share price at grant date (€)	Volatility	Interest rate	Exercise price (€)	Duration (1)	Dividend per share (€)
Stock purchase options	Sept 8, 2003	32,820	18.15	(4)	(4)	55.40	33.0%	3.79%	53.36	4-8 years	1.15
Stock subscription options	Sept 14, 2004	39,870	19.75	(5)	(5)	69.05	27.0%	3.71%	66.03	4-8 years	1.40
Stock subscription options	Sept 13, 2005	22,480	14.65	(3)	-	72.45	23.5%	2.68%	72 .98	4-8 years	1.80
Stock subscription options	May 4 - June 30, 2006 (2)	25,678	15.33	(1)	-	87.11	28.1%	3.90%	87.98	4-8 years	2.40 to 4.50
Stock subscription options	May 4 and 12, 2006 (2)	27,736	17.89	(1)	-	93.02	26.8%	3.87%	87.98	4-8 years	2.40 to 4.50
Attribution of free shares	May 12, 2006	22,390	77.21	(1)	-	93.50	N/A	3.88%	N/A	4-8 years	2.40 to 4.50
	Total	**170,974**		**(15)**	**(9)**						

(1) Period during which the option is not considered vested for tax purposes.

(2) Options have been awarded at different dates within the stated period. The information reported may correspond to weighted averages based on quantities awarded per attribution date.

15. Provisions

A. Breakdown of provisions by nature

€ million	June 30, 2006	Dec. 31, 2005
Provisions for pension and other long-term employee benefit obligations	947	925
Other provisions	1,906	2,093
Provisions for restructuring and workforce adjustment costs	*374*	*435*
Provisions for warranty costs	*917*	*945*
Provisions for tax risks and litigation	*218*	*237*
Other provisions	*397*	*476*
Total provisions	**2,853**	**3,018**
Provisions - long-term	1,865	1,754
Provisions - short-term	988	1,264

All known litigation in which Renault or Group companies are involved is examined at each closing. After seeking the opinion of legal advisors, any provisions deemed necessary are set aside to cover the estimated risk.

B. Changes in other provisions

€ million	Restructuring provisions	Warranty provisions	Tax risks and litigation provisions	Other provisions	Total
At December 31, 2005	**435**	**945**	**237**	**476**	**2,093**
Increases	13	472	26	250	761
Reversals of provisions for application	(86)	(494)	(30)	(250)	(860)
Reversals of unused balance of provisions	(2)	-	(15)	(39)	(56)
Changes in scope of consolidation	-	-	1	(10)	(9)
Translation adjustments and other changes	14	(6)	(1)	(30)	(23)
At June 30, 2006	**374**	**917**	**218**	**397**	**1,906**

At June 30, 2006, other provisions included €102 million of provisions established in application of environmental regulations (€115 million at December 31, 2005). These provisions principally concern environmental compliance costs for industrial land that the Group intends to sell (particularly on the Boulogne Billancourt site) and expenses related to the EU directive on end-of-life vehicles. In first-half 2006, €7 million were allocated to these provisions, and €18 million were reversed without application.

16. Financial assets

BREAKDOWN OF FINANCIAL ASSETS BY NATURE

€ million	June 30, 2006		December 31, 2005	
	Non-current	Current	Non-current	Current
Investments in non-controlled entities	38	-	100	-
Other securities	1	565	1	469
Loans	88	1,593	87	1,141
Derivative assets on financing operations by the Automobile division	440	258	389	261
Total	**567**	**2,416**	**577**	**1,871**
Gross value	*608*	*2,419*	*625*	*1,872*
Impairment	*(41)*	*(3)*	*(48)*	*(1)*

The current portion of other securities corresponds to securities that cannot be classified as cash equivalents, mainly maturing more than 3 months after acquisition. At June 30, 2006, it includes €199 million for Scania shares (€173 million at December 31, 2005).

Loans essentially comprise short-term investments of Automobile division cash surpluses with financial institutions.

17. Financial liabilities and sales financing debts

BREAKDOWN BY NATURE € million	June 30, 2006			December 31, 2005		
	Non-current	Current	Total	Non-current	Current	Total
Redeemable shares (Renault SA)	722	-	722	718	-	718
Bonds	3,747	979	4,726	3,415	1,084	4,499
Other debts represented by a certificate	-	51	51	-	46	46
Borrowings from credit institutions	895	696	1,591	1,063	584	1,647
Other interest-bearing borrowings	295	1,075	1,370	267	626	893
Derivative liabilities on financing operations	198	147	345	171	207	378
Total financial liabilities of the Automobile division	**5,857**	**2,948**	**8,805**	**5,634**	**2,547**	**8,181**
Redeemable shares (DIAC)	19	-	19	15	-	15
Bonds	-	2,972	2,972	-	3,866	3,866
Other debts represented by a certificate	252	13,754	14,006	252	13,655	13,907
Borrowings from credit institutions	-	5,107	5,107	-	4,652	4,652
Other interest-bearing borrowings	-	90	90	-	75	75
Derivative liabilities on financing operations	-	127	127	-	179	179
Financial liabilities and sales financing debts of the Sales financing division	**271**	**22,050**	**22,321**	**267**	**22,427**	**22,694**
Total financial liabilities and sales financing debts	**6,128**	**24,998**	**31,126**	**5,901**	**24,974**	**30,875**

Redeemable shares of Renault SA

These shares are listed on the Paris Stock Exchange, and traded for €900.5 at December 31, 2005 and €905.0 at June 30, 2006 for par value of €153, leading to a corresponding €4 million downward adjustment to the fair value of redeemable shares recorded in other financial income and expenses (note 7).

The observed decline in the fair value of Renault SA redeemable shares, despite a higher trading price on the market, is due to the shares' trading price failing to fully reflect interest accrued between January 1 and June 30, 2006.

IV - CASH FLOWS AND OTHER INFORMATION

18. Cash flows

A. Other unrealised income and expenses, by nature

€ million	H1 2006	H1 2005	Year 2005
Net allocation to long-term provisions	284	72	210
Net effects of sales financing credit losses	4	74	167
Net gain (loss) on asset disposals	(97)	(299)	(194)
Change in fair value of redeemable shares (Renault SA and DIAC)	(1)	174	271
Change in fair value of other financial instruments	(6)	(32)	(93)
Deferred taxes	(34)	174	26
Other	(15)	4	6
Other unrealised income and expenses	**135**	**167**	**393**

B. Change in working capital

€ million	H1 2006	H1 2005	Year 2005
Decrease (increase) in net inventories	(252)	(816)	(496)
Decrease (increase) in Automobile receivables	(329)	(401)	(88)
Decrease (increase) in other assets	27	(802)	(256)
Increase (decrease) in trade payables	560	1,399	364
Increase (decrease) in other liabilities	338	1,011	(127)
Decrease (increase) in working capital	**344**	**391**	**(603)**

C. Capital expenditure

€ million	H1 2006	H1 2005	Year 2005
Purchases of intangible assets	(565)	(442)	(880)
Purchases of property, plant and equipment (note 10)	(1,514)	(1,386)	(3,223)
Total purchases for the period	**(2,079)**	**(1,828)**	**(4,103)**
Deferred payments	(204)	(159)	85
Total capital expenditure	**(2,283)**	**(1,987)**	**(4,018)**

19. Off-balance sheet commitments and contingent liabilities

Renault enters into a certain number of commitments in the course of its business, some of which (e.g. retirement and other personnel benefits, litigations, etc) are covered by provisions.

Details of off-balance sheet commitments and contingencies are provided below.

Ordinary operations

The Group is committed for the following amounts:

€ million	June 30, 2006	Dec. 31, 2005
Customer guarantees and endorsements (Sales financing)	-	-
Other guarantees given	525	518
Opening of confirmed credit lines for customers	1,725	2,091
Firm investment orders	972	826
Lease commitments	301	317
Assets pledged or mortgaged	202	216

20. Subsequent events

No significant event has occurred subsequent to June 30, 2006.

Renault, S.A.

Period from January 1, 2006 to June, 30, 2006

STATUTORY AUDITOR'S REVIEW REPORT ON THE HALF-YEAR FINANCIAL INFORMATION FOR 2006

This is a free translation into English of the statutory auditors' review report issued in French and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders

In our capacity of statutory auditors and in accordance with the requirements of article L 232-7 of the French Commercial Law (the Code de Commerce), we hereby report to you on:

- the review of the accompanying condensed half-year consolidated financial statements of Renault, for the period January 1 to June 30, 2006,
- the verification of information given in the half-year management report.

These condensed half-year consolidated financial statements are the responsibility of the Board of Directors. Our role is to express a conclusion on these financial statements based on our review.

We conducted our review in accordance with professional standards applicable in France. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-year consolidated financial are not prepared, in all material respects, in accordance with IAS 34- standard of the IFRSs as adopted by the European Union applicable to Interim financial information.

In accordance with professional standards applicable in France, we have also verified the information given in the half-year management report commenting the condensed half-year consolidated financial statements subject to our review.

We have no matters to report as to its fair presentation and consistency with the condensed half-year consolidated financial statements.

Neuilly-sur-Seine and Paris-La-Défense, July 27, 2006

The statutory auditors

French original signed by

DELOITTE & ASSOCIES

P. Chastaing-Doblin A. Raimi

ERNST & YOUNG Audit

J.F. Bélorgey D. Mary-Dauphin

Financial Information on the Alliance

Financial Information on the Alliance

The purpose of the financial data in this section is twofold: to broadly quantify the economic significance of the Renault-Nissan alliance through key performance indicators, and to make it easier to compare the assets and liabilities of the two Groups. The data of both Groups comply with the accounting standards applied by Renault in 2006.

The characteristics of the Alliance mean, among other things, that Renault and Nissan's assets and liabilities cannot be combined. Consequently, these data do not correspond to a consolidation as defined by generally accepted accounting principles and are not certified by the statutory auditors.

The information concerning Renault is based on the consolidated figures released at June 30, 2006, while the information concerning Nissan is based on the restated consolidated figures prepared for the purposes of the Renault consolidation, covering the period from January 1 to June 30, 2006 whereas Nissan's financial year-end is March 31.

KEY PERFORMANCE INDICATORS

The preparation of the key performance indicators under Renault accounting policies takes into account the following differences from the figures published by Nissan under Japanese accounting standards:

- revenues are presented net of discounts and rebates;
- sales with buy-back commitments have been restated as leases;
- reclassifications have been made when necessary to harmonise the presentation of the main income statement items;
- restatements for harmonisation of accounting standards and adjustments to fair value applied by Renault for acquisitions of 1999 and 2002 are included.

Revenues 1st half 2006

€ million	Renault	Nissan [1]	*Inter-company eliminations*	Alliance
Sales of goods and services	20,836	31,137	(1,360)	50,613
Sales financing revenues	711	2,197	-	2,908
Revenues	**21,547**	**33,334**	**(1,360)**	**53,521**

(1) Converted at the average exchange rate for first-half 2006 : EUR 1 = JPY 142.2.

The Alliance's intercompany business mainly consists of commercial dealings between Renault and Nissan. These items have been eliminated to produce the revenue indicator. Their value is estimated on the basis of Renault's first-half 2006 results.

The **operating margin, the operating income and the net income** of the Alliance for first-half 2006 are as follows:

€ million	*Operating margin*	*Operating income*	*Net income* [2]
Renault	592	649	646
Nissan [1]	2,905	3,047	2,336
Alliance	**3,497**	**3,696**	**2,982**

(1) Converted at the average exchange rate for first-half 2006: EUR 1 = JPY 142.2.

(2) Renault's net income is adjusted to exclude Nissan's contribution and Nissan's net income is similarly adjusted to exclude Renault's contribution.

Intercompany transactions impacting the indicators are minor and have therefore not been eliminated.

For the Alliance, the operating margin is equivalent to 6.5% of revenues.

In first-half 2006, the Alliance's **research and development expenses**, after capitalisation and amortisation, are as follows:

€ million	
Renault	1,021
Nissan	1,074
Alliance	**2,095**

BALANCE SHEET INDICATORS

CONDENSED RENAULT AND NISSAN BALANCE SHEETS

Renault at June 30, 2006

ASSETS - € million	
Intangible assets	3,182
Property, plant and equipment	12,704
Investments in associates (excluding Alliance)	2,021
Deferred tax assets	258
Inventories	6,187
Sales financing receivables	20,585
Automobile receivables	2,479
Other assets	5,563
Cash and cash equivalents	6,614
Total assets excluding investment in Nissan	**59,593**
Investment in Nissan	10,841
TOTAL ASSETS	**70,434**

SHAREHOLDERS' EQUITY AND LIABILITIES - € million	
Shareholders' equity	20,441
Deferred tax liabilities	228
Provisions for pension and other long-term employee benefit obligations	947
Financial liabilities of the Automobile division	8,805
Financial liabilities of the Sales financing division and sales financing debts	22,321
Other liabilities	17,692
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**70,434**

Nissan at June 30, 2006 (1)

ASSETS - € million	
Intangible assets	4,670
Property, plant and equipment	33,858
Investments in associates (excluding Alliance)	163
Deferred tax assets	264
Inventories	6,554
Sales financing receivables	24,585
Automobile receivables	3,657
Other assets	6,209
Cash and cash equivalents	2,740
Total assets excluding investment in Renault	**82,700**
Investment in Renault	1,686
TOTAL ASSETS	**84,386**

(1) Converted at the closing rate for first-half 2006: EUR 1 = JPY 145.8.

SHAREHOLDERS' EQUITY AND LIABILITIES - € million	
Shareholders' equity	26,527
Deferred tax liabilities	2,390
Provisions for pension and other long-term employee benefit obligations	2,979
Financial liabilities of the Automobile division	2,996
Financial liabilities of the Sales financing division and sales financing debts	33,219
Other liabilities	16,275
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**84,386**

The values shown for Nissan assets and liabilities reflect restatements for harmonisation of accounting standards and adjustments to fair value applied by Renault for acquisitions made in 1999 and 2002, mainly concerning revaluation of land and other tangible fixed assets, capitalisation of development expenses, and pension-related provisions.

Balance sheet items have been reclassified where necessary to make the data consistent across both Groups.

Nissan's restated balance sheet includes the securitised items presented off-balance sheet in Nissan's financial statements under Japanese GAAP.

Purchases of property, plant and equipment by both Alliance groups for first-half 2006, excluding leased vehicles, amount to:

€ million	
Renault	1,094
Nissan	1,710
Alliance	**2,804**

Based on the best available information, Renault estimates that the impact of full consolidation of Nissan on its shareholders' equity calculated under current accounting policies would result in :

- a maximum 5-10% decrease in shareholders' equity - Group share;
- a €15 billion increase in shareholders' equity - minority interests' share.


45

RENAULT
27-33, quai Le Gallo
92512 BOULOGNE-BILLANCOURT
France
Tel: 33 (0)1 76 84 64 85
email: investor.relations@renault.com
http://www.renault.com

INVESTOR RELATIONS DEPARTMENT


Mixed General Meeting
Thursday May 4, 2006
at 3 p.m.
at the CNIT - 2, place de la Défense - 92053 Paris la Défense
RENAULT



Contents



Resolutions

Agenda of the Mixed General Meeting on May 4, 2006

As Ordinary General Meeting

- Approval of the consolidated accounts. *(1st resolution)*
- Approval of the annual company accounts. *(2nd resolution)*
- Appropriation of the results. *(3rd resolution)*
- Regulated agreements referred to in Article L. 225-38 of the Commercial Code. *(4th resolution)*
- Renewal of the term of office of a director. *(5th resolution)*
- Renewal of the term of office of a director. *(6th resolution)*
- Renewal of the term of office of a director. *(7th resolution)*
- Renewal of the term of office of a director. *(8th resolution)*
- Appointment of a director. *(9th resolution)*
- Release of a director from liability as may have arisen in the performance of his duties. *(10th resolution)*
- Report of the Statutory Auditors on elements used for the determination of the remuneration of equity loans. *(11th resolution)*
- Authorisation granted to the Board of Directors to deal in the Company's own shares on the stock market. *(12th resolution)*

As Extraordinary General Meeting

- Authorisation for the cancellation of the company's shares acquired by the company's itself. *(13th resolution)*
- Authorisation to assign the stock option plans for subscription or purchase of shares to some employees. *(14th resolution)*
- Authorisation for the free allotment of existing or new shares to employees or to certain categories of employees of the company and its group. *(15th resolution)*
- Amendment of article 12 of the Articles of Association. *(16th resolution)*
- Amendment of article 6 of the Articles of Association and addition of article 7 to the Articles of Association. *(17th resolution)*
- Amendments of articles 19 and 30 of the Articles of Association. *(18th resolution)*

As Ordinary General Meeting

Powers for formalities. *(19th resolution)*

Presentation of the resolutions

Nineteen resolutions are being submitted to the Mixed General Meeting which will be convened on 4 May 2006.

The Board first of all proposes the adoption of twelve resolutions by the Ordinary General Meeting:

Approval of the annual accounts and appropriation of the results

The **first two resolutions** deal with the approval of the consolidated accounts and company accounts for Renault's 2005 financial year.

The presented accounts have been drawn up, in accordance with regulations in force, under IFRS (International Financial Reporting Standards) for the consolidated accounts and in accordance with French statutory and regulatory provisions for the company's annual accounts.

The **third resolution** deals with the appropriation of the company's results for the 2005 financial year and the payment of dividends.

It is proposed that the shareholders approve the distribution of a dividend of 2.40 euros, to be paid in cash on 15 May 2006.

After having virtually doubled between 2001 (0.92 euros) and 2004 (1.80 euros), with this resolution the dividend would once again, for the 2005 financial year, increase by more than 33%. Considering the number of shares in circulation, this distribution would correspond to a total amount of 683.8 million euros.
This proposal conforms to Renault's dividend policy, which aims to promote the value of Renault shares and holders' appreciation of them.

In the context of the announcement of the *Renault Commitment 2009*, the Chief Executive Officer, Mr Carlos Ghosn, stated that Renault's Board of Directors would be asked to submit to the General Meeting of shareholders, each year, a resolution giving a strong and linear increase in the dividend, aiming at 4.50 euros in 2009, i.e. a multiplication of 2.5 between the payments made in 2005 and 2009.

Regulated agreements

In the context of the day-to-day operation of a company, and especially where the company is the essential element in a group of companies, agreements may arise directly or indirectly between it and another company having the same senior executives or directors, or between the company and its senior executives or directors, or between it and a shareholder holding more than 10% of its share capital. These "regulated agreements" or "regulated conventions" must be authorised in advance by the Board of Directors.

The **fourth resolution** therefore proposes that the General Meeting approve, following the reading of the special report of the Statutory Auditors in accordance with Article L 225-38 of the Commercial Code (see page 20 for more information), the sole regulated agreement which was entered into in 2005.
The purpose of this agreement is to authorise the signature of the Restated Alliance Master Agreement and the amended Articles of Association of Renault-Nissan b.v. in order to reflect the new governance arising from the dissociation of the office of Chairman of the Board of Directors from that of Chief Executive Officer.

Insofar as Mr GHOSN and Mr SCHWEITZER are the common directors and officers of several of the entities which are party to this agreement, the signature of these documents was submitted to the Board of Directors for its prior approval at its meeting of 29 April 2005, with Mr GHOSN and Mr SCHWEITZER not taking part in the vote.

Renewal of the terms of office of four directors

The **fifth, sixth, seventh and eighth resolutions** ask you to renew the appointments of Mr Carlos GHOSN, Mr Marc LADREIT de LACHARRIERE, Mr Jean-Claude PAYE and Mr Franck RIBOUD as directors. Their terms of office will thus be renewed for a period of four years and will come to an end at the close of the General Meeting which is to vote on the accounts of the financial year ending on 31 December 2009.

Additional information about the positions held by the Directors is presented on page 14 of this document and taken up in Chapter 5 of the 2005 Reference Document which has been filed with the AMF and put on line on the renault.com website in the Finance section.

- Mr Carlos GHOSN, 52 years old, is Chief Executive Officer of Renault and President and CEO of Nissan.
- Mr Marc LADREIT de LACHARRIERE, 65 years old, is Chairman and Chief Executive Officer of the company FIMALAC and a Member of Renault's Remunerations Committee and its Appointments and Governance Committee.
- Mr Jean-Claude PAYE, 71 years old, is a Barrister (advising lawyer with the law firm Gide Loyrette Nouel) and Member of Renault's Accounts and Audit Committee and its International Strategy Committee.
- Mr Franck RIBOUD, 50 years old, is Chairman and Chief Executive - Chairman of the Executive Committee of the Danone Group, and Chairman of Renault's Remunerations Committee.

On the basis of the criteria adopted to assist the Board in assessing the independence of its members, the Board of Directors at its meeting of 28 February 2006, considered Mr Marc LADREIT de LACHARRIERE, Mr Jean-Claude PAYE and Mr Franck RIBOUD to be independent directors. The consequence is that if the renewal of these three directors is approved by the General Meeting on 4 May 2006, Renault's Board of Directors will comprise eight independent directors.

Appointment of a new director

The **ninth resolution** concerns the appointment of Mr Hiroto SAIKAWA as director.

Mr Hiroto SAIKAWA would be appointed for a period of four years, meaning until the General Meeting which is to vote on the accounts of the financial year ending on 31 December 2009.

Mr Hiroto SAIKAWA, 53 years old, EVP Purchasing, would be one of the two representatives of Nissan on Renault's Board of Directors, in the place of Mr Carlos GHOSN who sits on the Board of Renault in his personal capacity.

Release of a director from liability arising in the performance of his duties

In the **tenth resolution**, you are asked to grant full and final release of liability arising in the performance of management tasks by Mr François PINAULT whose term of office came to an end during the financial year ended 31 December 2005.

Statutory Auditors' report on redeemable shares

The **eleventh resolution** proposes that the General Meeting take formal note of the Statutory Auditors' report on elements used to determine the variable part of the remuneration of redeemable shares (see page 21 for more information).This is tied to the development of Renault's consolidated turnover in 2005 as determined by constant methods with reference to a constant structure. The coupon which will be paid to bearers of Renault redeemable shares on 24 October 2006 shall amount to 20.85 euros, with 10.29 euros representing the fixed part and 10.56 euros representing the variable part.

Authorisation for the board to purchase the company's own shares

Over 2005, your Company did not acquire any of its own shares pursuant to the authorisation granted by the General Meeting of 29 April 2005. At 31 December 2005 there were 9,539,964 shares held in portfolio, corresponding to 3.35% of the share capital.The Company's holdings of its own shares provide no entitlement to dividends or voting rights.

In the **twelfth resolution**, we propose that you authorise the Board of Directors to put a programme into place for the acquisition of the company's own shares under those conditions and for those purposes laid down by law. This authorisation is given for a maximum period of eighteen months as of this General Meeting, and will substitute itself for the authorisation given at the last General Meeting.This resolution is very similar to the one adopted last year.However, considering the market price attained by Renault's shares (the highest historical level in 2005: 82.45 euros), this resolution has been revised in order to increase the maximum purchase at 100 euros per share (compared to 85 euros last year).

The maximum number of shares which may be acquired is limited to 10% of the share capital and the maximum amount of funds that may be invested in its own shares is 2,849.4 million euros.

See page 27 for a document entitled "programme description", setting out the terms for the buyback of shares.

An overview of these operations will be presented in the special report to be presented to the General Meeting called to vote on the accounts of the 2006 financial year.

Next, six resolutions are within the powers of the Extraordinary General Meeting:

Authorisation to reduce the share capital by cancelling shares

In the **thirteenth resolution**, it is proposed that the General Meeting authorise the Board, for a period of eighteen months, to reduce the registered capital by cancelling shares acquired in the programme for purchase of the company's own shares.The terms for these acquisitions are those defined in the twelfth resolution.

Cancelling shares causes a change in the amount of the registered capital, and consequently a change in the terms of the Articles of Association, which can only be authorised by the Extraordinary General Meeting. The purpose of this resolution is therefore to delegate such powers to the Board.

Attribution of stock options and gratuitous shares

The next two resolutions are intended to allow Renault to attract and encourage the loyalty of staff, by granting them access to the share capital within a limit of 3.73% over 38 months.Your Company makes not only the attribution but also the exercise of stock options, as well as the acquisition of gratuitous shares, conditional upon meeting individual and collective performance criteria under the *Renault Commitment 2009* medium-term plan. The commitments made in the framework of this plan are described on page 6 of the 2005 Annual Report.

These resolutions follow on from the resolution of the General Meeting of 29 April 2003, about to expire, which authorised a total amount of share purchase or subscription options representing a maximum of 2% of the registered capital over 38 months. The exercise of these share purchase options was not at that time governed by performance criteria.

The **fourteenth and fifteenth resolutions** propose to dividing this possibility into two methods of attribution:

- options for the subscription to or purchase of actions, in a number representing a maximum of 3.2% of the shares making up the registered capital of the Company on the date of this General Meeting.
- gratuitous shares, in a number representing a maximum of 0.53% of the shares making up the registered capital of the Company on the date of this General Meeting.

The gratuitous allotment of shares, as provided for in the **fifteenth resolution**, shall only become definitive at the end of a four-year acquisition period as of the decision by the Board of Directors to allot the shares, as defined in Article L225-197-1 of the Commercial Code, subject to compliance with the conditions for the allotment of shares. It should be noted that once the shares have been definitively alloted, the persons to whom they are allotted will only be able to sell them after conserving the shares for a period of two years.

The gratuitously allotted shares may either be existing shares, or new shares issued by way of a capital increase.

It should be noted that, in accordance with the law, the **fourteenth resolution** confirms the authorisation granted by the General Meeting on 29 April 2005 (eighteenth resolution) for capital increases by the issue of shares reserved to employees, which has not been used to date. This authorisation will remain in force under those conditions laid down in aforementioned resolution.

Amendments of the articles of association

The **sixteenth resolution** proposes causing the Articles of Association to evolve in order to allow meetings of the Board of Directors to be held using means of telecommunication which guarantee the effective participation of the directors.

The **seventeenth and eighteenth resolutions** are intended to amend the Articles of Association in order to provide your Company with tools affording it a better reactivity faced with market practices and broadening the delegations of powers that the General Meeting can give, in terms of both their aims and their beneficiaries.

Indeed, your Company intends to make use of the possibility provided by the *Ordonnance* of 24 June 2004, to adapt certain specific terms governing capital increases to market practices.

The **seventeenth resolution** proposes including, in Article 6 of the Articles of Association concerning capital increases, the possibility of making delegations of decision-making powers which correspond better to current market practice. The Articles of Association currently only refer to delegations of implementing powers.

The **eighteenth resolution** proposes deleting Article 19 from the Articles of Association as currently drafted, so that the Chief Executive Officer will henceforth be responsible for issues of bonds on a delegation of decision-making powers from the Board of Directors which, by virtue of the law, has authority in principle in this area.

The Board finally proposes the adoption of a resolution by the Ordinary General Meeting:

Formalities

The **nineteenth resolution** allows the required publication formalities to be undertaken after the General Meeting.

As Ordinary General Meeting:

First resolution

Approval of the consolidated accounts

The General Meeting, having examined the management report from the Board of Directors and the report of the Statutory Auditors on the accounts of the financial year ended on 31 December 2005, hereby approves the consolidated accounts as they have been presented to it, drawn up pursuant to Articles L 233-16 et seq. of the Commercial Code, showing net profits of 3,453,222,000 euros.

Second resolution

Approval of the annual company accounts

The General Meeting, having examined the management report from the Board of Directors and the report of the Statutory Auditors on the accounts of the financial year ended 31 December 2005, hereby approves, as they have been presented, the accounts for this financial year showing profits of 581,254,313.75 euros. It also approves the operations evidenced by these accounts or summarised in these reports.

As a consequence, the General Meeting releases the Directors from any liability to which they may have been subject in the performance of their duties for the ended financial year.

Third resolution

Appropriation of the results

The General Meeting hereby decides to appropriate the results of the financial year as follows:

Profits from the financial year	581,254,313.75
Allocation to the statutory reserves	–
Remainder	581,254,313.75
Previous carry forward	6,123,488,222.94
Distributable profits for the financial year	6,704,742,536.69
Dividends	683,849,083.20
New carry forward	6,020,893,453.49

A net dividend of 2, 40 euros will therefore be distributed to each of the shares in the Company entitled to dividends, provided entitlement where the beneficiaries are natural persons domiciliated in France:

- On one hand, to 40% tax reduction, (in accordance with Article 158-3-2° of the *Code général des impôts* [General Tax Code] in its new drafting);
- On the other hand, to a fixed tax reduction from an amount of 1,525 euros, for single, divorced, widower and married persons which are separately tax liable and 3,050 euros for individuals jointly tax liable, married or linked by a "*pacs*". (In accordance with the new provisions of article 158-3-5° of the *Code général des impôts* [General Tax Code]).

The dividend shall be payable the 15th May of 2006.

In the event that on this date the Company should hold some of its own shares, the amount corresponding to the dividend not paid out shall be appropriated to the carry forward account.

In addition, the General Meeting acknowledges that, over the last three financial years, the following dividends have been paid out.

(in €)

Financial Year	Dividend per share	Tax credit per share	Global income per share
2002	1.15	either 0.58 or 0.17	either 1.73 or 1.32
2003	1.40	either 0.70 or 0.21	either 2.10 or 1.61
2004	1.80	no tax credit	

Fourth resolution

Regulated agreements referred to in Article L. 225-38 of the Commercial Code

The General Meeting, after having heard the reading of the report of the Statutory Auditors on agreements referred to in Article L 225-38 of the Commercial Code, and deciding on the basis of this report, hereby approves each of these agreements referred to therein.

Fifth resolution

Renewal of the term of office of a director

The General Meeting hereby renews the term of office of Mr. Carlos GHOSN as Director, for a term of four years, i.e. until the General Meeting deciding on the accounts of the financial year ending 31 December 2009.

Sixth resolution

Renewal of the term of office of a director

The General Meeting hereby renews the term of office of Mr. Marc LADREIT de LACHARRIERE as Director, for a term of four years, i.e. until the General Meeting deciding on the accounts of the financial year ending 31 December 2009.

Seventh resolution

Renewal of the term of office of a director

The General Meeting hereby renews the term of office of Mr Jean Claude PAYE as Director, for a term of four years, i.e. until the General Meeting deciding on the accounts of the financial year ending 31 December 2009.

Eighth resolution

Renewal of the term of office of a director

The General Meeting hereby renews the term of office of Mr Franck RIBOUD as Director, for a term of four years, i.e. until the General Meeting deciding on the accounts of the financial year ending 31 December 2009.

Ninth resolution

Appointment of a director

The General Meeting hereby appoints Mr. Hiroto SAIKAWA as Director, for a term of four years, i.e. until the General Meeting deciding on the accounts of the financial year ending 31 December 2009.

Tenth resolution

Release of a director from liability as may have arisen in the performance of his duties

The General Meeting hereby grants full and final release of Mr François PINAULT, whose term of office has ended during the financial year ending 31 December 2005.

Eleventh resolution

Report of the Statutory Auditors on elements used for the determination of the remuneration of redeemable shares

The General Meeting takes note of the report of the Statutory Auditors on elements used for the determination of the remuneration of redeemable shares.

Twelfth resolution

Authorisation granted to the Board of Directors to deal in the Company's own shares on the stock market

The General Meeting,having examined the report from the Board of Directors, authorises the Board of Directors, pursuant to the provisions of Article L. 225-209 of the Commercial Code, to deal in the Company's own shares under the conditions and within the limits set forth in law and regulations. The purpose of this authorisation is to allow the Company to make use of the possibilities accorded by the provisions of the law for dealing in its own shares, in particular in order to:

- use all or part of the shares acquired in order to transfer them to the employees and directors of the Company and of its group, under those terms and conditions laid by law; (including particularly the free allotment of shares).
- deliver its shares for the exercise of rights attached to securities which provide entitlement, either by conversion, exercise, redemption or exchange, to the attribution of shares in the Company, in the framework of stock market regulations;
- animate and maintain the secondary market or the liquidity of Renault's shares through an Investment Services Provider via a liquidity agreement in accordance with the good trade practices charted recognised by the *Autorité des marchés financiers* [French financial markets authority];
- use all or part of the shares acquired for conservation and later delivery as exchange or as payment in the context of external growth operations;

- cancel them, subject to the adoption of the thirteenth resolution by the Mixed General Meeting;
- use any practice that could be authorised by the "*Autorité des Marchés Financiers*" (the French financial markets authority), and in general exercise any allowed transaction.

These purchases of shares may be undertaken by all means, including in over-the-counter sales and by block of shares, and through the use of financial derivatives, and at such times as the Board of Directors may think fit, and the shares so acquired may be sold or transferred by any means, in compliance with regulations in force.

The General Meeting fixes the maximum purchase price at 100 euros per share, on the one hand, and the maximum number of shares that may be acquired at 10% of the registered capital, on the other hand, considering that this limit is applicable to the amount of the registered capital which, if necessary, will be revised, in order to consider the transactions affecting the capital which could take place after this General Meeting. The total amount that the company may dedicate for the acquisition of its own shares may not exceed 2,849,371,180 euros.

The number of shares acquired by the Company in view of its conservation or exchange in the frame of an operation of merger, scission or of contribution must not exceed 5% of it capital.

In the event of a capital increase by incorporation of reserves, by a free allotment of shares, an increase of share nominal value or in the event of either a division or consolidation of shares or any other transaction related to shareholders equity, the prices indicated hereinabove shall be adjusted by a multiplying ratio equal to the ratio between the number of shares making up the registered capital prior to the operation and this number after the operation.

The General Meeting notes that the shareholders shall be informed, at the next Annual General Meeting, of the precise allotment of acquired shares to the various pursued aims for all acquisitions of the company's own shares.

The General Meeting decides that this authorisation may also be used during a period of public purchase and/or exchange offer, as well as for a share price guarantee procedure, in compliance with regulations in force.

This authorisation is granted for a duration which shall end on the next Annual General Meeting for the approval of the accounts, without however exceeding a maximum duration of eighteen months. All powers are hereby granted to the Board of Directors, with the possibility of sub-delegation, in order to make all stock market orders, conclude any and all agreements, draw up all documents including notably for information purposes, proceed with all formalities and declarations with respect to all bodies and, in general, do all that is necessary.

As Extraordinary General Meeting:

Thirteenth resolution

Authorisation for the cancellation of the company's shares acquired by the company's itself

The General Meeting, after having examined the report from the Board of Directors and the special report of the Statutory Auditors, authorises the Board of Directors, pursuant to Article L 225-209 of the Commercial Code, with the possibility to sub-delegate such authorisation:

- to cancel, on one or more occasions, any shares acquired through the implementation of the authorisation granted in the twelfth resolution submitted to this General Meeting, or any resolution which may be substituted for the same, up to a limit, within any period of twenty-four months, of 10% of the total number of shares making up the registered capital at the time of such operation, and, correlatively, to reduce the registered capital by applying the amount of the difference between the redemption value of the shares and their par value against any issue premium item or reserve item in the accounts;
- to amend the Articles of Association as a consequence and fulfil all necessary formalities.

This authorisation has been granted for a period, which shall end at the next Annual General Meeting called to approve the accounts, without however exceeding a maximum duration of eighteen months.

Fourteenth resolution

Authorisation to assign the stock option plans for subscription or purchase of shares to some employees

The General Meeting, after having examined the report from the Board of Directors and the special report from the Statutory Auditors, hereby authorises the Board of Directors, pursuant to Article L 225-177 of the Commercial Code, to grant, on one or more occasions, in favour of certain employees in the Company and its Group which are bound to it under those conditions referred to in Article L 225-180 of the Commercial Code, stock options providing entitlement to the subscription of new shares in the Company issued by way of a capital increase, or the purchase of shares in the Company as acquired by the company itself under statutory and regulatory conditions.

The General Meeting, in addition, hereby authorises the Board of Directors, pursuant to Article L 225-185 of the Commercial Code, to grant said options to the Chief Executive Officer, and to the Deputy Chief Executives.

The Board of Directors shall have a period not exceeding thirty-eight months as of the date of this General Meeting, in order to use this authorisation on one or more occasions.

The total number of stock options which may be granted in this way may not provide entitlement to the acquisition of a number of shares which is greater than 3,2% of the amount of the shares making up the registered capital on the date hereof.

Moreover, the General Meeting hereby takes note that, pursuant to Article L 225-178 of the Commercial Code, this authorisation includes, for the beneficiaries of options for subscription, the express waiver by the shareholders of their preferential subscription right for shares issued progressively with the exercise of options.

As of the date of attribution of stock options by the Board of Directors, the beneficiaries of these options shall have a minimum period of four years and a maximum of eight years to exercise this option. After this period is expired, the stock option shall lapse definitively.

The following may not benefit from stock options: company officers and members of staff of the Company and of Groups which are connected under those conditions referred to in Article L 225-180 of the Commercial Code, who hold more than 10% of the registered capital of the Company.

The price to be paid on exercise of a subscription option by the beneficiaries shall be determined on the date on which the stock options are granted by the Board of Directors. The share subscription price shall be equal to the average of weighted average market price over the twenty stock market sessions preceding date on which the option is granted, and not less than 80% of the average (market price) of the last twenty stock market sessions preceding date on which the option is granted.

No option may be granted less than twenty stock market sessions after the detachment of a coupon providing entitlement to dividends or capital increase.

The price to be paid on exercise of a purchase option by the beneficiaries shall be determined on the day on which options are granted by the Board of Directors. The share purchase price shall be equal to the average of weighted average market price over the twenty stock market sessions preceding date on which the option is granted, and not less than 80% of the average purchase price of shares previously acquired by the company itself pursuant to Articles L 225-208 and L 225-209 of the Commercial Code. No option may be granted less than twenty stock market sessions after the detachment of a coupon providing entitlement to dividends or capital increase.

No option may be granted:

- within a period of ten stock market sessions preceding and following the date on which the consolidated accounts, or in their absence the company accounts, were made public.
- during the period between the date on which the corporate decision-making bodies became aware of information which, if it were made public, could have a significant effect on the market price of the Companies shares, and the date which follows ten stock market sessions after the date on which said information was made public.

The General Meeting expressly submit the attribution and /or the exercise of options for subscription or purchase of shares to the achievement of individual and common performance criteria in execution of the mid-term plan of the Company.

In the event of departure from the Company, and in the absence of a decision to the contrary, the employee will lose the benefit of options of purchase or subscription attributed to him or her, which have not been exercised.

The Board of Directors is hereby granted all powers within the above limits in order to determine all of the terms and conditions of the operation, including in particular:

- to fix the date of opening and exercising of options;
- to adopt the list of beneficiaries;
- to appreciate the achievement of the performance criteria fixed by the General Meeting, under which the options will be granted, and to add, whether necessary, all conditions or criteria, which it might consider suitable, to fix the amount of shares concerned by them;
- to decide on the conditions under which the price or number of shares may be adjusted in order to take account of financial operations undertaken by the Company and, where necessary, the conditions under which the exercise of options may be suspended;
- to draw up the regulations for the stock option plan or the notice which shall fix the purchase price and terms under which the beneficiaries of these options may exercise their rights;
- to proceed with all acts and formalities in order to make the corresponding capital increase(s) arising under the authorisation provided in this resolution definitive, and to make the correlative amendments to the Articles of Association.

- on its simple decision, if it thinks fit, to apply the expenses of the capital increases against the amount of issue premiums pertaining to these capital increases and to deduct the necessary sums from this amount in order to increase the statutory reserve to one tenth of the new registered capital after each capital increase;
- and, generally, to do all that is necessary.

The Board of Directors shall inform the Annual General Meeting each year as to operations undertaken under this resolution.

Whether is necessary and in order to satisfy the provisions of article L 225-129-6 of the Commercial Code, the General Meeting herein confirm that the delegation given to the Board of Directors to increase the registered capital by the issue of shares reserved to employees, in accordance to article L 443-5 of the Employees Code by the eighteenth resolution adopted by the General Meeting of April the 29 of 2005 which have not been exercised, keep in force in accordance to the conditions provided in the said eighteenth resolution.

Fifteenth resolution

Authorisation for the free allotment of existing or new shares to employees or to certain categories of employees of the company and its group.

The General Meeting, after having examined the report from the Board of Directors and the special report from the Statutory Auditors, hereby delegates the necessary powers to the Board of Directors pursuant to article L 225-197-1 of the Commercial Code, in order to proceed in favour of the employees of the Company and its Group, or to certain categories of them, to the free allotment of existing shares, under the conditions provided in article L 225-197-2 of the Commercial Code.

The General Meeting also authorise the Board of Directors in accordance to article 225-197-1 II to consent the said shares to the Deputy Chief Executives under the same conditions applicable to the other employees.

The Board of Directors shall have a period not exceeding thirty-eight months as of the date of this General Meeting, in order to use this authorisation on one or more occasions.

The total number of shares, which may be freely granted, shall not be greater than 0,53% of the amount of the shares making up the registered capital on the date hereof.

The General Meeting expressly submit the definitive allotment of free shares to the achievement of individual and common performance criteria in execution of mid-term plan of the Company.

The allotment of shares to its beneficiaries will become definitive after a minimum period of acquisition of four years.

Rights arising from the free allotment of shares will not be transferable until the end of the acquisition period.

As of the date of allotment of shares by the Board of Directors, the beneficiaries of these shares will have the obligation to hold the shares for a period of two years.

The following may not benefit from the free allotment of shares: company officers and members of staff of the Company and its Group, which are connected under those conditions, referred to in Article L 225-197-2 of the Commercial Code, who individually holds more than 10% of the registered capital of the Company. This free allotment of shares shall not result in individual employees and executives holding more than 10% of the share capital

Moreover, the General Meeting hereby takes note that, this authorisation includes, for the beneficiaries of the free allotment of shares, the express waiver by the shareholders of their preferential subscription right for shares issued progressively with the exercise of options.

In the event of departure from the company, and in the absence of a decision to the contrary, the employee will lose the benefit of the shares attributed to him or her and that he or her have not transferred.

The Board of Directors is hereby granted all powers within the above limits in order to determine all of the terms and conditions of the operation, including in particular:

- to proceed to the free allotment of shares.
- to adopt the list of beneficiaries, the number of ordinary shares to be allotted to each one, the way of allotment of ordinary shares, and in particular the allotment period and the holding period of ordinary shares.
- to appreciate the achievement of the performance criteria fixed by the General Meeting, under which the shares will be allotted, and to add, whether necessary, all conditions or criteria, which it might consider suitable, to fix the amount of shares concerned by them;
- to proceed, pursuant to the terms that it will determinate, during the period of assignation of the allocated shares, to do any adjustment in order to take into account the impact that this transactions may have over the registered capital, and particularly to decide the conditions under which the number of ordinary shares will be adjusted.

- to proceed with all acts and formalities in order to make the corresponding capital increases(s) arising under the authorisation provided in this resolution definitive and to make the correlative amendments to the articles of Association;
- on its simple decision, if it thinks fit, to apply the expenses of the capital increases against the amount of issue premiums pertaining to these capital increases and to deduct the necessary sums from this amount in order to increase the statutory reserve to one tenth of the new registered capital after each capital increase;
- and, generally, to do all that is necessary.

The Board of Directors shall inform the Annual General Meeting each year as to operations undertaken under this resolution.

Sixteenth resolution

Amendment of article 12 of the Articles of Association

The Extraordinary General Meeting, after having examined the report from the Board of Directors decides, pursuant to Act n° 2005- 842 of July the 26th of year 2005, to include in article 12 of the Article of Association related to meetings and deliberations of the Board of Directors, the authorisation to hold Board of Directors meetings via telecommunication means ensuring the effective attendance of the directors.

Seventeenth resolution

Amendment of article 6 of the Articles of Association and addition of article 7 to the Articles of Association

The Extraordinary General Meeting, after having examined the report from the Board of Directors, hereby decides:

- to delete the last paragraph of article 6 of the Articles of Association.
- to add an article 7 to the Articles of Association in order to precise the practices related to the capital increase in accordance to the provisions of the *Ordonnance* n° 2004-604 of June the 24th of year 2004 and to make the correlative amendments to the Articles of Association.

Eighteenth resolution

Amendments of articles 19 and 30 of the Articles of Association

The Extraordinary General Meeting, after having examined the report from the Board of Directors decides to:

- delete article 19 of the Articles of Association pursuant to the provisions of the Ordonnance n° 2004-604 of June the 24th of year 2004 and to amend where necessary the subsequent articles.
- delete correlatively the last paragraph of article 30 of the Article of Association.

As Ordinary General Meeting:

Nineteenth resolution

Powers for formalities

The General Meeting confers all powers on the bearer of a copy or an extract of the minutes of this Meeting in order to proceed with all necessary filing and publication formalities as provided for by law.

Corporate Governance and Board of Directors

Board of Directors of Renault

□ **Louis SCHWEITZER**
Chairman of the Board of Directors

□ **Carlos GHOSN**
Chief Executive Officer

□ **Yves AUDVARD**
Director elected by the employees

□ **Michel BARBIER**
Director elected by the employees

□ **Alain CHAMPIGNEUX**
Director elected by the employees

□ **François de COMBRET***
Senior Advisor for UBS

□ **Charles de CROISSET***
Vice-Chairman of Goldman Sachs Europe

□ **Jean-Louis GIRODOLLE**
Inspector of Public Finances
Sub-Director of the Treasury and Economic Policy Department
Ministry of the Economy, Finance and Industry

□ **Itaru KOEDA**
Co-Chairman of the Board of Directors and
Executive Vice-President of Nissan Motor Co. Ltd

□ **Marc LADREIT de LACHARRIERE***
Chairman and Chief Executive Officer of FIMALAC

□ **Dominique de La GARANDERIE***
Barrister
Law firm La Garanderie & Associés

□ **Bernard LARROUTUROU**

□ **Henri MARTRE***
Honorary Chairman of Aérospatiale

□ **Jean-Claude PAYE***
Barrister

□ **Franck RIBOUD***
Chairman and Chief Executive Officer
Chairman of the Executive Committee of the Danone group

□ **Georges STCHERBATCHEFF**
Director elected by the employee shareholders

□ **Robert STUDER***
Former Chairman of Union des Banques Suisses

** Independent Directors*

Directors whose renewal is submitted to the General Meeting



Carlos GHOSN

Chief Executive Officer
Date of birth: 9 March 1954.

Number of shares held: 1,700.

Term of office start / end dates: November 2002/AGM 2006;
Date of first appointment: April 2002.

Chairman and Chief Executive Officer: Nissan Motor Co., Ltd.
Abroad:
Chairman of the Directorate (Management Board): Renault Nissan b.v.
Director: Alcoa, Nissan Motor Co., Ltd.
Career:
1990: Chairman and Chief Executive of Michelin North America.
1996: Executive Vice President, Renault.
1999: Chief Executive Officer of Nissan.
2000: Chairman of Nissan.
2001: Chairman and Chief Executive Officer of Nissan.
2005: Chief Executive Officer of Renault.



Marc LADREIT de LACHARRIERE

Chairman and Chief Executive Officer of Fimalac
Date of birth: 6 November 1940.

Number of shares held: 1,020.

Term of office start / end dates: October 2002/AGM 2006.
Date of first appointment: October 2002.

Member of the Remunerations Committee of Renault.
Member of the Appointements and Governance Committee of Renault.
France:
Honorary President: Comité national des conseillers du commerce extérieur de la France.
Director: Casino, Cassina, L'Oréal.
General partner: Groupe Marc de Lacharrière.
Manager: Fimalac Participations.
Member of the Consultative Committee: Banque de France.
Member of the Board of public-interest institutions or associations: Conseil Artistique des Musées Nationaux, Fondation Bettencourt Schueller, Fondation Nationale des Sciences Politiques, Musée du Louvre, Société des Amis du Musée du quai Branly.
Member: Académie des Beaux-Arts.
Member: Institut de France.
Abroad:
Chairman of the Board: Fitch Ratings, Fimalac Inc.
Member of the Board: American Friends of the Louvre.
Chairman: Fitch Group.
Career:
Started with *Banque de Suez* et de *l'Union des Mines* which was to become Banque Indosuez. He left this establishment in 1976 when he was Business Department Director, in order to join l'Oréal as Financial Director, and progressively became Deputy Chairman and Chief Executive. In 1991, he left l'Oréal in order to create his own enterprise, Fimalac, a diversified group for services to enterprises, listed on the Paris stock market.



Jean-Claude PAYE

Barrister
Counsel of the law firm Gide Loyrette Nouel
Date of birth: 26 August 1934.

Number of shares held: 20.

Term of office start / end dates: April 2002/AGM 2006.
Date of first appointment: July 1996.

Member of the Accounts and Audit Committee of Renault.
Member of the International Strategy Committee of Renault.
Career:
1984-1996: Secretary General of the Organisation for Economic Cooperation and Development (OECD).
1996-2000: External mission member of the Conseil d'État.
2001: Barrister, Counsel of the law firm Gide Loyrette Nouel.



Franck RIBOUD

Chairman and Chief Executive Officer
Chairman of the Executive Committee of the Danone group
Date of birth: 7 November 1955.

Number of shares held: 331.

Term of office start / end dates: December 2000/AGM 2006.
Date of first appointment: December 2000.

Chairman of the Remunerations Committee of Renault.
France:
Chairman of the Board: Compagnie Gervais Danone, Générale Biscuit.
Director: Association nationale des Industries Agroalimentaires, Danone SA, L'Oréal, SOFINA.
Member of the Supervisory Board: Accor.
Member representing Danone Group: Conseil National du Développement Durable.
Abroad:
Chairman and Director: Danone Asia Pte Limited.
Director: Bagley Latinoamerica sa, International advisory Board HEC, Wadia BSN India Limited, Ona, Quiksilver.
Career:
With the ESN Group, since become Danone, since 1994.
1990 - 1992: Chief Executive of Société des eaux minérales d'Evian.
1992 - 1994: Director of the Development Department of the ESN group.
1996: Chairman and Chief Executive of Danone group.

Director whose appointment is submitted to the General Meeting



Hiroto SAIKAWA

Executive Vice president Purchasing, Nissan Motor Co., Ltd.

Date of birth: November 14, 1953.

Education: Graduated from the Faculty of Economics, Tokyo University.

Career Profile:

1977: Joined Nissan Motor Co., Ltd.

1999: Nissan Europe N.V.

2000: General Manager of Purchasing Strategy Dept. - Nissan Motor Co., Ltd.

2001: *Renault Nissan Purchasing Organization*
Executive General Manager.

2003: Senior Vice-President in charge of Purchasing Administration.
Dept., Materials and Machinery Purchasing Dept., Purchasing.
Engineering Support Dept., Parts Purchasing Dept.
Support/Services Purchasing Dept.

2004: Senior Vice-President in charge of Purchasing Administration
Dept., Purchasing Engineering Support Dept.
Service Support Purchasing Dept.

2005: Executive Vice-President supervising Purchasing.
Chairman, Management Committee, Europe.

Auditors

Statutory Auditors

■ DELOITTTE & ASSOCIATES
Represented by Mrs Pascale Chastaing-Doblin and M. Amadou Raimi
185, avenue Charles de Gaulle
92200 Neuilly sur Seine

■ ERNST & YOUNG Audit
Represented by MM. Jean-François Bélogey and Daniel Mary-Dauphin
11, Allée de l'Arche
92400 Courbevoie

Alternate auditors

■ BEAS
Alternate for DELOITTE & ASSOCIATES
7-9 Villa Houssay
92200 Neuilly sur Seine

■ Gabriel GALET
Alternate for ERNST & YOUNG Audit
11, Allée de l'Arche
92400 Courbevoie

Statutory auditor's report on the consolidated financial statements

Year-ended December 31, 2005

This is a free translation into English of the Statutory Auditors' report issued in French and is provided solely for the convenience of English speaking readers. The Statutory Auditors' report includes information specifically required by French law in such reports, whether qualified or not. This information is presented below the opinion on the consolidated financial statements and includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders

In accordance with our appointment as Statutory Auditors by your Annual General Meeting, we have audited the accompanying consolidated financial statements of Renault for the year ended December 31, 2005.

The consolidated financial statements have been prepared by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit. These financial statements have been prepared for the first time in accordance with IFRSs as adopted by the EU. They include comparative information restated in accordance with the same standards in respect of financial year 2004.

Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and of the financial position of the group as at December 31, 2005 and of the results of its operations for the year then ended in accordance with IFRSs as adopted by the EU.

Justification of our assessments

In accordance with the requirements of article L.823-9 of the French Commercial Law (Code de commerce) relating to the justification of our assessments, we bring to your attention the following matters.

As indicated in note 14-A to the consolidated financial statements, the group accounts for its investments in Nissan under the equity method; our audit of the consolidation scope included a review of the de facto and de jure observed with regard to the Alliance and used as the underlying basis for the accounting method adopted by the Renault group.

For the purpose of preparing the consolidated financial statements, Renault group management makes certain estimates and assumptions concerning primarily the impairment of tangible and intangible fixed assets, sales financing receivables, deferred taxes and provisions - in particular the warranty provisions. As regards to assets, the Renault group used planning tools and multi-annual financial plans, the various components of which (cash flows and forecasted taxable income, in particular) are used to ascertain the recoverable value of tangible and intangible fixed assets. In order to estimate

provisions, Renault used internal or external expert reports, particularly in respect of warranties, which are based on statistics concerning technical incidents. For all such estimates, we reviewed the available documentation and we assessed the reasonable nature of the assessments made.

These assessments were made in the context of our audit of the consolidated financial statements taken as a whole, and therefore contributed to the opinion we formed, which is expressed in the first part of this report.

Specific verification

In accordance with professional standards applicable in France, we have also verified the information given in the group's management report. We have no matters to report as to its fair presentation and its consistency with the consolidated financial statements.

Neuilly-sur-Seine and Paris-La Défense, March 7, 2006

The Statutory Auditors
French original signed by

DELOITTE & ASSOCIES

P. Chastaing-Doblin

A. Raimi

ERNST & YOUNG Audit

J.F. Bélorgey

D. Mary-Dauphin

Statutory auditor's report on the financial statements of the parent company only

Year-ended December 31, 2005

This is a free translation into English of the Statutory Auditors' report issued in French and is provided solely for the convenience of English speaking readers. The Statutory Auditors' report includes information specifically required by French law in such reports, whether qualified or not. This information is presented below the opinion on the financial statements and includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders

In accordance with our appointment as Statutory Auditors by your annual general meeting, we hereby report to you, for the year ended December 31, 2005:

- the audit of the accompanying financial statements of Renault, parent company only,
- the justification for our assessments,
- the specific verification and disclosures required by law.

These financial statements have been prepared by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

Opinion on the financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the assets and liabilities and of the financial position of the Company as at December 31, 2005 and of the results of its operations for the year then ended in accordance with French accounting regulations.

Justification of our assessments

In accordance with the requirements of article L.823-9 of the French Commercial Law (Code de commerce) relating to the justification of our assessments, we bring to your attention the following matters:

As indicated in note 1.B.a to the financial statements and pursuant to the Conseil national de la comptabilité (French National of Accounting Council) opinion n°34, Renault has elected to account for its investments in controlled subsidiaries using the equity method. Investments eligible under this option are those of Renault s.a.s., Dacia and Sofasa. The accounting of these investments using the equity method has a positive impact on the Renault Shareholder's equity of €3,925 million as of December 31, 2005.

The equity value of these investments is calculated in accordance with the accounting policies and methods used to prepare the group's consolidated financial statements. Our assessment of this equity value was based on the conclusions of the procedures performed as part of the audit of the group's 2005 consolidated financial statements.

These assessments were made in the context of our audit of the financial statements taken as a whole, and therefore contributed to the opinion we formed, which is expressed in the first part of this report.

Specific verification and disclosures

We have also performed the other procedures required by law in accordance with professional standards applicable in France.

We have no matters to report regarding the fair presentation and consistency with the financial statements of the information given in the Board of Director's report in the documents addressed to the shareholders with respect to the financial position and the financial statements.

Pursuant to the French law, we have verified that the Board of Director's report contains the appropriate disclosures as to the acquisition of participating and controlling interest and as to the identity of shareholders (percentage of interest and voting rights).

Neuilly-sur-Seine and Paris-La Défense, March 7, 2006
The Statutory Auditors
French original signed by

DELOITTE & ASSOCIES		ERNST & YOUNG Audit	
P. Chastaing-Doblin	A. Raimi	J.F. Bélorgey	D. Mary-Dauphin

Special report of the Statutory Auditors on related party transactions as defined by French law

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English-speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In our capacity as Statutory Auditors of Renault, we are required to report on certain contractual agreements with certain related parties.

Pursuant to Article L. 225-40 of French Company Law (Code de commerce), we have been advised of certain contractual agreements which were authorized by your Board of Directors.

We are not required to ascertain whether any other contractual agreements exist but to inform you, on the basis of the information provided to us, of the terms and conditions of agreements indicated to us. It is not our role to comment as to whether they are beneficial or appropriate. It is your responsibility, under the terms of Article 92 of the March 23, 1967 Decree to assess the benefits resulting form these agreements prior to their approval.

We conducted our work in accordance with professional standards applicable in France. Those standards require that we perform the necessary procedures to verify that the information provided to us is consistent with the documentation from which it has been extracted.

Authorization to sign various agreements relating to the Alliance

Board members concerned: Messrs L. Schweitzer and C. Ghosn

On April 29, 2005, your Board of Directors gave the authorization to the Chief Executive Officer to sign of the Restated Alliance Master Agreement, the Renault-Nissan b.v. statutes and the statutes of the Fondation Stichting Preference Shares Renault-Nissan modified in order to take into account the new corporate governance following the function separation of Chairman of the Board ("Président du Conseil d'Administration") and Chief Executive Officer ("Directeur Général").

In accordance with the March 23, 1967 Decree, we have been advised that the following agreements, approved in prior years, remained effective in the year ended December 31, 2005.

Loan agreement between Renault and Cogera

A loan agreement has been signed between your company and Cogera, a subsidiary of RCI Banque (controlled by Renault), for the purpose of granting Cogera a loan for an amount of €450,000,000, to be used by to refinance its banking activities and enable RCI Banque to reduce its "Major Risks" ratio as defined in Article 1.1 of regulation n°. 93-05 of the French Banking and Financial Regulations Committee (Comité de la réglementation bancaire et financière), calculated on a consolidated basis. In 2005, the interest amount relating to this agreement is €342,000.

Agreements with Renault s.a.s.

a - Contracting-out agreements

Contracting-out agreements were entered into between your company and Renault s.a.s. within the scope of a transaction to refinance loans granted under the 1% construction scheme (French social construction tax), in particular, for the purpose of strengthening the liquidity of these non-interest bearing loans and to freeze the cost of their refinancing up to the maturity date in 2020 at current, exceptionally low interest rates.

b - Services contract

Services contract was signed between your company and Renault s.a.s. Pursuant to this contract Renault s.a.s. performs legal, accounting, tax, customs and financial services allowing Renault to fulfill its legal obligations. In 2005, Renault s.a.s. has invoiced €3,268,000 according to theses services.

Neuilly-sur-Seine and Paris-La Défense, March 7, 2006

The Statutory Auditors
French original signed by

DELOITTE & ASSOCIES

P. Chastaing-Doblin   A. Raimi

ERNST & YOUNG Audit

J.F. Bélorgey   D. Mary-Dauphin

Report of the Statutory Auditors regarding the data used to calculate the remuneration of the redeemable shares

This is a free translation into English of the Statutory Auditors' report issued in the French language and is provided solely for the convenience of English-speaking readers.

This report should be read in conjunction with, and is construed in accordance with French law and professional auditing standards applicable in France.

To the Redeemable Shares Holders,

In our capacity as Statutory Auditors of Renault, and in accordance with the requirements of Article L. 228-37 of French Company Law (Code de commerce), we hereby report to you regarding the data used to calculate the remuneration of the redeemable shares.

On March 7, 2006, we issued our Statutory Auditors' reports on the annual financial statements and on the consolidated financial statements for the year ended December 31, 2005.

The data used to calculate the remuneration of the redeemable shares have been determined by Renault management. Our responsibility is to consider whether the method is in conformity with the issuance agreement and whether the data used are consistent with the audited consolidated financial statements from which they are derived.

The data used which have been communicated to us are as follows:

The remuneration of the redeemable shares includes a variable portion which is calculated as follows:

$$\text{Variable portion of the previous "coupon"} \times \frac{\text{Consolidated revenues for the current financial year}}{\text{Recalculated consolidated revenues for the previous financial year applying Group structure and accounting methods for the current financial year}}$$

The ratio of revenues is rounded off to three decimal places.

Regarding the interest payment "coupons" which will be made on October 24, 2006, the data used to calculate this amount as communicated to us are as follows:

- Variable portion of previous interest payment "coupon" (in €): 10.36
- 2005 consolidated revenues (in millions of €): 41,338
- Recalculated 2004 consolidated revenues applying 2005 Group structure and accounting methods (in millions of €): 40,565
- Variable portion of the interest payable as at October 24, 2006 (in €): 10.56

We conducted our work in accordance with professional standards applicable in France. Those standards require that we consider whether the method is in conformity with the issuance agreement and whether the data used are consistent with the audited consolidated financial statements from which they are derived.

We have no matters to report with respect to the conformity and consistency of the data used to calculate the remuneration of the redeemable shares.

Neuilly-sur-Seine and Paris-La Défense, March 7, 2006

The Statutory Auditors
French original signed by

DELOITTE & ASSOCIES

P. Chastaing-Doblin

A. Raimi

ERNST & YOUNG Audit

J.F. Bélorgey

D. Mary-Dauphin

Statutory Auditors' special report on various share capital transactions

Combined Shareholders' Meeting of May 4, 2006

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

Dear Shareholders,

In our capacity as statutory auditors of your Company, we hereby present you with our reports on the various transactions submitted for your approval.

Report on the authorization to cancel shares purchased (13th resolution)

Pursuant to Article L. 225-209 of the French Commercial Code (*Code de commerce*) in the event of a decrease in share capital via the cancellation of shares purchased, we have prepared this report to inform you of our assessment of thereasons for and the terms and conditions of the proposed share capital decrease.

We conducted our review in accordance with professional standards applicable in France. Those standards require that we plan and perform the review in order to examine the reasons for and the terms and conditions of the proposed share capital decrease.

This transaction involves the purchase by the Company of its own shares, up to a maximum of 10% of the share capital, pursuant to the terms and conditions set forth in Article L. 225-209 of the French Commercial Code. This purchase authorization is submitted to the shareholders for approval (12th resolution) and will be granted for a period extending to the end of the next Annual General Meeting held to adopt the financial statements, without however exceeding a period of 18 months.

Shareholders are requested to confer all necessary powers on the Board of Directors, during a period which will end at the next Annual General Meeting held to adopt the financial statements, without however exceeding a period of 18 months, to cancel the shares purchased by the Company, pursuant to the share purchase authorization, up to a maximum of 10% of the share capital by 24-month period.

We have no comments on the reasons for or the terms and conditions of the proposed share capital decrease, which, you are reminded, may only be performed subject to the prior approval by the shareholders of the purchase by the Company of its own shares.

Report on the granting of stock subscription or stock purchase options to certain employees (14th resolution)

Pursuant to Article L. 225-177 of the French Commercial Code and Article 174-19 of the Decree of March 23, 1967, we have prepared this report on the granting of stock subscription or stock purchase options to certain employees of the Company and companies and economic interest groupings linked to Renault within the conditions set forth in Article L. 225-180 of the French Commercial Code as well as the Chief Executive Officer and Deputy Chief Executive Officers.

It is the responsibility of the Board of Directors to prepare a report on the reasons for the granting of stock subscription or stock purchase options and the proposed terms and conditions for determining the subscription or purchase price. It is our responsibility to comment on the proposed terms and conditions for determining the subscription or purchase price.

We performed our procedures in accordance with professional standards applicable in France. Those standards require that we verify that the proposed terms and conditions for determining the subscription or purchase price are disclosed in the Board of Directors' report and that they comply with legal provisions, in order to inform shareholders, and that they do not appear obviously inappropriate.

We have no comments on the proposed terms and conditions.

Report on the granting of existing or newly-issued shares for no consideration to salaried employees and company officers (15th resolution)

In accordance with Article L. 225-197-1 of the French Commercial Code, we have prepared this report on the project to grant existing or newly-issued shares for no consideration to salaried employees and company officers of Renault, its subsidiaries or affiliated companies within the meaning of Article L. 225-197-2 of the French Commercial Code.

Shareholders are requested to authorize the Board of Directors, for a period of thirty-eight (38) months as from the date hereof, to grant existing or newly-issued shares of Renault for no consideration. The total number of shares thus granted may not exceed 0.53% of the share capital as of the date hereof.

It is the responsibility of the Board of Directors to prepare a report on the transaction which it wishes to perform. It is our responsibility, where necessary, to give you our comments on the information which is communicated to you on the proposed transaction.

In the absence of any professional accounting standards applicable to this transaction, pursuant to a legislative provision of December 30, 2004, we performed the procedures that we deemed necessary in order to verify that the proposed terms and conditions presented in the Board of Directors' report comply with the provisions provided for by law.

We have no comment to make on the information given in the Board of Directors' report relating to the proposed transaction.

Neuilly-sur-Seine and Paris-La Défense, April 7, 2006

The Statutory Auditors
French original signed by

DELOITTE & ASSOCIES		ERNST & YOUNG Audit	
P. Chastaing-Doblin	A. Raimi	J.F. Bélorgey	D. Mary-Dauphin

(This is a free translation of the original French text for information purposes only.)

Special report to the General Meeting on stock options

Characteristics of the 2005 plan:

Attribution date	Number of beneficiaries	Total number of options attributed	Of which: to CDR members	Exercise price	Rebate granted	Duration of the plan	Period of unavailability	Options still to be exercised at 31/12/2005
13 September 2005	**639**	**1,631,093**	**650,000**	**72.98 euros**	**None**	**8 years**	**4 years**	**1,631,093**

Over the 2005 financial year:

- The following **attributions to corporate officers** were made:
  - Mr GHOSN, 200,000 options.
- **Options exercised by corporate officers:**
  - Exercised by Mr SCHWEITZER: 10,000 in March (97 plan), 10,000 in August (98 plan) and 8,300 in September (98 plan).
  - Exercised by Mr GHOSN: 20,000 in February (97 plan), 30,000 then 20,000 in February (98 plan) and 20,000 in March (98 plan).
- The **10 largest attributions** of the plan of 13 September 2005 (other than attributions to corporate officers) came to a total of 253,000 options, breaking down as follows:

- Patrick PELATA	35,000 options
- Jean-Louis RICAUD	35,000 options
- Patrick BLAIN	30,000 options
- Michel GORNET	30,000 options
- Michel DAVY DE VIRVILLE	25,000 options
- Thierry MOULONGUET	25,000 options
- Michel FAIVRE DUBOZ	20,000 options
- Philippe GAMBA	20,000 options
- Marie-Christine CAUBET	18,000 options
- Jacques CHAUVET	15,000 options

- The **10 largest exercises** of options in 2005 (other than corporate officers) came to a total of 219,000 options at an average exercise price of 46.66 euros (i.e. 20,000 options exercised at a price of 49.27 euros, 151,000 options exercised at a price of 50.94 euros, 48,000 options exercised at a price of 32.13 euros):

- Shémaya LEVY	40,000 options exercised at a price of 50.94 euros
- Patrick FAURE	30,000 options exercised at a price of 50.94 euros
- Jean-Baptiste DUZAN	25,000 options exercised at a price of 50.94 euros
- Manuel GOMEZ	25,000 options exercised at a price of 50.94 euros
- Shémaya LEVY	20,000 options exercised at a price of 49.27 euros
- Michel DAVY DE VIRVILLE	18,200 options exercised at a price of 32.13 euros
- Michel DAVY DE VIRVILLE	16,800 options exercised at a price of 32.13 euros
- Luc-Alexandre MENARD	16,000 options exercised at a price of 50.94 euros
- Patrick BLAIN	15,000 options exercised at a price of 50.94 euros
- Jean-Baptiste DUZAN	13,000 options exercised at a price of 32.13 euros

Report by the Board of Directors to the Mixed (Ordinary and Extraordinary) General Meeting of 4 May 2006 voting as Extraordinary General Meeting

Ladies and Gentlemen,

We have called you to a General Meeting, which is to vote as an extraordinary general meeting, in order to submit three resolutions directly connected with the share capital and three resolutions which, if you decide to adopt them, is liable to give rise to an amendment to your company's Articles of Association.

Authorisation to reduce the registered capital by cancelling shares

In **the thirteenth resolution**, it is proposed that the General Meeting authorise the Board, for a duration of 18 months, to cancel, via a capital reduction, shares acquired in the framework of the programme for the purchase of the company's own shares, the terms of which are specified in the twelfth resolution.

Cancelling shares causes a change in the amount of the registered capital, and consequently a change in the terms of the Articles of Association, which can only be authorised by the Extraordinary General Meeting. The purpose of this resolution is therefore to delegate such powers to the Board. This authorisation will cause any prior authorisation of the same nature to become null and void for any amounts remaining unused.

The **fourteenth and fifteenth** resolutions are intended to authorise the Board of Directors to attribute stock options (in the form of options for the subscription to or purchase of shares) and/or to proceed with the gratuitous allotment of shares to employees and corporate officers under those conditions laid down by the law, in order to reward people who, by their level of performance, have contributed to putting Renault's medium-term plan into effect.

Authorisation to attribute options for subscription to or purchase of Renault shares to certain employees

In the **fourteenth resolution**, it is proposed that the General Meeting authorise the Board of Directors to grant, to certain members of the management staff of the Company and of connected companies and groups, options entitling said persons to subscribe to new shares in the company, issued under capital increases, or to purchase shares in the company which have been acquired by the Company itself under statutory and regulatory conditions.

The share subscription price shall be equal to the average of the weighted average market prices over the twenty stock market sessions preceding the date on which the option is granted, and may not be less than 80% of the average listed price over the last twenty stock market sessions preceding the date on which the option is granted. The share purchase price shall be equal to the average of the weighted average market prices over the twenty stock market sessions preceding the date on which the option is granted, and cannot be less than 80% of the average market price for the purchase of shares previously bought by the company under Articles L 225-208 and L 225-209 of the Commercial Code.

This operation shall concern a number of shares representing a maximum of 3.2% of share capital over a period which may not exceed thirty-eight months. A delegation of powers to the Board is also provided, to enable the Board to determine all of the terms and conditions of the operation.

This resolution is also intended to confirm that the eighteenth resolution adopted by the General Meeting on 29 April 2005, which authorised the Board of Directors to increase the registered capital under those conditions laid down, notably, in Article L 443-5 of the Employment Code, by issuing shares reserved to the employees, and which has not been used to date, will remain in force under those conditions set forth in said eighteenth resolution.

Authorisation granted to the Board of Directors to proceed with the gratuitous allotment of shares to eligible employees and corporate officers of the Company and connected companies

This authorisation shall be granted up to a limit of 0.53% of the amount of shares making up the registered capital on the date of this General Meeting.

The gratuitous allotment of shares shall only be definitive at the end of an acquisition period of four years following the decision by the Board of Directors to allot the shares, as defined in Article L225-197-1 of the Commercial Code, and subject to compliance with the conditions for the allotment of the shares as laid down by the Board of Directors when it decides to proceed with such allotment. It should be noted that once the shares are definitively allotted, they may only be sold or transferred by the persons receiving such allotment after a period of two years of conservation of the shares.

The gratuitously allotted shares may either be existing shares or new shares issued by way of a capital increase.

Amendment of the articles of association

The **sixteenth, seventeenth and eighteenth resolutions** are intended to amend your Company's Articles of Association in accordance with the provisions of Ordinance No. 2004-604 of 24 June 2004 and Law No. 2005-842 of 26 July 2005.



The **sixteenth resolution** is intended to add a term to the current Article 12 of the Articles of Association authorising meetings of the Board of Directors to be held using means of telecommunication which guarantee the effective participation of its members.

The **seventeenth resolution** is intended to bring the Articles of Association into conformity with the Ordinance of 24 June 2004 by clarifying, notably, the general framework applicable to the delegation of implementing and decision-making powers to the Board of Directors in order to proceed with capital increases.

The **eighteenth resolution** is intended to clarify the general framework for the issue of securities, and notably issues of debenture bonds which, since the entry into force of the Ordinance of 24 June 2004, have as a general principle become subject to the decision-making powers of the Board of Directors. This power devolved to the Board gives rise to greater flexibility insofar as the Board may decide to call on the market in a continuous and opportune manner.

After having heard the reading of the special report of the Statutory Auditors, we ask you to approve all of the resolutions which are submitted to you.

The Board of Directors



Share buy-back programme

Description of the share buy-back programme to be authorised by the General Meeting of 4 May 2006

Pursuant to the French financial markets authority's General Regulations (AMF General Regulations Articles 241-1 to 242-7) and Article L451-3 of the French Monetary and Financial Code, the purpose of this programme description is to describe the aims and the terms of the programme for Renault SA (the "Company") to purchase its own shares subject to the authorisation of the Mixed (joint ordinary and extraordinary) General Meeting of shareholders of 4 May 2006.

1. Date of the General Meeting of shareholders called to authorise the new buy-back programme

4 May 2006.

2. Number of shares and proportion of the share capital held by the issuer

As at 31 March 2006, the Company's registered capital is made up of 284,937,118 shares of which 8,728,267 shares are held by Renault SA, representing 3.06% of the registered capital.

3. Breakdown by purpose for shares held directly or indirectly by the issuer

Except where a different use is assigned to shares which no longer have an assigned purpose, the purpose of all of the shares directly or indirectly held by Renault SA at the present date is to use all or part of the acquired shares in order to cover stock option plans or any other form of allocation intended for employees and directors of the Company and its Group under those conditions laid down by law (including notably in the framework of the gratuitous allocation of shares).

4. Aims of the new buy-back programme

The aims of this programme are:

- to use all or part of the acquired shares to cover plans for options or any other form of allocation intended for employees and directors of the Company and of its Group under those conditions laid down by law (including notably in the framework of the gratuitous allocation of shares);
- to deliver its shares at the time of exercise of rights attached to securities which provide entitlement, by conversion, exercise, redemption or exchange or in any other manner, to the attribution of the Company's shares in the framework of stock market regulations;
- to animate the secondary market or the liquidity of Renault shares by an Investment Service Provider by way of a liquidity agreement complying with the code of good practice recognised by the *Autorité des Marchés Financiers* (French financial markets authority);
- to use all or part of the acquired shares for conservation and later delivery in exchange for or as payment in the framework of any future transactions for external growth;
- to cancel them, subject to the adoption of the thirteenth resolution by the Mixed General Meeting of shareholders;
- to implement any market practice as may be accepted by the *Autorité des Marchés Financiers*, and, generally, proceeding with any compliant transaction.

5. Maximum proportion of share capital, maximum number and characteristics of the equities

The maximum purchase price is fixed at 100 euros per share (ISIN code: FR 0000131906), and the number of shares which may be acquired is fixed at a maximum of 10% of the registered capital, it being recalled that this limit applies to the amount of Company's registered capital as adjusted, as the case may be, to take into account those operations affecting the registered capital after the General Meeting on 4 May 2006.

The total amount that the Company may apply to the purchase of its own shares may not exceed 2,849,371,180 euros.

Consequently, subject to potential adjustments, and considering the 8,728,267 shares representing 3.06% of the registered capital that the Company already held on 31 March 2006, the Company may only acquire 6.94% of its registered capital, i.e. 19,765,445 shares, under this programme for the purchase of the company's own shares, notwithstanding any capital increases authorised by the Mixed General Meeting.

The number of shares acquired by the Company with a view to their conservation or for exchange in the context of a merger, division, spin-off or capital contribution may not exceed 5% of its capital.

6. Duration of the buy-back programme

Subject to its approval by the Mixed General Meeting of shareholders on 4 May 2006, this programme is authorised for a period which will end at the next annual General Meeting called to approve the accounts, without exceeding a maximum duration of eighteen months, i.e. 4 November 2007.

7. Operations undertaken in the framework of the previous buy-back programme

Period from 29 April 2005 to 31 March 2006	Cumulative gross flows		Open positions at 31 March 2006	
	Purchases	Sales / Transfers(*)	Open positions for purchase	Open positions for sale
Number of shares	None	1,620,527 shares	None	None
Average exercise price		44.18 euros/share		
Amounts		71,589,000 euros		

(*) following the exercise of 1,620,527 share purchase options by employees and/or directors.

In February 2006, the Company cancelled 3,000 own shares which no longer have an assigned purpose due to the deletion of the related share purchase options.

This description has been transmitted to the AMF French financial market authority. It is available for free to the general public at the Renault SA's head office

13/15 quai Le Gallo,
92100 Boulogne-Billancourt,
France,

and is also available on the websites of Renault SA (www.renault.com) and AMF (amf-france.org).

A copy will be sent for free upon request.

Special report on purchases of the Company's own shares under the share buy-back programme approved by the General Meeting of 29 April 2005 (Art. L225-209 paragraph 2 of the Commercial Code)

In accordance with Article L225-209 of the Commercial Code, it is hereby stated that Renault proceeded with **no acquisitions of its own shares** in the framework of its share buy-back programme approved by the General Meeting held on 29 April 2005, the information memorandum for which was viewed and stamped by the *Autorité des Marchés Financiers* [French financial markets authority] under the *visa* No. 05-187 on 25 March 2005.

- **Percentage of the share capital held directly or indirectly by the company itself at 31 March 2006:** 3.06% of the number of shares making up the registered capital
- **Number of shares cancelled over the course of the last 24 months:** 3,000 (*)
- **Number of shares held in the portfolio on 29 April 2005:** 10,348,794 shares
- **Number of shares held in the portfolio on 31 March 2006:** 8,728,267 shares
- **Book value of the portfolio at 31 March 2006:** 420,426,000 euros
- **Market value of the portfolio at 31 March 2006:** 725,905,000 euros

(*) By decision of the Board of Directors of Renault S.A on 6 February 2006 which, on the one hand, observed the creation of 3,000 new shares arising from the early exercise of 3,000 share subscription options, and, on the other hand, which correlatively proceeded with the cancellation of 3,000 shares held by the company itself which no longer had an assigned use.

Period from 29 April 2005 to 31 March 2006	Cumulative gross flows		Open positions at 31 March 2006	
	Purchases	Sales / Transfers (*)	Open positions for purchase	Open positions for sale
Number of shares	None	1,620,527 shares	None	None
Average exercise price		44.18 euros/share		
Amounts		71,589,000 euros		

(*) Following the exercise of 1,620,527 share purchase options by employees and/or directors.

Except where the shares are reassigned to a different use, notably when the corresponding stock options are cancelled, the shares held by Renault are presently assigned to cover the stock option plans or any other form of allocation to employees and directors.

Renault SA five-year financial highlights

(€ million)	2001	2001 pro forma (1)	2002	2003	2004	**2005**
Year-end financial position						
Share capital	923	923	1,086	1,086	1,086	**1,086**
Number of shares and investment certificates outstanding	242,196,550	242,196,550	284,937,118	284,937,118	284,937,118	**284,937,118**
Overall income from operations						
Revenues net of taxes	32,443					
Income before tax, amortization, depreciation and provisions (2)	1,425	84	3,005	446	213	**675**
Income tax	107	107	53	0	(2)	**(91)**
Income after tax, amortization, depreciation and provisions	554	170	3,111	771	252	**581**
Dividends paid	250		316	383	494	
Earnings per share in euros						
Earnings before tax, amortization, depreciation and provisions (2)	5.88	0.35	10.55	1.57	0.75	**2.37**
Earnings after tax, amortization, depreciation and provisions	2.29	0.70	10.92	2.71	0.88	**2.04**
Net dividend per share	0.92		1.15	1.40	1.80	**2.40(4)**
Personnel						
Number of employees (3)	47,515					
Payroll	1,677					
Benefit contributions (social security, benefit plans, etc.)	631					

(1) The strengthening of the Alliance between Renault and Nissan Motor Co. Ltd. and the delegation of strategic management to Renault-Nissan b.v. made it necessary to reorganize Renault and to create a société par actions simplifiée (simplified joint-stock company – S.A.S.). The new entity, Renault s.a.s., is wholly owned by Renault SA. Under the terms of the business transfer agreement signed on February 22, 2002, Renault SA contributed its principal operating assets to Renault s.a.s. This agreement came into effect on April 1, 2002 and was backdated to January 1, 2002 for accounting and tax purposes. For this reason, the table includes a pro forma column for 2001 to make it easier to compare 2002 and 2001 performances.

(2) Provisions are those recorded during the year, less reversals and applications.

(3) At December 31.

(4) Pursuant to a resolution put to the AGM of May 4, 2006.

Shareholder Information

Legal Department

Tel.: (33) 1 76 84 67 30
Fax: (33) 1 76 84 50 33

Investor Relations Department

Voice server
Toll-free number: 0 800 650 650 (France only)
or (33) 1 76 84 59 99 (France and abroad)
Fax: (33) 1 76 84 51 49

e-mail: communication.actionnaires@renault.com

www.renault.com / Financial Information



RENAULT

www.renault.com



Shareholders' Meeting Notice

Mixed General Meeting

Thursday May 4, 2006

at 3 p.m.

at the CNIT - 2, place de la Défense - 92053 Paris la Défense

RENAULT
SPPS



Contents




Renault will hold its Mixed (Ordinary and Extraordinary) General Meeting on May 4, 2006 at 3 p.m. at the CNIT La Défense, 2, place de la Défense – 92053 Paris La Défense.

Members of the Board of Directors and senior executives will attend the meeting, which will provide the opportunity to inform you about the financial results of your company and the outlook for the future. You will be entitled to ask questions and express your opinion on the draft resolutions, which will be submitted to you for approval.

We sincerely hope you will be able to take part by:

□ attending in person

□ giving proxy to your spouse or another shareholder to represent you

□ voting for each resolution by mail

You can also authorize the Chairman of the Board of Directors to vote on your behalf.

Thank you in advance for the confidence you have shown in Renault and for taking the time to look over the draft resolutions.

Louis Schweitzer **Carlos Ghosn**



Voting at the Annual General Meeting

How to attend

Renault will hold its Annual General Meeting on May 4, 2006 at the CNIT, 2, place de la Défense - 92053 Paris la Défense at 3 p.m. sharp. The AGM is a genuine forum for discussion with shareholders. To attend and vote, you must hold shares in Renault and be able to show proof that you own those shares. You may attend the AGM in person, vote by mail, or choose someone else to represent you ("proxy"). Please indicate your choice by using the voting form enclosed with this notice.

Preliminary formalities for attending the AGM

You may attend the AGM and vote, regardless of how many Renault shares you own.

- If you are a **registered shareholder** (pure registered, administered registered, in the Renault Actions equity fund), your shares must be listed on a registered account at least one day before the date of the AGM.
- If you are a **bearer shareholder**, you must enclose a certificate stating that your shares have been deposited with your bank or broker, at least one day before the date of the AGM.

Information

- We are enclosing information about the activity and financial results of the Renault Group and the parent company, along with a list of the resolutions that will be put to the vote.
- You can also request a copy of the 2005 Annual Report (available on our website www.renault.com), the report of the Board of Directors and the financial statements, in French or English. Simply fill out the "**request for documents and information**" form and send it in using the prepaid envelope enclosed.
- You may examine the documents that will be provided to the AGM at Renault's head office:

Renault
13-15 quai Alphonse Le Gallo
92512 Boulogne Billancourt Cedex
France

How to vote.

You are a Renault shareholder on the date of the AGM.

You want to attend the AGM

Registered shareholders

(pure registered, administered registered, or units in the Renault Actions equity fund)

- Check **Box A** on the enclosed form.
- Date and sign the form at the bottom.
- Return the form using the prepaid envelope enclosed.

The form must be received at the latest on May 2.

We will send you an admission ticket*.

Bearer shareholders

- Check **Box A** on the enclosed form.
- Date and sign the form at the bottom.
- Return the form to us using the prepaid envelope. You must enclose a certificate stating that your shares have been deposited with your bank or broker (*certificat d'immobilisation*).

The form must be received at the latest on May 2.

We will send you an admission ticket*.

On the day of the AGM, please show your admission ticket at the door.

* **Registered shareholders** and holders of units in the **Renault Actions** equity fund who have not had time to apply for an entry pass or who have *not received the agenda may still attend the Annual General Meeting* by showing some form of identity (passport, identity card, etc.) at the reception desk in the meeting room.

Bearer shareholders can attend the AGM by showing proof of identity (passport, identity card, etc.) and a *certificat d'immobilisation* (see above).

You want to be represented at the AGM

I give proxy to Renault's Chairman

- Check **Box B** and **Box 1** on the enclosed form.
- Date and sign the form at the bottom. Your vote will be cast along with the Chairman's vote(s).

You have voted.

I am voting by mail

- Check **Box B** and **Box 2** on the enclosed form.
- If you want to vote against a resolution or to abstain (an abstention is considered as a "no" vote), black out the box opposite the number of that resolution.
- If you want to vote in favor of a resolution, leave the corresponding box empty.
- Date and sign the form at the bottom.

You have voted.

I give proxy to my spouse or to another shareholder

- Check **Box B** and **Box 3** on the enclosed form.
- In the space provided, give the full name of the person who will be representing you.
- Date and sign the form at the bottom.

You have voted.

Registered shareholders and holders of units in the Renault Actions equity fund:
Return the form using the prepaid envelope.

Bearer shareholders:
Return the form using the prepaid envelope. Please enclose a certificate stating that your shares have been deposited with your bank or broker (*certificat d'immobilisation*).

The form must be received at the latest on May 2.

How to fill out the enclosed form?

If you want to attend the AGM in person, check Box A to receive an admission ticket.

If you intend to vote by mail or send a representative, check Box B and fill in one of the three squares below.

If you own bearer shares: If you don't know the number of shares you own, you are required to include a certificate showing that your shares have been deposited with your broker or financial intermediary.

QUELLE QUE SOIT L'OPTION CHOISIE, DATER ET SIGNER AU BAS DU FORMULAIRE / *WHICHEVER OPTION IS USED, DATE AND SIGN AT THE BOTTOM OF THE FORM*

A ▯ Je désire assister à cette assemblée et demande une carte d'admission : dater et signer au bas du formulaire / *I wish to attend the shareholder's meeting and request an admission card : date and sign at the bottom of the form.*

B ▯ J'utilise le formulaire de vote par correspondance ou par procuration ci-dessous, selon l'une des 3 possibilités offertes / *I prefer to use the postal voting form or the proxy form as specified below.*

RENAULT

S.A. au capital de 1 085 610 419,58 euros
13-15 quai Alphonse Le Gallo
92513 Boulogne Billancourt Cedex

Assemblée Générale Mixte des actionnaires du 4 mai 2006 à 15 h au CNIT - Amphithéâtre Léonard de Vinci - 2 place de la Défense 92053 PARIS LA DEFENSE sur 1 ére convocation.
Combined General Meeting to be held on may 04, 2006 at 3:00 pm at CNIT Amphithéatre Léonard de Vinci -2 place de la Défense 92053 PARIS LA DEFENSE on 1st notice.

CADRE RÉSERVÉ / *FOR COMPANY USE ONLY*

Identifiant /*account*

Nombre/*Number* d'actions/*of shares*

- Nominatif/Registered
- Parts FCP
- Porteur/Bearer

Nombre de voix/*Number of voting rights*

▯ **1** **JE DONNE POUVOIR AU PRÉSIDENT**
et l'autorise à voter en mon nom. Dater et signer en bas sans remplir ni 2 ni 3
I HEREBY GIVE PROXY TO THE CHAIRMAN
and authorize him to vote on my behalf. Please date and sign in the box of the bottom of the sheet without completing neither 2 nor 3

▯ **2** **VOTE PAR CORRESPONDANCE / *VOTE BY MAIL***

Je vote OUI à tous les projets de résolutions présentés ou agréés par le conseil d'administration à l'EXCEPTION de ceux que je signale en noircissant comme ceci ■ la case correspondante et pour lesquels je vote NON ou je m'abstiens, ce qui équivaut à voter NON. Art. L 225-107 Cf. au verso renvoi 2

I vote FOR all the resolutions proposed or approved by the Board of Directors, EXCEPT those which I vote AGAINST by blackening the corresponding box (■) or for which I prefer not to cast a vote, this option has the same effect as voting against the resolution. Art. L 225-107, see note 2

Sur les projets de résolutions non agréés par le conseil d'administration, je vote en noircissant comme ceci ■ la case correspondant à mon choix.

On the resolutions proposed to the shareholders which have not been approved by the Board of Directors, I vote blackening the appropriate box (■)

1	2	3	4	5	6	7	8
▯	▯	▯	▯	▯	▯	▯	▯
9	10	11	12	13	14	15	16
▯	▯	▯	▯	▯	▯	▯	▯
17	18	19					
▯	▯	▯					

	Oui/For	*Non/Against Abst.*
A	▯	▯
B	▯	▯
C	▯	▯

Si des amendements ou des résolutions nouvelles étaient présentés / *If amendments or new resolutions are presented*

- Je donne pouvoir au président de voter en mon nom / *I authorize the Chairman to vote on my behalf* ▯
- Je m'abstiens (l'abstention équivaut à un vote contre) / *I abstain, an abstention is equivalent to a vote against* ▯
- Je donne procuration (cf. au verso, renvoi 3) à M. .... ▯
  pour voter en mon nom / *I give proxy to (see 3 on the other side) M. to vote on my behalf.*

▯ **3** **POUVOIR À UNE PERSONNE DÉNOMMÉE / *REPRESENTATION BY PROXY***

Je donne pouvoir (cf. au verso, renvoi 3 /) à *I hereby give proxy to (see note 3 on the other side)*

M.

pour me représenter à l'Assemblée mentionnée ci-dessus / *and authorize him/her to vote on my behalf at the above mentionned*

<u>ATTENTION</u> : S'il s'agit de titres au porteur les présentes instructions que vous avez données, ne seront valides que si les titres correspondants ont été immobilisés, par l'établissement financier qui tient votre compte de titres.
***<u>CAUTION</u> :** concerning bearer shares, your vote or proxy will not be counted unless these shares have been blocked from trading by the subcustodian*

Pour être pris en considération, ce formulaire doit parvenir au plus tard :
In order to be valid, this proxy statement must be returned at the latest :

à / *to* RENAULT - A.G. 02 05 06
LINEDATA Services
92169 Antony CEDEX

Sur 1ère convocation / *on 1st notification*
Assemblée Générale Mixte
combined general meeting

Date & Signature

Please enter your full name and address (or check that the information below is correct).

If you are voting by mail.

Fill in this box in the event that the resolutions are presented and not approved by the Board of Directors.

If you are giving your proxy to the Chairman.

In all cases, **don't forget to date and sign this form.**

If you are giving your proxy to your spouse or another shareholder.

To be completed if any amendments or new resolutions are presented during the meeting.

Please do not send your form directly to Renault.

All correspondence relating to the AGM is handled by:

LINEDATA Services — RENAULT — AG 04 05 06
Autorisation 92376
92169 ANTONY Cedex, France



Resolutions

Agenda of the Mixed General Meeting on May 4, 2006

As Ordinary General Meeting

- Approval of the consolidated accounts. *(1st resolution)*
- Approval of the annual company accounts. *(2nd resolution)*
- Appropriation of the results. *(3rd resolution)*
- Regulated agreements referred to in Article L. 225-38 of the Commercial Code. *(4th resolution)*
- Renewal of the term of office of a director. *(5th resolution)*
- Renewal of the term of office of a director. *(6th resolution)*
- Renewal of the term of office of a director. *(7th resolution)*
- Renewal of the term of office of a director. *(8th resolution)*
- Appointment of a director. *(9th resolution)*
- Release of a director from liability as may have arisen in the performance of his duties. *(10th resolution)*
- Report of the Statutory Auditors on elements used for the determination of the remuneration of equity loans. *(11th resolution)*
- Authorisation granted to the Board of Directors to deal in the Company's own shares on the stock market. *(12th resolution)*

As Extraordinary General Meeting

- Authorisation for the cancellation of the company's shares acquired by the company's itself. *(13th resolution)*
- Authorisation to assign the stock option plans for subscription or purchase of shares to some employees. *(14th resolution)*
- Authorisation for the free allotment of existing or new shares to employees or to certain categories of employees of the company and its group. *(15th resolution)*
- Amendment of article 12 of the Articles of Association. *(16th resolution)*
- Amendment of article 6 of the Articles of Association and addition of article 7 to the Articles of Association. *(17th resolution)*
- Amendments of articles 19 and 30 of the Articles of Association. *(18th resolution)*

As Ordinary General Meeting

- Powers for formalities. *(19th resolution)*

Nineteen resolutions are being submitted to the Mixed General Meeting which will be convened on 4 May 2006.

The Board first of all proposes the adoption of twelve resolutions by the Ordinary General Meeting:

Approval of the annual accounts and appropriation of the results

The **first two resolutions** deal with the approval of the consolidated accounts and company accounts for Renault's 2005 financial year.

The presented accounts have been drawn up, in accordance with regulations in force, under IFRS (International Financial Reporting Standards) for the consolidated accounts and in accordance with French statutory and regulatory provisions for the company's annual accounts.

The **third resolution** deals with the appropriation of the company's results for the 2005 financial year and the payment of dividends.

It is proposed that the shareholders approve the distribution of a dividend of 2.40 euros, to be paid in cash on 15 May 2006.

After having virtually doubled between 2001 (0.92 euros) and 2004 (1.80 euros), with this resolution the dividend would once again, for the 2005 financial year, increase by more than 33%. Considering the number of shares in circulation, this distribution corresponds to a total amount of 683.8 million euros.
This proposal conforms to Renault's dividend policy, which aims to promote the value of Renault shares and holders' appreciation of them.

In the context of the announcement of the *Renault Commitment 2009*, the Chief Executive Officer, Mr Carlos Ghosn, stated that Renault's Board of Directors would be asked to submit to the General Meeting of shareholders, each year, a resolution giving a strong and linear increase in the dividend, aiming at 4.50 euros in 2009, i.e. a multiplication of 2.5 between the payments made in 2005 and 2009.

Regulated agreements

In the context of the day-to-day operation of a company, and especially where the company is the essential element in a group of companies, agreements may arise directly or indirectly between it and another company having the same senior executives or directors, or between the company and its senior executives or directors, or between it and a shareholder holding more than 10% of its share capital. These "regulated agreements" or "regulated conventions" must be authorised in advance by the Board of Directors.

The **fourth resolution** therefore proposes that the General Meeting approve, following the reading of the special report of the Statutory Auditors in accordance with Article L 225-38 of the Commercial Code, the sole regulated agreement which was entered into in 2005.

The purpose of this agreement is to authorise the signature of the Restated Alliance Master Agreement and the amended Articles of Association of Renault-Nissan b.v. in order to reflect the new governance arising from the dissociation of the office of Chairman of the Board of Directors from that of Chief Executive Officer.

Insofar as Mr GHOSN and Mr SCHWEITZER are the common directors and officers of several of the entities which are party to this agreement, the signature of these documents was submitted to the Board of Directors for its prior approval at its meeting of 29 April 2005, with Mr GHOSN and Mr SCHWEITZER not taking part in the vote.

Renewal of the terms of office of four directors

The **fifth, sixth, seventh and eighth resolutions** ask you to renew the appointments of Mr Carlos GHOSN, Mr Marc LADREIT de LACHARRIERE, Mr Jean-Claude PAYE and Mr Franck RIBOUD as directors. Their terms of office will thus be renewed for a period of four years and will come to an end at the close of the General Meeting which is to vote on the accounts of the financial year ending on 31 December 2009.

Additional information about the positions held by the Directors is presented on page 19 of this document and taken up in Chapter 5 of the 2005 Reference Document which has been filed with the AMF and put on line on the renault.com website in the Finance section.

- Mr Carlos GHOSN, 52 years old, is Chief Executive Officer of Renault and President and CEO of Nissan.
- Mr Marc LADREIT de LACHARRIERE, 65 years old, is Chairman and Chief Executive Officer of the company FIMALAC and a Member of Renault's Remunerations Committee and its Appointments and Governance Committee.
- Mr Jean-Claude PAYE, 71 years old, is a Barrister (advising lawyer with the law firm Gide Loyrette Nouel) and Member of Renault's Accounts and Audit Committee and its International Strategy Committee
- Mr Franck RIBOUD, 50 years old, is Chairman and Chief Executive – Chairman of the Executive Committee of the Danone Group, and Chairman of Renault's Remunerations Committee

On the basis of the criteria adopted to assist the Board in assessing the independence of its members, the Board of Directors at its meeting of 28 February 2006, considered Mr Marc LADREIT de LACHARRIERE, Mr Jean-Claude PAYE and Mr Franck RIBOUD to be independent directors. The consequence is that if the renewal of these three directors is approved by the General Meeting on 4 May 2006, Renault's Board of Directors will comprise eight independent directors.

Appointment of a new director

The **ninth resolution** concerns the appointment of Mr Hiroto SAIKAWA as director.

Mr Hiroto SAIKAWA will be appointed for a period of four years, meaning until the General Meeting which is to vote on the accounts of the financial year ending on 31 December 2009.

Mr Hiroto SAIKAWA, 53 years old, EVP Purchasing, will be one of the two representatives of Nissan on Renault's Board of Directors, in the place of Mr Carlos GHOSN who sits on the Board of Renault in his personal capacity.

Release of a director from liability arising in the performance of his duties

In the **tenth resolution**, you are asked to grant full and final release of liability arising in the performance of management tasks by Mr François PINAULT whose term of office came to an end during the financial year ended 31 December 2005.

Statutory auditors' report on equity loans

The **eleventh resolution** proposes that the General Meeting take formal note of the Statutory Auditors' report on elements used to determine the variable part of the remuneration of equity loans. This is tied to the development of Renault's consolidated turnover in 2005 as determined by constant methods with reference to a constant structure. The coupon which will be paid to bearers of Renault equity loans on 24 October 2006 shall amount to 20.85 euros, with 10.29 euros representing the fixed part and 10.56 euros representing the variable part.

Authorisation for the board to purchase the company's own shares

Over 2005, your Company did not acquire any of its own shares pursuant to the authorisation granted by the General Meeting of 29 April 2005. At 31 December 2005 there were 9,539,964 shares held in portfolio, corresponding to 3.35% of the share capital. The Company's holdings of its own shares provide no entitlement to dividends or voting rights.

In the **twelfth resolution**, we propose that you authorise the Board of Directors to put a programme into place for the acquisition of the company's own shares under those conditions and for those purposes laid down by law. This authorisation is given for a maximum period of eighteen months as of this General Meeting, and will substitute itself for the authorisation given at the last General Meeting. This resolution is very similar to the one adopted last year. However, considering the market price attained by Renault's shares (the highest historical level in 2005: 82.45 euros), this resolution has been revised in order to increase the maximum purchase at 100 euros per share (compared to 85 euros last year).

The maximum number of shares which may be acquired is limited to 10% of the share capital and the maximum amount of funds that may be invested in its own shares is 2,849.4 million euros.

A document entitled "programme description", setting out the terms for the buyback of shares, will be available for consultation on the renault.com website, in the Finance section.

An overview of these operations will be presented in the special report to be presented to the General Meeting called to vote on the accounts of the 2006 financial year.

Next, six resolutions are within the powers of the Extraordinary General Meeting:

Authorisation to reduce the share capital by cancelling shares

In the **thirteenth resolution**, it is proposed that the General Meeting authorise the Board, for a period of eighteen months, to reduce the registered capital by cancelling shares acquired in the programme for purchase of the company's own shares. The terms for these acquisitions are those defined in the twelfth resolution.

Cancelling shares causes a change in the amount of the registered capital, and consequently a change in the terms of the Articles of Association, which can only be authorised by the Extraordinary General Meeting. The purpose of this resolution is therefore to delegate such powers to the Board.

Attribution of stock options and gratuitous shares

The next two resolutions are intended to allow Renault to attract and encourage the loyalty of staff, by granting them access to the share capital within a limit of 3.73% over 38 months. Your Company makes not only the attribution but also the exercise of stock options, as well as the acquisition of gratuitous shares, conditional upon meeting individual and collective performance criteria under the *Renault Commitment 2009* medium-term plan. The commitments made in the framework of this plan are described on page 36 of this document.

These resolutions follow on from the resolution of the General Meeting of 29 April 2003, about to expire, which authorised a total amount of share purchase or subscription options representing a maximum of 2% of the registered capital over 38 months. The exercise of these share purchase options was not at that time governed by performance criteria.

The **fourteenth and fifteenth resolutions** propose to dividing this possibility into two methods of attribution:

- □ options for the subscription to or purchase of actions, in a number representing a maximum of 3.2% of the shares making up the registered capital of the Company on the date of this General Meeting.
- □ gratuitous shares, in a number representing a maximum of 0.53% of the shares making up the registered capital of the Company on the date of this General Meeting.

The gratuitous allotment of shares, as provided for in the **fifteenth resolution,** shall only become definitive at the end of a four-year acquisition period as of the decision by the Board of Directors to allot the shares, as defined in Article L225-197-1 of the Commercial Code, subject to compliance with the conditions for the allotment of shares. It should be noted that once the shares have been definitively alloted, the persons to whom they are allotted will only be able to sell them after conserving the shares for a period of two years.

The gratuitously allotted shares may either be existing shares, or new shares issued by way of a capital increase.

It should be noted that, in accordance with the law, the **fourteenth resolution** confirms the authorisation granted by the General Meeting on 29 April 2005 (eighteenth resolution) for capital increases by the issue of shares reserved to employees, which has not been used to date. This authorisation will remain in force under those conditions laid down in aforementioned resolution.

Amendment of the articles of association

The **sixteenth resolution** proposes causing the Articles of Association to evolve in order to allow meetings of the Board of Directors to be held using means of telecommunication which guarantee the effective participation of the directors.

The **seventeenth and eighteenth resolutions** are intended to amend the Articles of Association in order to provide your Company with tools affording it a better reactivity faced with market practices and broadening the delegations of powers that the General Meeting can give, in terms of both their aims and their beneficiaries.

Indeed, your Company intends to make use of the possibility provided by the Ordinance of 24 June 2004, to adapt certain specific terms governing capital increases to market practices.

The **seventeenth resolution** proposes including, in Article 6 of the Articles of Association concerning capital increases, the possibility of making delegations of decision-making powers which correspond better to current market practice. The Articles of Association currently only refer to delegations of implementing powers.

The **eighteenth resolution** proposes deleting Article 19 from the Articles of Association as currently drafted, so that the Chief Executive Officer will henceforth be responsible for issues of bonds on a delegation of decision-making powers from the Board of Directors which, by virtue of the law, has authority in principle in this area.

The Board finally proposes the adoption of a resolution by the Ordinary General Meeting:

Formalities

The **nineteenth resolution** allows the required publication formalities to be undertaken after the General Meeting.

As Ordinary General Meeting:

First resolution

Approval of the consolidated accounts

The General Meeting, having examined the management report from the Board of Directors and the report of the Statutory Auditors on the accounts of the financial year ended on 31 December 2005, hereby approves the consolidated accounts as they have been presented to it, drawn up pursuant to Articles L 233-16 et seq. of the Commercial Code, showing net profits of 3,453,222,000 euros.

Second resolution

Approval of the annual company accounts

The General Meeting, having examined the management report from the Board of Directors and the report of the Statutory Auditors on the accounts of the financial year ended 31 December 2005, hereby approves, as they have been presented, the accounts for this financial year showing profits of 581,254,313.75 euros. It also approves the operations evidenced by these accounts or summarised in these reports.

As a consequence, the General Meeting releases the Directors from any liability to which they may have been subject in the performance of their duties for the ended financial year.

Third resolution

Appropriation of the results

The General Meeting hereby decides to appropriate the results of the financial year as follows:

Profits from the financial year	581,254,313.75
Allocation to the statutory reserves	–
Remainder	581,254,313.75
Previous carry forward	6,123,488,222.94
Distributable profits for the financial year	6,704,742,536.69
Dividends	683,849,083.20
New carry forward	6,020,893,453.49

A net dividend of 2, 40 euros will therefore be distributed to each of the shares in the Company entitled to dividends, provided entitlement where the beneficiaries are natural persons domiciliated in France:

- On one hand, to 40% tax reduction, (in accordance with Article 158-3-2° of the *Code général des impôts* [General Tax Code] in its new drafting);
- On the other hand, to a fixed tax reduction from an amount of 1,525 euros, for single, divorced, widower () and married persons which are separately tax liable and 3,050 euros for individuals jointly tax liable, married or linked by a "*pacs*". (In accordance with the new provisions of article 158-3-5 ° of the *Code général des impôts* [General Tax Code].

The dividend shall be payable the 15th May of 2006.

In the event that on this date the Company should hold some of its own shares, the amount corresponding to the dividend not paid out shall be appropriated to the carry forward account.

In addition, the General Meeting acknowledges that, over the last three financial years, the following dividends have been paid out.

Financial year	Dividend per share	Tax credit per share	Global income per share
2002	1.15	either 0.58 or 0.17	either 1.73 or 1.32
2003	1.40	either 0.70 or 0.21	either 2.10 or 1.61
2004	1.80	no tax credit	

Fourth resolution

Regulated agreements referred to in Article L. 225-38 of the Commercial Code

The General Meeting, after having heard the reading of the report of the Statutory Auditors on agreements referred to in Article L 225-38 of the Commercial Code, and deciding on the basis of this report, hereby approves each of these agreements referred to therein.

Fifth resolution

Renewal of the term of office of a director

The General Meeting hereby renews the term of office of Mr. Carlos GHOSN as Director, for a term of four years, i.e. until the General Meeting deciding on the accounts of the financial year ending 31 December 2009.

Sixth resolution

Renewal of the term of office of a director

The General Meeting hereby renews the term of office of Mr. Marc LADREIT de LACHARRIERE as Director, for a term of four years, i.e. until the General Meeting deciding on the accounts of the financial year ending 31 December 2009.

Seventh resolution

Renewal of the term of office of a director

The General Meeting hereby renews the term of office of Mr Jean Claude PAYE as Director, for a term of four years, i.e. until the General Meeting deciding on the accounts of the financial year ending 31 December 2009.

Eighth resolution

Renewal of the term of office of a director

The General Meeting hereby renews the term of office of Mr Franck RIBOUD as Director, for a term of four years, i.e. until the General Meeting deciding on the accounts of the financial year ending 31 December 2009.

Ninth resolution

Appointment of a director

The General Meeting hereby appoints Mr. Hiroto SAIKAWA as Director, for a term of four years, i.e. until the General Meeting deciding on the accounts of the financial year ending 31 December 2009.

Tenth resolution

Release of a director from liability as may have arisen in the performance of his duties

The General Meeting hereby grants full and final release of Mr François PINAULT, whose term of office has ended during the financial year ending 31 December 2005.

Eleventh resolution

Report of the Statutory Auditors on elements used for the determination of the remuneration of equity loans

The General Meeting takes note of the report of the Statutory Auditors on elements used for the determination of the remuneration of equity loans.

Twelfth resolution

Authorisation granted to the Board of Directors to deal in the Company's own shares on the stock market

The General Meeting, having examined the report from the Board of Directors, authorises the Board of Directors, pursuant to the provisions of Article L. 225-209 of the Commercial Code, to deal in the Company's own shares under the conditions and within the limits set forth in law and regulations. The purpose of this authorisation is to allow the Company to make use of the possibilities accorded by the provisions of the law for dealing in its own shares, in particular in order to:

- use all or part of the shares acquired in order to transfer them to the employees and directors of the Company and of its group, under those terms and conditions laid by law; (including particularly the free allotment of shares).
- deliver its shares for the exercise of rights attached to securities which provide entitlement, either by conversion, exercise, redemption or exchange, to the attribution of shares in the Company, in the framework of stock market regulations;
- animate and maintain the secondary market or the liquidity of Renault's shares through an Investment Services Provider via a liquidity agreement in accordance with the good trade practices charted recognised by the *Autorité des marchés financiers* [French financial markets authority];
- use all or part of the shares acquired for conservation and later delivery as exchange or as payment in the context of external growth operations;

- cancel them, subject to the adoption of the thirteenth resolution by the Mixed General Meeting;
- use any practice that could be authorised by the "*Autorité des Marchés Financiers*" (the French financial markets authority), and in general exercise any allowed transaction.

These purchases of shares may be undertaken by all means, including in over-the-counter sales and by block of shares, and through the use of financial derivatives, and at such times as the Board of Directors may think fit, and the shares so acquired may be sold or transferred by any means, in compliance with regulations in force.

The General Meeting fixes the maximum purchase price at 100 euros per share, on the one hand, and the maximum number of shares that may be acquired at 10% of the registered capital, on the other hand, considering that this limit is applicable to the amount of the registered capital which, if necessary, will be revised, in order to consider the transactions affecting the capital which could take place after this General Meeting. The total amount that the company may dedicate for the acquisition of its own shares may not exceed 2 849 371 180 euros.

The number of shares acquired by the Company in view of its conservation or exchange in the frame of an operation of merger, scission or of contribution must not exceed 5% of it capital.

In the event of a capital increase by incorporation of reserves, by a free allotment of shares, an increase of share nominal value or in the event of either a division or consolidation of shares or any other transaction related to shareholders equity, the prices indicated hereinabove shall be adjusted by a multiplying ratio equal to the ratio between the number of shares making up the registered capital prior to the operation and this number after the operation.

The General Meeting notes that the shareholders shall be informed, at the next Annual General Meeting, of the precise allotment of acquired shares to the various pursued aims for all acquisitions of the company's own shares.

The General Meeting decides that this authorisation may also be used during a period of public purchase and/or exchange offer, as well as for a share price guarantee procedure, in compliance with regulations in force.

This authorisation is granted for a duration which shall end on the next Annual General Meeting for the approval of the accounts, without however exceeding a maximum duration of eighteen months. All powers are hereby granted to the Board of Directors, with the possibility of sub-delegation, in order to make all stock market orders, conclude any and all agreements, draw up all documents including notably for information purposes, proceed with all formalities and declarations with respect to all bodies and, in general, do all that is necessary.

As Extraordinary General Meeting:

Thirteenth resolution

Authorisation for the cancellation of the company's shares acquired by the company's itself

The General Meeting, having examined the report from the Board of Directors and the special report of the Statutory Auditors, authorises the Board of Directors, pursuant to Article L 225-209 of the Commercial Code, with the possibility to sub-delegate such authorisation:

- to cancel, on one or more occasions, any shares acquired through the implementation of the authorisation granted in the twelfth resolution submitted to this General Meeting, or any resolution which may be substituted for the same, up to a limit, within any period of twenty-four months, of 10% of the total number of shares making up the registered capital at the time of such operation, and, correlatively, to reduce the registered capital by applying the amount of the difference between the redemption value of the shares and their par value against any issue premium item or reserve item in the accounts;
- to amend the Articles of Association as a consequence and fulfil all necessary formalities.

This authorisation has been granted for a period, which shall end at the next Annual General Meeting called to approve the accounts, without however exceeding a maximum duration of eighteen months.

Fourteenth resolution

Authorisation to assign the stock option plans for subscription or purchase of shares to some employees

The General Meeting, after having examined the report from the Board of Directors and the special report from the Statutory Auditors, hereby authorises the Board of Directors, pursuant to Article L 225-177 of the Commercial Code, to grant, on one or more occasions, in favour of certain employees in the Company and its Groupe which are bound to it under those conditions referred to in Article L 225-180 of the Commercial Code, stock options providing entitlement to the subscription of new shares in the Company issued by way of a capital increase, or the purchase of shares in the Company as acquired by the company itself under statutory and regulatory conditions.

The General Meeting, in addition, hereby authorises the Board of Directors, pursuant to Article L 225-185 of the Commercial Code, to grant said options to the Chief Executive Officer, and to the Deputy Chief Executives.

The Board of Directors shall have a period not exceeding thirty-eight months as of the date of this General Meeting, in order to use this authorisation on one or more occasions.

The total number of stock options which may be granted in this way may not provide entitlement to the acquisition of a number of shares which is greater than 3,2% of the amount of the shares making up the registered capital on the date hereof.

Moreover, the General Meeting hereby takes note that, pursuant to Article L 225-178 of the Commercial Code, this authorisation includes, for the beneficiaries of options for subscription, the express waiver by the shareholders of their preferential subscription right for shares issued progressively with the exercise of options.

As of the date of attribution of stock options by the Board of Directors, the beneficiaries of these options shall have a minimum period of four years and a maximum of eight years to exercise this option. After this period is expired, the stock option shall lapse definitively.

The following may not benefit from stock options: company officers and members of staff of the Company and of Groups which are connected under those conditions referred to in Article L 225-180 of the Commercial Code, who hold more than 10% of the registered capital of the Company.

The price to be paid on exercise of a subscription option by the beneficiaries shall be determined on the date on which the stock options are granted by the Board of Directors. The share subscription price shall be equal to the average of weighted average market price over the twenty stock market sessions preceding date on which the option is granted, and not less than 80% of the average (market price) of the last twenty stock market sessions preceding date on which the option is granted.

No option may be granted less than twenty stock market sessions after the detachment of a coupon providing entitlement to dividends or capital increase.

The price to be paid on exercise of a purchase option by the beneficiaries shall be determined on the day on which options are granted by the Board of Directors. The share purchase price shall be equal to the average of weighted average market price over the twenty stock market sessions preceding date on which the option is granted, and not less than 80% of the average purchase price of shares previously acquired by the company itself pursuant to Articles L 225-208 and L 225-209 of the Commercial Code. No option may be granted less than twenty stock market sessions after the detachment of a coupon providing entitlement to dividends or capital increase.

No option may be granted:

- within a period of ten stock market sessions preceding and following the date on which the consolidated accounts, or in their absence the company accounts, were made public.
- during the period between the date on which the corporate decision-making bodies became aware of information which, if it were made public, could have a significant effect on the market price of the Companies shares, and the date which follows ten stock market sessions after the date on which said information was made public.

The General Meeting expressly submit the attribution and /or the exercise of options for subscription or purchase of shares to the achievement of individual and common performance criteria in execution of the mid-term plan of the Company.

In the event of departure from the Company, and in the absence of a decision to the contrary, the employee will lose the benefit of options of purchase or subscription attributed to him or her, which have not been exercised.

The Board of Directors is hereby granted all powers within the above limits in order to determine all of the terms and conditions of the operation, including in particular:

- to fix the date of opening and exercising of options;
- to adopt the list of beneficiaries;
- to appreciate the achievement of the performance criteria fixed by the General Meeting, under which the options will be granted, and to add, whether necessary, all conditions or criteria, which it might consider suitable, to fix the amount of shares concerned by them;
- to fix the conditions under which the options shall be granted and the quantities of shares concerned by them;
- to decide on the conditions under which the price or number of shares may be adjusted in order to take account of financial operations undertaken by the Company and, where necessary, the conditions under which the exercise of options may be suspended;
- to draw up the regulations for the stock option plan or the notice which shall fix the purchase price and terms under which the beneficiaries of these options may exercise their rights;
- to proceed with all acts and formalities in order to make the corresponding capital increase(s) arising under the authorisation provided in this resolution definitive, and to make the correlative amendments to the Articles of Association.

- ☐ on its simple decision, if it thinks fit, to apply the expenses of the capital increases against the amount of issue premiums pertaining to these capital increases and to deduct the necessary sums from this amount in order to increase the statutory reserve to one tenth of the new registered capital after each capital increase;
- ☐ and, generally, to do all that is necessary.

The Board of Directors shall inform the Annual General Meeting each year as to operations undertaken under this resolution.

Whether is necessary and in order to satisfy the provisions of article L 225-129-6 of the Commercial Code, the General Meeting herein confirm that the delegation given to the Board of Directors to increase the registered capital by the issue of shares reserved to employees, in accordance to article L 443-5 of the Employees Code by the eighteenth resolution adopted by the General Meeting of April the 29 of 2005 which have not been exercised, keep in force in accordance to the conditions provided in the said eighteenth resolution.

Fifteenth resolution

Authorisation for the free allotment of existing or new shares to employees or to certain categories of employees of the company and its group.

The General Meeting, after having examined the report from the Board of Directors and the special report from the Statutory Auditors, hereby delegates the necessary powers to the Board of Directors pursuant to article L 225-197-1 of the Commercial Code, in order to proceed in favour of the employees of the Company and its Group, or to certain categories of them, to the free allotment of existing shares, under the conditions provided in article L 225-197-2 of the Commercial Code.

The General Meeting also authorise the Board of Directors in accordance to article 225-197-1 II to consent the said shares to the Deputy Chief Executives under the same conditions applicable to the other employees.

The Board of Directors shall have a period not exceeding thirty-eight months as of the date of this General Meeting, in order to use this authorisation on one or more occasions.

The total number of shares, which may be freely granted, shall not be greater than 0,53% of the amount of the shares making up the registered capital on the date hereof.

The General Meeting expressly submit the definitive allotment of free shares to the achievement of individual and common performance criteria in execution of mid-term plan of the Company.

The allotment of shares to its beneficiaries will become definitive after a minimum period of acquisition of four years.

Rights arising from the free allotment of shares will not be transferable until the end of the acquisition period.

As of the date of allotment of shares by the Board of Directors, the beneficiaries of these shares will have the obligation to hold the shares for a period of two years.

The following may not benefit from the free allotment of shares: company officers and members of staff of the Company and its Group, which are connected under those conditions, referred to in Article L 225-197-2 of the Commercial Code, who individually holds more than 10% of the registered capital of the Company. This free allotment of shares shall not result in individual employees and executives holding more than 10% of the share capital

Moreover, the General Meeting hereby takes note that, this authorisation includes, for the beneficiaries of the free allotment of shares, the express waiver by the shareholders of their preferential subscription right for shares issued progressively with the exercise of options.

In the event of departure from the company, and in the absence of a decision to the contrary, the employee will lose the benefit of the shares attributed to him or her and that he or her have not transferred.

The Board of Directors is hereby granted all powers within the above limits in order to determine all of the terms and conditions of the operation, including in particular:

- ☐ to proceed to the free allotment of shares.
- ☐ to adopt the list of beneficiaries, the number of ordinary shares to be allotted to each one, the way of allotment of ordinary shares, and in particular the allotment period and the holding period of ordinary shares.
- ☐ to appreciate the achievement of the performance criteria fixed by the General Meeting, under which the shares will be allotted, and to add, whether necessary, all conditions or criteria, which it might consider suitable, to fix the amount of shares concerned by them;
- ☐ to proceed, pursuant to the terms that it will determinate, during the period of assignation of the allocated shares, to do any adjustment in order to take into account the impact that this transactions may have over the registered capital, and particularly to decide the conditions under which the number of ordinary shares will be allocated.

- to proceed with all acts and formalities in order to make the corresponding capital increases(s) arising under the authorisation provided in this resolution definitive and to make the correlative amendments to the articles of Association;
- on its simple decision, if it thinks fit, to apply the expenses of the capital increases against the amount of issue premiums pertaining to these capital increases and to deduct the necessary sums from this amount in order to increase the statutory reserve to one tenth of the new registered capital after each capital increase;
- and, generally, to do all that is necessary.

The Board of Directors shall inform the Annual General Meeting each year as to operations undertaken under this resolution.

Sixteenth resolution

Amendment of article 12 of the Articles of Association

The Extraordinary General Meeting, after having examined the report from the Board of Directors decides, pursuant to Act n° 2005- 842 of July the 26th of year 2005, to include in article 12 of the Article of Association related to meetings and deliberations of the Board of Directors, the authorisation to hold Board of Directors meetings via telecommunication means ensuring the effective attendance of the directors.

Seventeenth resolution

Amendment of article 6 of the Articles of Association and addition of article 7 to the Articles of Association

The Extraordinary General Meeting, after having examined the report from the Board of Directors, hereby decides:

- to delete the last paragraph of article 6 of the Articles of Association.
- to add an article 7 to the Articles of Association in order to precise the practices related to the capital increase in accordance to the provisions of the *Ordonnance* n° 2004-604 of June the 24th of year 2004 and to make the correlative amendments to the Articles of Association.

Eighteenth resolution

Amendments of articles 19 and 30 of the Articles of Association

The Extraordinary General Meeting, after having examined the report from the Board of Directors decides to:

- delete article 19 of the Articles of Association pursuant to the provisions of the Ordonnance n° 2004-604 of June the 24th of year 2004 and to amend where necessary the subsequent articles.
- delete correlatively the last paragraph of article 30 of the Article of Association.

As Ordinary General Meeting:

Nineteenth resolution

Powers for formalities

The General Meeting confers all powers on the bearer of a copy or an extract of the minutes of this Meeting in order to proceed with all necessary filing and publication formalities as provided for by law.



Information concerning those directors whose renewal is submitted to the General Meeting



Carlos GHOSN

Chief Executive Officer

Date of birth: 9 March 1954.

Number of shares held: 1,700.

Term of office start / end dates: April 2002/AGM 2006.
Date of first appointment: April 2002.

Director: Alcoa, Nissan Motor Co. Ltd.

Chairman and Chief Executive Officer: Nissan Motor Co. Ltd

Chairman of the Directorate (Management Board): Renault Nissan b.v.

Career:

1990 : Chairman and Chief Executive of Michelin North America.

1996: Executive Vice President, Renault.

1999: Chief Executive Officer of Nissan.

2000: Chairman of Nissan.

2001: Chairman and Chief Executive Officer of Nissan.

2005: Chief Executive Officer of Renault.



Marc LADREIT de LACHARRIERE

Chairman and Chief Executive Officer of Fimalac

Date of birth: 6 November 1940.

Number of shares held: 1,020.

Term of office start / end dates: October 2002/AGM 2006.
Date of first appointment: October 2002.

Honorary Chairman: Comité National des Conseillers du Commerce Extérieur de la France.

Chairman of the Board of Directors: Fitch Ratings, Fimalac Inc.

Director: Casino, Cassina, L'Oréal.

Managing Partner: Groupe Marc de Lacharrière.

Managing Director: Fimalac Participations.

Member of the Consultative Committee: Banque de France

Member of the Board for general interest establishments and associations: Conseil Artistique des Musées Nationaux, Fondation Bettencourt Schueller, Fondation Nationale des Sciences Politiques, Musée du Louvre, Société des Amis du Musée du quai Branly.

Member of *Académie des Beaux Arts.*

Member of the Board of the American Friends of the *Louvre.*

Member of the Remunerations Committee of Renault.

Member of the Appointments and Governance Committee of Renault.

Career:

Started with *Banque de Suez* et de *l'Union des Mines* which was to become Banque Indosuez. He left this establishment in 1976 when he was Business Department Director, in order to join l'Oréal as Financial Director, and progressively became Deputy Chairman and Chief Executive.

In 1991, he left l'Oréal in order to create his own enterprise, Fimalac, a diversified group for services to enterprises, listed on the Paris stock market.



Jean-Claude PAYE

Barrister
Counsel of the law firm Gide Loyrette Nouel
Date of birth: 26 August 1934.

Number of shares held: 20.

Term of office start / end dates: April 2002/AGM 2006.
Date of first appointment: July 1996.

Member of the Accounts and Audit Committee of Renault.

Member of the International Strategy Committee of Renault.

Career:
1984-1996: Secretary General of the Organisation for Economic Cooperation and Development (OECD).

1996-2000: External mission member of the *Conseil d'État*.

2001: Barrister, Counsel of the law firm Gide Loyrette Nouel.



Franck RIBOUD

Chairman and Chief Executive Officer
Chairman of the Executive Committee of the Danone group
Date of birth: 7 November 1955.

Number of shares held: 331.

Term of office start / end dates: December 2000/AGM 2006.
Date of first appointment: December 2000.

Chairman of the Board of Directors: Compagnie Gervais Danone, Générale Biscuit.

Director: Association Nationale des Industries Agroalimentaires, Danone S.A., L' Oréal SA, Sofina.

Member of the Supervisory Board: Accor.

Member representing the Danone Group: National Commission on Sustainable Development.

Chairman and Director: Danone Asia Pte Limited.

Director: Bagley Latinoamerica sa, International advisory Board HEC, Wadia BSN India Limited, Ona, QUIKSILVER.

Chairman of the Remunerations Committee.

Career:
With the ESN Group, since become Danone, since 1994.

1990 - 1992: Chief Executive of Société des eaux minérales d'Evian.

1992 - 1994: Director of the Development Department of the ESN group.

1996: Chairman and Chief Executive of Danone group.


Director appointed by the General Meeting



Hiroto SAIKAWA

Executive Vice president Purchasing, Nissan Motor Co., Ltd.

Date of birth: November 14, 1953.

Education: Graduated from the Faculty of Economics, Tokyo University.

Career Profile:

1977: Joined Nissan Motor Co., Ltd.

1999: Nissan Europe N.V.

2000: General Manager of Purchasing Strategy Dept.

2001: Renault Nissan Purchasing Organization
Executive General Manager

2003: Senior Vice-President in charge of Purchasing Administration.
Dept., Materials and Machinery Purchasing Dept., Purchasing.
Engineering Support Dept., Parts Purchasing Dept.
Support/Services Purchasing Dept.

2004: Senior Vice-President in charge of Purchasing Administration
Dept., Purchasing Engineering Support Dept.
Service Support Purchasing Dept.

2005: Executive Vice-President supervising Purchasing.
Chairman, Management Committee, Europe.



Corporate governance and Board of Directors

Board of Directors of Renault

□ **Louis SCHWEITZER**
Chairman of the Board of Directors

□ **Carlos GHOSN**
Chief Executive Officer

□ **Yves AUDVARD**
Director elected by the employees

□ **Michel BARBIER**
Director elected by the employees

□ **Alain CHAMPIGNEUX**
Director elected by the employees

□ **François de COMBRET***
Senior Advisor for UBS

□ **Charles de CROISSET***
Vice-Chairman of Goldman Sachs Europe

□ **Jean-Louis GIRODOLLE**
Inspector of Public Finances
Sub-Director of the Treasury and Economic Policy Department
Ministry of the Economy, Finance and Industry

□ **Itaru KOEDA**
Co-Chairman of the Board of Directors and
Executive Vice-President of Nissan Motor Co. Ltd

□ **Marc LADREIT de LACHARRIERE***
Chairman and Chief Executive of FIMALAC

□ **Dominique de La GARANDERIE***
Barrister
Law firm La Garanderie & Associés

□ **Bernard LARROUTUROU**

□ **Henri MARTRE***
Honorary Chairman of Aérospatiale

□ **Jean-Claude PAYE***
Barrister

□ **Franck RIBOUD***
Chairman
Groupe Danone

□ **Georges STCHERBATCHEFF**
Director elected by the employee shareholders

□ **Robert STUDER***
Former Chairman of Union des Banques Suisses

** Independent Directors*



Louis SCHWEITZER

Chairman of the Board of Directors

Date of birth: 8 July 1942.

Number of shares held: 127,845 plus 4,578 shares in the FCPE (in-house investment fund).

Term of office start / end dates: April 2005/AGM 2009.
Date of first appointment: May 1992.

Chairman of the Haute Autorité de Lutte contre les Discriminations et pour l'Egalité (High Authority for Countering Discrimination and Favouring Equality).

Chairman of the Board of Directors: AstraZeneca.

Director: BNP Paribas, Électricité de France, AB Volvo, L'Oréal, VEOLIA Environnement.

Member of the Consultative Committee: Allianz, Banque de France.

Deputy Chairman of the Supervisory Board: Philips.



Carlos GHOSN

Chief Executive Officer

Date of birth: 9 March 1954.

Number of shares held: 1,700.

Term of office start / end dates: November 2002/AGM 2006;
Date of first appointment: April 2002.

Director: Alcoa, Nissan Motor Co. Ltd

Chairman and Chief Executive Officer: Nissan Motor Co. Ltd.

Chairman of the Directorate (Management Board): Renault Nissan b.v.



Yves AUDVARD

Director elected by the employees
Project Process Designer – Renault

Date of birth: 10 February 1953.

Number of shares held: 6 and 82 shares in the FCPE (in-house investment fund).

Term of office start / end dates: November 2002/AGM 2008.
Date of first appointment: November 2002.



Michel BARBIER

Director elected by the employees
Working Conditions Technician – Renault.

Date of birth: 24 November 1955.

Number of shares held: 141.

Term of office start / end dates: November 2002/AGM 2008.
Date of first appointment: November 2002.



Alain CHAMPIGNEUX

Director elected by the employees
Documentary Management Manager – Quality Department

Date of birth: 11 January 1954.

Number of shares held: 497 shares in the FCPE (in-house investment fund).

Term of office start / end dates: November 2002/AGM 2008.
Date of first appointment: November 2002.



François de COMBRET

Senior Advisor pour UBS

Date of birth: 12 July 1941.

Number of shares held: 1,000.

Term of office start / end dates: April 2004/AGM 2008.
Date of first appointment: July 1996.

Director: Safran, Bouygues Telecom, Nexans, Care France, Musée Rodin.



Jean-Louis GIRODOLLE

Inspector of Public Finances, Sub-Director of the Treasury and Economic Policy Department
Ministry of the Economy, Finance and Industry

Date of birth: 2 August 1968.

Term of office start / end dates: October 2003/AGM 2007.
Date of first appointment: October 2003.

Director: Aéroports de Paris, Air France KLM, Autoroutes du Sud de la France, RATP.



Charles de CROISSET

Vice-Chairman of Goldman Sachs Europe

Date of birth: 28 September 1943.

Number of shares held: 1,000.

Term of office start / end dates: April 2004/AGM 2008.
Date of first appointment: April 2004.

Director: Bouygues, Thalès

Member of the Supervisory Board: Euler & Hermès, SA des Galeries Lafayette.



Itaru KOEDA

Co-Chairman of the Board of Directors and Executive Vice-President of Nissan Motor Co. Ltd

Date of birth: 25 August 1941.

Number of shares held: 500.

Term of office start / end dates: April 2005/AGM 2009.
Date of first appointment: July 2003.



Marc LADREIT de LACHARRIERE

Chairman and Chief Executive: Fimalac
Date of birth: 6 November 1940.

Number of shares held: 1,020.

Term of office start / end dates: October 2002/AGM 2006.
Date of first appointment: October 2002.

Honorary Chairman: Comité National des Conseillers du Commerce Extérieur de la France

Director: Casino, Cassina, L'Oréal.

Chairman of the Board of Directors: Fitch Ratings, Fimalac Inc.

Managing Partner: Group Marc de Lacharrière.

Managing Director: Fimalac Participations.

Member of the Consultative Committee: Banque de France.



Bernard LARROUTUROU

Date of birth: 24 September 1958.

Number of shares held: 1.

Term of office start / end dates: April 2004/AGM 2008.
Date of first appointment: February 2000.

Director: CNRS Éditions, FIST, INIST Diffusion, "I2T"-SA



Dominique de La GARANDERIE

Barrister, law firm La Garanderie & Associés
Date of birth: 11 July 1943.

Number of shares held: 150.

Term of office start / end dates: April 2005/AGM 2005.
Date of first appointment: February 2003.

Former President of the Paris Bar Council.

Member of the Bar Council's governing board.

Honorary President of the French Women Lawyers Association (AFFJ - Association Française des femmes jurists).

President of the International Commission of the National Bar Council.

President of the French Institute of International Legal Experts (IFEJI - Institut Français des Experts Juridiques Internationaux).

Deputy Chairman of the Working Group on corporate governance in the private sector (OCDE).



Henri MARTRE

Honorary Chairman of Aérospatiale
Date of birth: 6 February 1928.

Number of shares held: 328.

Term of office start / end dates: April 2003/AGM 2007.
Date of first appointment: July 1996.

Chairman: Comité Japon de MEDEF International.

Honorary Chairman and Member of the Board: GIFAS, AFNOR, AX.

Chairman of the Supervisory Board: ESL Holding.

Deputy Chairman of the Supervisory Board: KLM.

Director: France Telecom, SOGEPA, SOFRADIR, ON-X.

Member of the Consultative Committee: Banque de France.

Member of the Board: Aviation marchande, CEPII, l'AFII.



Jean-Claude PAYE

Barrister
Counsel of the law firm Gide Loyrette Nouel

Date of birth: 26 August 1934.

Number of shares held: 20.

Term of office start / end dates: April 2002/AGM 2006.
Date of first appointment: July 1996.



Georges STCHERBATCHEFF

Director elected by the employee shareholders.

Date of birth: 29 October 1946.

Number of shares held: 2,167 shares in the FCPE (in-house investment fund).

Term of office start / end dates: April 2004/AGM 2009.
Date of first appointment: April 2004.



Franck RIBOUD

Chairman and Chief Executive – Chairman of the Executive Committee of the Danone group

Date of birth: 7 November 1955.

Number of shares held: 331.

Term of office start / end dates: December 2000/AGM 2006.
Date of first appointment: December 2000.

Chairman of the Board of Directors: Compagnie Gervais Danone, Générale Biscuit.

Director: Association Nationale des Industries Agroalimentaires, Danone S.A., L' Oréal SA, Sofina, Bagley Latinoamerica sa, International advisory Board HEC, Wadia BSN India Limited, Ona, Quiksilver.

Member of the Supervisory Board: Accor.

Member representing the Danone Group: National Commission on Sustainable Development.



Robert STUDER

Former Chairman of Union des Banques Suisses

Date of birth: 12 November 1938.

Number of shares held: 1,000.

Term of office start / end dates: May 2001/AGM 2007.
Date of first appointment: July 1996.

Director: Espirito Santo Financial Group S.A., Luxembourg, Schindler Holding A.G., BASF.

The specialised committees of the Board of Directors

In order to proceed with an in-depth examination of the specific questions entering with the tasks of the Board of Directors, specialised committees have been in place since 1996. The opinions of these committees are presented to the Board by their respective Chairmen.

There were initially three of these Committees, this number now being four following the splitting of the tasks of the appointments and remuneration committee into two distinct committees.

Accounts and Audit Committee

The Accounts and Audit Committee is made up of six members:

- **Robert STUDER**
  Chairman
- **Alain CHAMPIGNEUX**
- **Charles de CROISSET**
- **Dominique de La GARANDERIE**
- **Jean-Louis GIRODOLLE**
- **Jean-Claude PAYE**

In comprises four independent members.

This committee has the following tasks in particular:

- examining the accounts and the appended financial documents prior to their presentation to the Board;
- ensuring compliance with standards in force for the methods adopted for the drafting of the accounts, and examining the changes to be made to these methods;
- giving its opinion on the appointment or re-appointment of the Statutory Auditors, and on the quality of their work;
- ensuring compliance the rules concerning the independence of the Statutory Auditors;
- verifying the pertinence of the internal audit methods;
- making any and all recommendations to the Board in the above areas.

Remuneration Committee

The Remuneration Committee is made up of three members:

- **Franck RIBOUD**
  Chairman
- **François de COMBRET**
- **Marc LADREIT de LACHARRIERE**

Three out of three of its members are independent directors.

This Committee has the following tasks in particular:

- making any recommendation to the Board concerning the remuneration and pension of the Chairman of the Board of Directors and the Chief Executive Officer, as well as any senior executive or corporate officer;
- proposing the variable part of the remuneration of the corporate officers;
- assessing all of the remuneration and advantages received by senior executives, and where applicable from other companies in the Group;
- examining the general policy for the attribution of options, and making proposals to the Board of Directors, both as to the policy and as to the attribution of stock options.

Appointments and Governance Committee

The Appointments and Governance Committee has three members:

- **Louis SCHWEITZER**
  Chairman
- **Marc LADREIT de LACHARRIERE**
- **Dominique de La GARANDERIE**

It has two independent directors as members.

This Committee's tasks include the following in particular:

- making any proposal to the Board concerning the appointing of new directors;
- assessing whether it is opportune to renew the terms of office, as they come up for renewal;
- being able to propose solutions for succession in the event of an unforeseen vacancy;
- making any and all proposals as to the chairmanship, the membership and the powers of the various committees of the Board;
- following up on corporate governance questions;
- drawing up an overview, each year, of the working of the Board, and proposing changes as the case may be.

International Strategy Committee

The International Strategy Committee is made up of six members:

- **Henri MARTRE**
  Chairman
- **Yves AUDVARD**
- **Michel BARBIER**
- **Bernard LARROUTUROU**
- **Jean-Claude PAYE**
- **Georges STCHERBATCHEFF**

Two of its members are independent directors.

This Committee has the following tasks in particular:

- analysing and presenting, to the Board, the orientations of the Company's international development.


Auditors

Statutory auditors

□ DELOITTTE & ASSOCIATES
Represented by Mrs Pascale Chastaing-Doblin and M. Amadou Raimi
185, avenue Charles de Gaulle
92200 Neuilly sur Seine

□ ERNST & YOUNG Audit
Represented by MM. Jean-François Bélogey and Daniel Mary-Dauphin
11, Allée de l'Arche
92400 Courbevoie

Alternate auditors

□ BEAS
Alternate for DELOITTE & ASSOCIATES
7-9 Villa Houssay
92200 Neuilly sur Seine

□ Gabriel GALET
Alternate for ERNST & YOUNG Audit
11, Allée de l'Arche
92400 Courbevoie



Financial information for the year

The 2005 consolidated financial statements are presented in accordance with International Financial Reporting Standards (IFRS). The 2004 statements have been restated using the same standards.

2005 key figures and financial results

- *Group worldwide sales rose 1.7% in 2005, even though the European automobile market contracted (*) 0.3%. The Group sold 2.5 million vehicles on robust performances outside Europe.*
- *Group revenues rose by 1.9% on a consistent basis.*
- *Operating margin was €1.3 billion, or 3.2% of revenues, compared with 5.2% in 2004.*
- *Renault's share in the net income of associated companies – Nissan and AB Volvo – amounted to €2.6 billion. Net income (Renault share) climbed 18.7% to €3.4 billion.*
- *At December 31, 2005, the net financial debt of the Automobile Division stood at €2.3 billion, or 11.5% of shareholders' equity, compared with 9.9% at end-December 2004.*

Renault exceeds the 2.5 million mark for vehicle sales on robust performances outside Europe.

The European **automobile market** contracted by 0.3% to 17.5 million units in 2005. The passenger car market fell 0.8% to 15.3 million units, while the market for light commercial vehicles (LCVs) was up 3.7% to 2.2 million units.

Automobile market - Europe and the rest of the world

millions of units	2001	2002	2003	2004	**2005**
Véhicules particuliers et utilitaires					
Europe (*)	17.7	17.2	17.1	17.5	**17.5**
Rest of the world	38.0	38.9	40.3	42.9	**45.2**

In the rest of the world, Renault was buoyed by growth on automobile markets where the Group has a traditional presence, including Argentina (up 35.3% to 0.36 million vehicles), Brazil (up 9.4% to 1.62 million vehicles), Turkey (up 3.3% to 0.72 million vehicles), Romania (up 42.6% to 0.25 million vehicles) and South Korea (up 7% to 0.94 million passenger cars).

The Renault group occupied 10.4% of the **European** automobile market, with the Renault brand taking a 10.2% share and the Dacia brand a 0.2% share.

Renault group market share

%	2001	2002	2003	2004	**2005**
Europe (*)	11.1%	11.3%	11.1%	10.8%	**10.4%**
o/w passenger cars	10.6%	10.7%	10.6%	10.2%	**9.8%**
o/w LCVs	15.0%	15.6%	14.9%	14.8%	**14.4%**

- The Renault brand retained its number-one ranking on the passenger car and LCV market with a 10.2% share, selling 1.8 million units (down 5.4%). In an auto market that was broadly stable and subject to strong price pressures, Renault maintained its selective commercial policy. Mégane was again the top-selling car in Europe, despite a half-point drop in market share to 4.2%. Sales of Trafic and Master enabled Renault to confirm its leadership in LCVs – a strategic segment – with 14.4% market penetration.
- And with Logan, Dacia recorded an impressive performance in Europe, selling 30,000 vehicles.

Group sales **outside Europe** climbed 21.2% to almost 700,000 vehicles, or 27.2% of total worldwide sales, up from 22.8% in 2004. The Group advanced in all regions except Turkey, which was down 1.4%, and Brazil. All three Group brands contributed to sales growth:

- Dacia's sales surged 45.5% with the successful rollout of Logan;
- In Korea, the range renewal program enabled Renault Samsung Motors to grow sales by 40.4%;
- The Renault brand also saw an 11.4% increase in sales volumes.

Renault group worldwide sales

in units	2001	2002	2003	2004	**2005**
Europe (*)	2,000,368	1,974,098	1,922,019	1,922,275	**1,845,048**
Rest of the world	412,255	431,010	466,411	568,062	**688,380**
Worldwide	2,412,623	2,405,108	2,388,430	2,490,337	**2,533,428**
o/w passenger cars	2,074,546	2,063,834	2,055,779	2,108,832	**2,141,248**
o/w LCVs	338,077	341,274	332,651	381,505	**392,180**

(*) Western and Central Europe

Revenues up 1.9% (1)

Group revenues increased 1.9% to €41.3 billion in 2005.

- The Automobile Division's contribution rose 2% to €39.5 billion, chiefly owing to increased Renault sales worldwide:
  - on fiercely competitive markets in Europe, a decline in unit sales was compounded by a less favorable product mix and lower prices as the Group's product range entered a less positive phase;
  - in the rest of the world, a rise in unit sales combined with higher prices and an improved product mix, with new Renault Samsung models SM5 and SM7 leading the way, and Logan increasing its market share.
- The contribution from the Sales Financing Division, down 0.2% to €1.9 billion, was nearly unchanged as a lower average interest rate on loans to customers was offset by a 4.6% rise in total average loans outstanding.

Revenues by Division

€ million	2004 Based on 2005 presentation*	**2005**	Change **2005/2004** %
Automobile	38,681	**39,458**	2.0%
Sales Financing	1,884	**1,880**	- 0.2%
Total	**40,565**	**41,338**	**1.9%**

** 2004 data have been restated to conform to the 2005 presentation (2004 revenues: €40,292 million)*

Revenues *€ million*

Revenues in France and abroad %



40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
36,351
36,336
37,525
40,292
41,338
64.5
65.4
39.2
38.3
35.5
34.6
2001
2002
2003
2004 (*)
2005
Outside France (%)
France (%)

(*) 2004 data restated in accordance with IFRS

The Renault group recorded more than two-thirds of its revenues outside France in 2005.

Operating margin reaches 3.2% of revenues

Operating margin *€ million*



2,000
1,500
1,000
500
0
473
1,483
1,402
2,115
1,323
2001
2002
2003
2004 (*)
2005

(*) 2004 data restated in accordance with IFRS

Operating margin, a true measure of Renault's operating performance, was €1.3 billion in 2005, or 3.2% of revenues, after 5.2% in 2004:

Operating margin by Division *€ million*

	Year **2004**	Year **2005**
Automobile	1,654	**858**
% of revenues	4.3%	**2.2%**
Sales Financing	461	**465**
% of revenues	24.7%	**24.7%**
Total	**2,115**	**1,323**
% of revenues	5.2%	**3.2%**

- The **Automobile Division** reported operating margin of €0.86 billion, compared with €1.65 billion in 2004. Strong performances outside Europe were offset by a marked decline in the contribution of European sales, in turn due to:
  - a less favorable geographical mix and product mix,
  - lower sales prices for vehicles,
  - a rise in both raw material costs and costs associated with the introduction of Euro IV emission standards.

Furthermore, R&D costs increased due to international expansion and work on preparing new vehicles as part of the range extension policy.
The ongoing drive to reduce purchasing costs failed to offset these factors.

- The Sales Financing Division once again made a healthy contribution to revenues, totaling €0.47 billion.

(1) On a consistent basis.

Net income up 18.7% to a record [1] €3.4 billion

Summary income statement

€ million	2004 [2]	2005
Revenues	40,292	**41,338**
Operating margin	2,115	**1,323**
Other operating income and expenses	-243	**191**
Net operating income	1,872	**1,514**
Net balance on the financing account	-331	**-327**
Share in the net income of:		
– Nissan	1,689	**2,275**
– AB Volvo	221	**308**
Pre-tax income	3,464	**3,784**
Tax	-561	**-331**
Net income (Renault share)	**2,836**	**3,367**
Earnings per share (€)	11.16	**13.19**

The sharp increase [1] in net income is chiefly attributable to three factors:

- Capital gains of €0.3 billion on the sale of land in Spain and divestment of an interest in Nissan Diesel;
- A €0.7 billion rise in contributions from associated companies AB Volvo and Nissan to €2.6 billion. For Nissan, this included a non-recurring gain of €0.5 billion as the company completed the transfer of pension commitments to the Japanese government;
- A €0.2 billion decrease in current and deferred taxes.

Net income – Renault share *€ million*



3,000
2,500
2,000
1,500
1,000
500
0
1,051
1,956
2,480
2,836
3,367
2001
2002
2003
2004 (2)
2005

Net income (Renault share) came to a record [1] €3.4 billion, up 18.7% from €2.8 billion in 2004.

Earnings per share came to €13.19 per share, compared with €11.16 in 2004.

(1) On a consistent accounting basis

(2) 2004 data restated in accordance with IFRS

Automotive debt

- The Automobile Division's net financial debt increased by €0.7 billion in 2005 to €2.3 billion at December 31, 2005, compared with €1.6 billion at December 31, 2004.

  The two key items in this increase were:

  - the exercise of an option to acquire the Technocentre, for €0.6 billion
  - marking to market of redeemable shares, for €0.3 billion.

Without these two items, operating activities would have reduced the Division's net financial debt by €0.2 billion.

- Cash flow at the Automobile Division fell by €0.5 billion compared with 2004 to €4.1 billion. Cash flow included €0.5 billion in dividends from associated companies, of which:
  - €0.4 billion from Nissan
  - €0.1 billion from AB Volvo.
- Operating activities largely financed purchases of property, plant and equipment, and intangibles (net of disposals) for a total of €2.9 billion, compared with €3.2 billion in 2004. As a result, the Automobile Division generated free cash flow of €1.2 billion, compared with €1.4 billion in 2004.
- The working capital surplus was down €0.5 billion, mainly owing to a rise in inventories and other receivables, which was not offset by an increase in payables.
- Total dividend payout amounted to €0.6 billion in 2005, including €0.5 billion paid by Renault S.A.

Sound financial structure

In 2005, Group shareholders' equity increased €3.8 billion to €19.7 billion at December 31, 2005. At the same date, the net financial debt of the Automobile Division was equivalent to 11.5% of shareholders' equity, compared with 9.9% at December 31, 2004.

2006 financial outlook and *Renault Commitment 2009*

On February 9, 2006, Renault presented:

- its financial outlook for 2006,
- *Renault Commitment 2009,* a growth plan that will make and sustain Renault as the most profitable European volume car company.

2006 financial outlook

In 2006, Renault expects the automobile market to decline slightly in Europe and to grow in the other main countries in which the company operates.

Renault will not benefit from major product launches in 2006, but will profit from the first full year of sales of the new Clio in Europe, as well as the release of phase-two models of Mégane, Espace and Trafic and the phase-three Master. Outside Europe, two new station wagon and van versions will be brought to market in the second half of 2006 to round out the Logan line.

Furthermore, action plans focusing on our cost competitiveness, defined within the framework of the new business plan, will be deployed and start to bear fruit in 2006.

Overall, against a backdrop of higher raw material costs than in 2005, an extremely competitive European market and continuous international growth, Renault plans to achieve an operating margin of 2.5% of revenues in 2006 and stable unit sales compared to 2005.

Renault Commitment 2009

Renault Commitment 2009 is based on three major, fully transparent commitments. Work on meeting the objectives of the plan begins today, and Renault will report regularly on progress.

Quality commitment

Position the next Laguna among the top three models in its segment in terms of product and service quality.

Quality is the number-one priority for Renault's customers. It is also the first of the plan's commitments. Renault's ambitious objective reflects the faster pace of progress in recent years. Laguna will be Renault's standard-bearer for quality. The progress made on this product will be applied with the same diligence to the rest of the lineup.

Profitability commitment

Achieve an operating profit margin of 6% in 2009



% of revenues
Operating profit margin
6%
8
7
6
5
4
3
2
1
0
-1
-2
1991 1993 1995 1997 1999 2001 2003 2005 2007 2009

Profit will be the sole measure of the plan's success.

An operating profit margin of 6% will make and sustain Renault as the most profitable European volume car company. This level of profitability, achieved in 2009, will be surpassed the following year. Renault's efforts will thus be driven by short-, medium- and long-term profit.

Growth commitment

Sell an additional 800,000 units in 2009 as compared to 2005.

This new phase will mark the strongest period of growth in Renault's history. It will be based on:

- an unprecedented drive to expand and strengthen the product lineup;
- faster growth outside Europe: Renault's sales outside Europe will grow from 27% of total sales in 2005 to 37% in 2009, an increase of 80%.

Renault worldwide sales (thousands of units)



4,000
3,000
2,500
2,000
1,500
+ 800
In 3 years
3,333
2,533
2,118
+ 400
In 7 years
1990
1998
2005
2009

Rewards for shareholders

Shareholders will reap the fruits of the plan's success.

Each year, a proposal will be made to the Board of Directors to submit a resolution to the AGM to increase the dividend paid by Renault. The aim is to raise the dividend to €4.50 in 2009, i.e. a 2.5-fold increase over four years.

Dividend per share (€) (per payment year)



5
4
3
2
1
0
1.8
2.4
4.5
2005
2006
2007
2008
2009
Dividend paid

Share performance and ownership structure

Renault is listed on the Paris Bourse (Euronext) under ISIN code FR0000131906. The share is a component of the CAC 40, SBF 120, SBF 250, Euronext 100 and Euronext 150 market indexes.

Renault's share price ended on a gain for the fourth year in a row, climbing 11.9% to €68.90 at end-2005. However, it underperformed the CAC 40, which advanced by 23.4%, and the auto sector index, which rose 19.9%.

Ownership structure

The capital structure remained broadly stable in 2005.

The main changes were as follows:

- the French government reduced its stake from 15.7% to 15.3% after it issued bonus shares on September 20, 2005 to current and former employees who subscribed to the 2002 offer;
- the share held by current and former Renault employees increased from 3.3% to 3.6%, mainly as a result of the government's issuance of bonus shares;
- the share of treasury stock fell from 3.8% to 3.4% as options were exercised on the first stock option plans granted between 1996 and 2000.
- as a result, the percentage of Renault's shares held in public hands increased to 62.7% from 62.2% at December 31, 2004.

A survey of the holders of Renault bearer shares was carried out on September 30, 2005 to obtain an estimated breakdown of the public's ownership interest. At that date, individual shareholders had an interest of just under 5% of Renault's share capital. Institutional shareholders, meanwhile, had a stake of some 58%, with French and foreign institutions holding 18% and 40%, respectively. The 10 largest institutional shareholders held 19% of Renault's share capital

Ownership structure at December 31, 2005 %


62.7
Free float
3.4
Treasury stock
3.6
Employees
15.3
French state
15.0
Nissan

Ownership structure as a percentage of voting rights


76.8
Free float
4.4
Employees
18.8
French state

The public has 76.8% of the voting rights because the shares held by Nissan and treasury stock have no voting rights attached.

Renault share performance %

CAC 40 and DJ Euro Stoxx Auto indexed on Renault share price at December 31, 2001 (€33.61).



Annual change
Renault share
(€)
+ 13.1%
+ 22.2%
+ 12.5%
+ 11.9%
80
70
60
50
40
30
20
In 2005
Renault: + 11.9%
DJ Euro Stoxx auto: + 19.9%
Cac 40: + 23.4%
January April July October January April July October January April July October January April July October January

(€)	2002	2003	2004	2005
Year-end price	44.78	54.70	61.55	**68.90**
High	57.45	60.30	70.40	**82.45**
Low	34.60	29.51	51.35	**61.30**
Market capitalization (€ billion) At December 31	12.8	15.6	17.7	**19.6**

Renault shares put on 11.9% in 2005, climbing to €68.90. The price fluctuated considerably along the way, ranging from a low of €61.30 on January 27, 2005 to a record high of €82.45 on October 4.

After a first half of strong gains driven by the announcement of solid financial results for 2004 and the successful handover from Louis Schweitzer to Carlos Ghosn, Renault recorded a more mixed stockmarket performance in the second half.

The share price slipped in the third quarter of 2005, pulled down by fiercely competitive market conditions as illustrated by disappointing sales numbers for the auto sector as a whole and the downward revision of the Renault group's operating margin objective for full-year 2005. Even so, a strong international performance helped Renault shares to hold up well in the run-up to the release of the business plan on February 9, 2006. The CAC 40 and European auto sector indexes, meanwhile, gained 23.4% and 19.9% respectively.

With market capitalization of €19.6 billion at December 30, 2005, Renault was the 18th-ranked company in the CAC 40 index by capitalization and seventh-ranked in the automaker index

Dividend up more than 33%

Dividend per share (€) (for each fiscal year)*.



2.5
2.0
1.5
1.0
0.5
0
0.92
1.15
1.40
1.80
2.40 (1)
2001
2002
2003
2004
2005

(1) Subject to the decision of the AGM of May 4, 2006.

(*) Payment made the following year.

The Board of Directors will submit a proposal to the Annual General Meeting on May 4, 2006 to raise the dividend to €2.40 for 2005, up from €1.80 for 2004. With this move, the dividend will increase by 33% in 2005, after almost doubling between 2001 and 2004. The payment date is scheduled for May 15, 2006.

2006 Financial Calendar

February 9: 2005 financial results and *Renault Commitment 2009*

April 25: Q1 2006 revenues

May 4: Annual General Meeting

May 15: Dividend payment date (*)

July 27: H1 2006 results

October 25: Q3 2006 revenues

(*) Based on the proposal by the Board of Directors and the decision of the AGM of May 4, 2006.

Renault S.A. five-year financial highlights

(€ million)	2001	2001 pro forma (1)	2002	2003	2004	2005
Year-end financial position						
Share capital	923	923	1,086	1,086	1,086	**1,086**
Number of shares and investment certificates outstanding	242,196,550	242,196,550	284,937,118	284,937,118	284,937,118	**284,937,118**
Overall income from operations						
Revenues net of taxes	32,443					
Income before tax, amortization, depreciation and provisions (2)	1,425	84	3,005	446	213	**675**
Income tax	107	107	53	0	(2)	**(91)**
Income after tax, amortization, depreciation and provisions	554	170	3,111	771	252	**581**
Dividends paid	250		316	383	494	
Earnings per share in euros						
Earnings before tax, amortization, depreciation and provisions (2)	5.88	0.35	10.55	1.57	0.75	**2.37**
Earnings after tax, amortization, depreciation and provisions	2.29	0.70	10.92	2.71	0.88	**2.04**
Net dividend per share	0.92		1.15	1.40	1.80	**2.40(4)**
Personnel						
Number of employees (3)	47,515					
Payroll	1,677					
Benefit contributions (social security, benefit plans, etc.)	631					

(1) The strengthening of the Alliance between Renault and Nissan Motor Co. Ltd. and the delegation of strategic management to Renault-Nissan b.v. made it necessary to reorganize Renault and to create a société par actions simplifiée (simplified joint-stock company – SAS). The new entity, Renault s.a.s., is wholly owned by Renault SA. Under the terms of the business transfer agreement signed on February 22, 2002, Renault SA contributed its principal operating assets to Renault s.a.s. This agreement came into effect on April 1, 2002 and was backdated to January 1, 2002 for accounting and tax purposes. For this reason, the table includes a pro forma column for 2001 to make it easier to compare 2002 and 2001 performances.

(2) Provisions are those recorded during the year, less reversals and applications.

(3) At December 31.

(4) Pursuant to a resolution put to the AGM of May 4, 2006.

Request for documents and information

Cited in Article 135 of the Decree of March 23, 1967


RENAULT

Société Anonyme with capital of 1,085,610,419.58
F - 92513 Boulogne-Billancourt Cedex - FRANCE
Tel: + 33 1 76 84 04 04
441 639 465 R.C.S.Nanterre
Siret: 441 639 465 00018 - APE 341Z

Annual General Meeting of May 4, 2006

Please return this form in the prepaid envelope enclosed.

I the undersigned ☐ Mrs ☐ Miss ☐ Mr ☐ Company

LAST NAME (or company name): ....

First name: ....

Address: ....

....

Town: ....

....

Owner of: .... registered shares
and/or: .... fund units
and/or: .... bearer shares
— in Renault

Request to be sent documents and information regarding the Mixed (Ordinary and Extraordinary) General Meeting cited Article 135 of the Decree of March 23, 1967 on commercial companies.

Signed at ...., on 2006

Signature

NOTE: Pursuant to Article 138 of the Decree of March 23, 1967, owners of registered shares can make a single request to obtain from the Company the documents and information cited in Articles 133 and 135 of the aforementioned decree for each annual general meeting. If a shareholder wishes to exercise this entitlement, he/she must indicate it by using this request form.

Shareholder Information

Legal Department

Tel.: (33) 1 76 84 67 30
Fax: (33) 1 76 84 50 33

Investor Relations Department

Voice server
Toll-free number: 0 800 650 650 (France only)
or (33) 1 76 84 59 99 (France and abroad)

Fax: (33) 1 76 84 51 49

e-mail: communication.actionnaires@renault.com

www.renault.com / Financial Information


RENAULT